UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549





FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended January 1, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 1-16247

FLOWERS FOODS, INC.
(Exact name of registrant as specified in its charter)

Georgia *(State or other jurisdiction of incorporation or organization)*	**58-2582379** *(I.R.S. Employer Identification No.)*
1919 Flowers Circle **Thomasville, Georgia** (Address of principal executive offices)	**31757** (Zip Code)

Registrant's telephone number, including area code:
(229) 226-9110

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value, together with Preferred Share Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 232.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Based on the closing sales price on the New York Stock Exchange on July 17, 2010 the aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant was $2,107,319,372.

On February 18, 2011, the number of shares outstanding of the registrant's Common Stock, $0.01 par value, was 90,876,015.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's Proxy Statement for the 2011 Annual Meeting of Shareholders to be held May 25, 2011, which will be filed with the Securities and Exchange Commission on or prior to April 15, 2011, have been incorporated by reference into Part III, Items 10, 11, 12, 13 and 14 of this Annual Report on Form 10-K.

Flowers Foods
1919 Flowers Circle
Thomasville, Georgia 31757
t 229.226.9110
flowersfoods.com



April 12, 2011



VIA FEDERAL EXPRESS

Securities and Exchange Commission
ATTN: Filing Desk
450 Fifth Street NW
Washington, DC 20549-0001

Re: Proxy Materials for Flowers Foods, Inc.

Dear Sir or Madam:

Please find enclosed for filing eight (8) copies of the annual report, proxy statement, shareholder letter, shareholder fact sheet, proxy card, and notice card for the annual meeting of shareholders of Flowers Foods, Inc., to be held on May 25, 2011.

The mailing of the notice of availability of these proxy materials is scheduled to commence tomorrow, April 13, 2011.

Please contact the undersigned if you have any questions concerning the enclosed documents.

Sincerely,

Lisa Hay

enclosures

cc: A. Ryals McMullian, Esq.

FORM 10-K REPORT

TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	1
Item 1A.	Risk Factors	9
Item 1B.	Unresolved Staff Comments	12
Item 2.	Properties	15
Item 3.	Legal Proceedings	15
Item 4.	[Removed and Reserved]	16
PART II		
Item 5.	Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	16
Item 6.	Selected Financial Data	18
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	19
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	39
Item 8.	Financial Statements and Supplementary Data	40
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	40
Item 9A.	Controls and Procedures	40
Item 9B.	Other Information	40
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	40
Item 11.	Executive Compensation	41
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	41
Item 13.	Certain Relationships and Related Transactions, and Director Independence	41
Item 14.	Principal Accounting Fees and Services	41
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	42
Signatures		44

Forward-Looking Statements

Statements contained in this filing and certain other written or oral statements made from time to time by the company and its representatives that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to current expectations regarding our future financial condition and results of operations and are often identified by the use of words and phrases such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," "will," "would," "is likely to," "is expected to" or "will continue," or the negative of these terms or other comparable terminology. These forward-looking statements are based upon assumptions we believe are reasonable.

Forward-looking statements are based on current information and are subject to risks and uncertainties that could cause our actual results to differ materially from those projected. Certain factors that may cause actual results, performance, and achievements to differ materially from those projected are discussed in this report and may include, but are not limited to:

- unexpected changes in any of the following: (i) general economic and business conditions; (ii) the competitive setting in which we operate, including, advertising or promotional strategies by us or our competitors, as well as changes in consumer demand; (iii) interest rates and other terms available to us on our borrowings; (iv) energy and raw materials costs and availability and hedging counter-party risks; (v) relationships with our employees, independent distributors and third party service providers; and (vi) laws and regulations (including environmental and health-related issues), accounting standards or tax rates in the markets in which we operate;
- the loss or financial instability of any significant customer(s);
- our ability to execute our business strategy, which may involve integration of recent acquisitions or the acquisition or disposition of assets at presently targeted values;
- our ability to operate existing, and any new, manufacturing lines according to schedule;
- the level of success we achieve in developing and introducing new products and entering new markets;
- changes in consumer behavior, trends and preferences, including health and whole grain trends, and the movement toward more inexpensive store-branded products;
- our ability to implement new technology as required;
- the credit and business risks associated with our independent distributors and customers which operate in the highly competitive retail food and foodservice industries, including the amount of consolidation in these industries;
- changes in pricing, customer and consumer reaction to pricing actions, and the pricing environment among competitors within the industry;
- consolidation within the baking industry;
- any business disruptions due to political instability, armed hostilities, incidents of terrorism, natural disasters or the responses to or repercussions from any of these or similar events or conditions and our ability to insure against such events; and
- regulation and legislation related to climate change that could affect our ability to procure our commodity needs or that necessitate additional unplanned capital expenditures.

The foregoing list of important factors does not include all such factors, nor necessarily present them in order of importance. In addition, you should consult other disclosures made by the company (such as in our other filings with the Securities and Exchange Commission ("SEC") or in company press releases) for other factors that may cause actual results to differ materially from those projected by the company. Please refer to Part I, Item 1A., *Risk Factors*, of this Form 10-K for additional information regarding factors that could affect the company's results of operations, financial condition and liquidity.

We caution you not to place undue reliance on forward-looking statements, as they speak only as of the date made and are inherently uncertain. The company undertakes no obligation to publicly revise or update such statements, except as required by law. You are advised, however, to consult any further public disclosures by the company (such as in our filings with the SEC or in company press releases) on related subjects.

PART I

Item 1. *Business*

Corporate Information

The company's predecessor was founded in 1919 when two brothers, William Howard and Joseph Hampton Flowers, opened Flowers Baking Company in Thomasville, Ga. In 1968, Flowers Baking Company went public, became Flowers Industries, and began trading over-the-counter stock. Less than a year later, Flowers listed on the American Stock Exchange. In 1982, the company listed on the New York Stock Exchange under the symbol FLO. In the mid-1990s, Flowers Industries transformed itself from a strong regional baker into a national baked foods company with the acquisition of Keebler Foods Company, one of the largest cookie and cracker companies in the United States, and Mrs. Smith's, one of the country's top-selling frozen pie brands. By 1999, Flowers Industries had become a $4.2 billion national baked foods company with three business units — Flowers Bakeries, a super-regional fresh baked foods company; Mrs. Smith's Bakeries, a national frozen baked foods company; and Keebler. In March 2001, Flowers sold its investment in Keebler to the Kellogg Company, and the remaining business units — Flowers Bakeries and Mrs. Smith's — were spun off into a new company called Flowers Foods, which was incorporated in Georgia in 2000. In April 2003, Flowers sold the Mrs. Smith's frozen dessert business to The Schwan Food Company.

As used herein, references to "we," "our," "us," the "company" or "Flowers Foods" include the historical operating results and activities of the business operations that comprised Flowers Foods as of January 1, 2011.

The Company

Flowers Foods is one of the largest producers and marketers of bakery products in the United States. The company consists of two business segments: direct-store-delivery ("DSD") and warehouse delivery. The DSD segment focuses on the production and marketing of bakery products to U.S. customers in the Southeast, Mid-Atlantic, and Southwest as well as select markets in California and Nevada primarily through its direct-store-delivery system. The warehouse delivery segment produces snack cakes for sale to co-pack, retail and vending customers nationwide as well as frozen bread, rolls, buns, and tortillas for sale to national retail and foodservice customers primarily through warehouse distribution.

We have a major presence in each of the product categories in which we compete. Our brands have a leading share of fresh packaged branded sales measured in both dollars and units in the major southern metropolitan markets we serve. Our major branded products include, among others, the following:

DSD Brands	Regional Franchised Brands	Warehouse Delivery Brands
Flowers Foods	*Sunbeam*	*Mrs. Freshley's*
Nature's Own	*Roman Meal*	*European Bakers*
Whitewheat	*Bunny*	*Broad Street Bakery*
Cobblestone Mill	*Holsum*	*Mi Casa*
Blue Bird	*Aunt Hattie's*	*Leo's Foods*
ButterKrust		*Juarez*
Dandee		
Mary Jane		
Evangeline Maid		
Ideal		
Captain John Derst		
Country Hearth		
Nature's Grain		

Our strategy is to be one of the nation's leading producers and marketers of bakery products, available to distributors and customers through multiple channels of distribution, including traditional supermarkets and their in-store deli/bakeries, foodservice distributors, convenience stores, mass merchandisers, club stores, wholesalers, restaurants, fast food outlets, schools, hospitals and vending machines. Our strategy focuses on developing products

that are responsive to ever changing consumer needs and preferences through product innovation and leveraging our well established brands. To assist in accomplishing our strategy, we have invested capital to automate and expand our production and distribution capabilities as well as increase our efficiency. We believe these investments allow us to produce and distribute high quality products at the lowest cost.

In our DSD segment, we focus on producing and marketing bakery products to U.S. customers in the Southeast, Mid-Atlantic, and Southwest as well as select markets in California and Nevada. We market a variety of breads and rolls under the brands outlined in the table above. Over time, through product innovation and product diversity, we have been able to strengthen and establish our brands in the markets we serve. We have devoted significant resources to automate our production facilities, improve our distribution capabilities and enhance our information technology. Historically, we have grown through acquisitions of bakery operations that are generally within or contiguous to our existing region and which can be served with our extensive DSD system. However, we also have grown by expanding our DSD service into markets that adjoin the current territories we supply, and we intend to continue this growth initiative in the near future. Our DSD system utilizes approximately 3,600 independent distributors who own the rights to distribute certain brands of our fresh packaged bakery products in their geographic territories. The company has approximately 4,000 total distributor territories, including independent distributorships, distributorships available for sale, and company owned distributorships. Our strategy is to continue enabling these independent distributors to better serve their customers, principally by using technology to enhance the productivity and efficiency of our production facilities and our DSD system.

In our warehouse delivery segment, we produce snack cakes for sale to retail, vending, and co-pack customers as well as frozen bread, rolls and buns for sale to retail and foodservice customers. Our warehouse products are distributed nationally through mass merchandisers and brokers, as well as through warehouse and vending distributors. Additionally, we distribute to retail outlets to U.S. customers in the Southeast, Mid-Atlantic, and Southwest as well as select markets in California and Nevada through our DSD system.

Industry Overview

The United States food industry is comprised of a number of distinct product lines and distribution channels for bakery products. Although supermarket bakery aisle purchases remain the largest channel for consumers' bakery foods purchases, non-supermarket channels, such as mass merchandisers, convenience stores, club stores, dollar stores, restaurants, institutions and other convenience channels also are outlets where consumers purchase bakery items.

Fresh Bakery Products

In addition to Flowers Foods, several large baking and diversified food companies market bakery products in the United States. Competitors in this category include Grupo Bimbo S.A. de C.V., Hostess Brands, Inc., Sara Lee Corporation, McKee Foods Corporation (*Little Debbie*) and Campbell Soup Company (*Pepperidge Farm*). There are also a number of smaller regional companies. Historically, the larger companies have enjoyed several competitive advantages over smaller operations due principally to greater brand awareness and economies of scale in areas such as purchasing, distribution, production, information technology, advertising and marketing. However, size alone is not sufficient to ensure success in our industry.

Consolidation has been a significant trend in the baking industry over the last several years. It continues to be driven by factors such as capital constraints on smaller companies that limit their ability to avoid technological obsolescence and to increase productivity or to develop new products, generational changes at family-owned businesses and the need to serve the consolidated retail customers and the foodservice channel. We believe that the consolidation trend in the baking, food retailing and foodservice industries will continue to present opportunities for strategic acquisitions that complement our existing businesses and extend our super-regional presence. In 2010, Sara Lee Corporation announced it signed an agreement to sell its North American Fresh Bakery business to Grupo Bimbo S.A. de C.V. The transaction is expected to close during 2011 and further consolidate the baking industry.

Frozen Bakery Products

Primary competitors in the frozen breads and rolls market include Alpha Baking Co., Inc., Rotella's Italian Bakery, United States Bakery (*Franz*), Turano Baking Company and All Round Foods, Inc.

According to the National Restaurant Association ("NRA"), restaurant industry sales are expected to reach $604 billion in 2011. The NRA projects that while overall restaurant industry sales will increase in current dollars by 3.6% over 2010 figures, they are expected to be flat when inflation-adjusted. The quickservice restaurant segment is expected to fare slightly better than the fullservice restaurant segment as diners focus on values and specials. Quickservice restaurants are projected to post sales gains of 3.3% over 2010 while sales at fullservice restaurants are projected to increase 3.1% over 2010.

Strategy

Our mission is to drive sustainable growth that over time enhances value for our shareholders, team members, associates, distributors, customers, consumers, and communities. Our strategies are based on the production, distribution and marketing requirements of the food channels we serve as a leading producer and marketer of bakery products. Our operating strategies are to:

- *Grow Sales.* We grow sales by introducing new products, further penetrating core markets, expanding our DSD service to new geographic markets, serving new customers, and making bolt-on acquisitions.
- *Invest Wisely.* We invest to make our bakeries the most efficient in the U.S. We will continue investing in technology, efficiency improvements, and new bakeries to maintain our advantage as one of the country's low-cost bakers.
- *Bake Smart.* We offer a broad line of fresh and frozen bakery products that meet our customers' and our consumers' needs. We will continue to develop and introduce innovative new products while maintaining the quality of our core products.
- *Develop Brands.* Our brands represent product quality, consistency, and delicious taste to consumers. We will maintain our brand strength and use the power of our brands to grow.
- *Give Extraordinary Service.* We offer extraordinary service — going beyond the call of duty to help meet customers' needs. We will expand and refine our distribution and information systems to help us respond even more quickly and efficiently to changing customer service needs, consumer preferences, and seasonal demands in the channels we serve.
- *Innovate.* We constantly improve our business processes throughout the company to increase efficiencies, reduce costs, improve quality, and enhance customer service.
- *Appreciate the Team.* We embrace diversity, foster team spirit, and encourage professional growth. We build teams that understand the importance of working together to implement our strategies. Our work environment encourages recognition and respect for team and individual achievements.
- *Manage Resources.* We strive to conduct business in a manner that helps conserve natural resources and promotes a clean and healthy environment.

Products

We produce fresh packaged and frozen bakery products.

DSD Segment

We market our DSD fresh packaged bakery products to U.S. customers in the Southeast, Mid-Atlantic, and Southwest as well as select markets in California and Nevada. Our soft variety and premium specialty breads are marketed throughout these regions under our *Nature's Own, Whitewheat* and *Cobblestone Mill* brands. We have developed and introduced many new products over the last several years that appeal to health-conscious consumers. Examples of new products under our *Nature's Own* brand in fiscal 2010 include:

- *Nature's Own* Sandwich Rounds
- *Nature's Own* Thin Sliced Bagels
- *Nature's Own* Whole Grain White Bread

We also market regional franchised brands such as *Sunbeam, Roman Meal, Bunny, Holsum* and *Aunt Hattie's* and regional brands we own such as *ButterKrust, Country Hearth, Dandee, Mary Jane, Evangeline Maid, Ideal* and

Captain John Derst. Nature's Own is the bestselling brand by volume of soft variety bread in the United States, although it is only available to approximately 54% of the population, with 2010 retail sales of approximately $888 million. Our DSD branded retail products account for approximately 59% of the DSD segment sales.

In addition to our DSD branded products, we also produce and distribute fresh packaged bakery products under store brands for retailers. While store branded products carry lower margins than our branded products, we use our store branded offerings to effectively utilize production and distribution capacity and to help the independent distributors in the DSD system expand total retail shelf space.

We also utilize our DSD system to supply bakery products to quickserve restaurants, institutions and other outlets, which account for approximately 25% of DSD sales.

Warehouse Delivery Segment

Our warehouse delivery segment produces and sells its branded pastries, doughnuts and bakery snack products primarily under the *Mrs. Freshley's* brand to customers for re-sale through multiple channels of distribution, including mass merchandisers, vending and convenience stores. *Mrs. Freshley's* is a full line of bakery snacks positioned as a warehouse delivered alternative to our competitors' DSD brands such as *Hostess* and *Little Debbie. Mrs. Freshley's* products are delivered throughout the United States. We also produce pastries, doughnuts and bakery snack products for distribution by our DSD system under the *Blue Bird* brand and for sale to other food companies for re-sale under their brand names. We also contract manufacture snack products under various store brand and branded labels for sale through the retail channel. Some of our contract manufacture customers are also our competitors.

We also produce and distribute a variety of frozen bread, rolls and buns for sale to foodservice customers. In addition, our frozen bread and roll products under the *European Bakers* brand are distributed for retail sale in supermarket deli-bakeries. We have the ability to provide our customers with a variety of products using both conventional and hearth baking technologies.

Production and Distribution

We design our production facilities and distribution systems to meet the marketing and production demands of our major product lines. Through a significant program of capital improvements and careful planning of plant locations, which, among other things, allows us to establish reciprocal baking or product transfer arrangements among our bakeries, we seek to remain a low cost producer and marketer of a full line of bakery products on a national and super-regional basis. In addition to the DSD system for our fresh baked products, we also use both owned and public warehouses and distribution centers in central locations for the distribution of certain of our warehouse delivery products.

DSD Segment

We operate 30 fresh packaged bakery production facilities in twelve states and one production facility that produces frozen bakery products. Throughout our history, we have devoted significant resources to automate our production facilities and improve our distribution capabilities. We believe that these investments have made us the most efficient major producer of packaged bakery products in the United States. We believe that our capital investment yields long-term benefits in the form of more consistent product quality, highly sanitary processes, and greater production volume at a lower cost per unit. We intend to continue investing in our production facilities and equipment to maintain high levels of efficiency.

Expansions during 2010 include a new production line for buns at our Houston (Leeland) Texas manufacturing facility and a new production line for sandwich rounds at our Denton, Texas facility.

In August 2008, a wholly owned subsidiary of the company merged with Holsum Holdings, LLC ("Holsum"). Holsum operates two bakeries in the Phoenix, Arizona area and serves customers in Arizona, New Mexico, southern Nevada and southern California with fresh breads and rolls under the *Holsum, Aunt Hattie's*, and *Roman Meal* brands. This merger allowed us to expand our *Nature's Own* brand into new geographic markets.

In August 2008, the company acquired 100% of the outstanding shares of capital stock of the parent company of ButterKrust Bakery ("ButterKrust"). ButterKrust manufactures fresh breads and rolls in Lakeland, Florida and its products are available throughout Florida under the *Country Hearth*, *Rich Harvest*, and *Sunbeam* brands, as well as store brands. This acquisition increased our production capacity in the Florida market.

We opened a 200,000-square-foot bakery in Bardstown, Kentucky with one production line in 2009 that produces products for markets in Tennessee, Kentucky, Ohio, and Indiana. A second production line began production in spring 2010.

Distribution of fresh packaged bakery products through the company's DSD system involves determining appropriate order levels, delivering the product from the production facility to the independent distributor for direct store delivery to the customer, stocking the product on the shelves, visiting the customer daily to ensure that inventory levels remain adequate and removing stale goods. The company also uses scan-based trading, which allows us to track and monitor sales and inventories more effectively.

We utilize a network of approximately 3,600 independent distributors who own the rights to distribute certain brands of our fresh packaged bakery products in their geographic territories. The company has sold the majority of its territories to independent distributors under long-term financing arrangements, most of which are managed and serviced by the company. The system is designed to provide retail and foodservice customers with superior service because independent distributors, highly motivated by financial incentives from their route ownership, strive to increase sales by maximizing service. In turn, independent distributors have the opportunity to benefit directly from the enhanced value of their routes resulting from higher branded sales volume.

The company leases hand-held computer hardware, which contains our proprietary software, and charges independent distributors an administrative fee for its use. This fee reduces the company's selling, distribution and administrative expenses and amounted to $3.7 million, $2.9 million and $2.9 million for fiscal years 2010, 2009 and 2008, respectively. Our proprietary software permits distributors to track and communicate inventory data to the production facilities and to calculate recommended order levels based on historical sales data and recent trends. These orders are electronically transmitted to the appropriate production facility on a nightly basis. This system is designed to ensure that the distributor has an adequate supply of product and the right mix of products available to meet retail and foodservice customers' immediate needs. We believe our system minimizes returns of unsold goods. In addition to hand-held computers, we use a software system that allows us to accurately track sales, product returns and profitability by selling location, plant, day and other criteria. The system provides real-time, on-line access to sales and gross margin reports on a daily basis, allowing us to make prompt operational adjustments when appropriate. The hand-held computers are highly integrated with this software system. This system permits us to forecast sales and more fully leverage our sales data warehouse to improve our in-store product ordering by customer.

Warehouse Delivery Segment

We operate eleven production facilities, of which four produce packaged bakery snack products, two produce frozen bread and rolls, two produce fresh packaged bread and rolls, two produce mixes used in the baking process and one produces tortillas. We distribute a majority of our packaged bakery snack products from a centralized distribution facility located near our Crossville, Tennessee production facility, which allows us to achieve both production and distribution efficiencies. The production facilities are able to operate longer, more efficient production runs of a single product, a majority of which are then shipped to the centralized distribution facility. Products coming from different production facilities are then cross-docked and shipped directly to customer warehouses. Our frozen bread and roll products are shipped to various outside freezer facilities for distribution to our customers. We added three production lines during 2010 for packaged bakery snack products.

In October 2009, the company acquired Leo's Foods, Inc. in Ft. Worth, Texas ("Leo's"). Leo's was formerly a family-owned business with one tortilla facility in Ft. Worth. The company makes an extensive line of flour and corn tortillas and tortilla chips that are sold to foodservice and institutional customers nationwide under *Leo's*, *Juarez*, and customer brands. This acquisition adds production capacity for the foodservice and retail customers of flour and corn tortilla and tortilla chips.

In May 2009, the company acquired substantially all the assets of a bakery mix operation in Cedar Rapids, Iowa from General Mills, Inc. The mix plant produces bakery mixes for the company and for retail and foodservice customers. With the acquisition, the company also gained greater control over the *Country Hearth* trademark, which it licenses to various bakers in certain parts of the country and delivers through our DSD system.

Customers

Our top 10 customers in fiscal 2010 accounted for 46.5% of sales. During fiscal 2010, our largest customer, Wal-Mart/Sam's Club, represented 21.8% of the company's sales. Retail consolidation has increased the importance of our significant customers. The loss of Wal-Mart/Sam's Club or any other major customer or a material negative change in our relationship with Wal-Mart/Sam's Club or any other major customer could have a material adverse effect on our business. No other customer accounted for 10% of our sales.

Our fresh baked foods customer base includes mass merchandisers, supermarkets and other retailers, restaurants, fast-food chains, food wholesalers, institutions and vending companies. We also sell returned and surplus product through a system of thrift outlets. The company currently operates 238 such outlets, and reported sales of $55.9 million during fiscal 2010 related to these thrift outlets. We supply numerous restaurants, institutions and foodservice companies with bakery products. We also sell packaged bakery products to wholesale distributors for ultimate sale to a wide variety of food outlets.

Our packaged bakery snack products under the *Mrs. Freshley's* brand are sold primarily to customers who distribute the product nationwide through multiple channels of distribution, including mass merchandisers, supermarkets, vending outlets and convenience stores. We also produce packaged bakery snack products for the DSD system under our *Blue Bird* brand. In certain circumstances, we enter into co-packing arrangements with other food companies, some of which are competitors. Our frozen bakery products are sold to foodservice distributors, institutions, retail in-store bakeries and restaurants under our *European Bakers* brand and under store brands.

Marketing

Our marketing and advertising campaigns are conducted through targeted television and radio advertising and printed media coupons. We also incorporate promotional tie-ins with other sponsors, on-package promotional offers and sweepstakes into our marketing efforts. Additionally, we focus our marketing and advertising campaigns on specific products throughout the year, such as hamburger and hotdog buns for Memorial Day, Independence Day and Labor Day.

Competition

The United States packaged bakery category is intensely competitive and is comprised of large food companies, large independent bakeries with national distribution and smaller regional and local bakeries. Primary national competitors include Grupo Bimbo S.A. de C.V., Hostess Brands, Inc. ("Hostess"), Sara Lee Corporation, McKee Foods Corporation (*Little Debbie*) and Campbell Soup Company (*Pepperidge Farm*). During 2010, Sara Lee Corporation announced it has entered into an agreement to sell its North American Fresh Bakery business to Grupo Bimbo S.A. de C.V. This transaction is expected to close during 2011 and further consolidate the baking industry. We also face competition from store brands produced by us and our competitors. Competition is based on product availability, product quality, brand loyalty, price, effective promotions and the ability to target changing consumer preferences. Customer service, including frequent delivery and well-stocked shelves through the efforts of our independent distributors, is an increasingly important competitive factor. While we experience price pressure from time to time, primarily as a result of competitors' promotional efforts, we believe that our distributor and customer relationships, which are enhanced by our information technology and the consumers' brand loyalty, as well as our diversity within our region in terms of geographic markets, products and sales channels, limit the effects of such competition. We believe we have significant competitive advantages over smaller regional bakeries due to greater brand awareness and economies of scale in areas such as purchasing, distribution, production, information technology, advertising and marketing.

Competition for fresh packaged bakery snack products is based upon the ability to meet production and distribution demands of retail and vending customers at a competitive price.

Competitors for frozen bakery products include Alpha Baking Co., Inc., Rotella's Italian Bakery, United States Bakery, Turano Baking Company and All Round Foods, Inc. Competition for frozen bakery products is based primarily on product quality and consistency, product variety and the ability to consistently meet production and distribution demands at a competitive price.

Intellectual Property

We own a number of trademarks and trade names, as well as certain licenses. The company also sells its products under a number of regional franchised and licensed trademarks and trade names that it does not own. These trademarks and trade names are considered to be important to our business since they have the effect of developing brand awareness and maintaining consumer loyalty. On July 23, 2008, a wholly-owned subsidiary of the company filed a lawsuit against Hostess Brands, Inc. ("Hostess") (formerly Interstate Bakeries Corporation) in the United States District Court for the Northern District of Georgia. The complaint alleges that Hostess is infringing upon Flowers' *Nature's Own* trademarks by using or intending to use the *Nature's Pride* trademark. Flowers asserts that Hostess' sale or intended sale of baked goods under the *Nature's Pride* trademark is likely to cause confusion with, and likely to dilute the distinctiveness of, the *Nature's Own* mark and constitutes unfair competition and deceptive trade practices. Flowers is seeking actual damages, an accounting of Hostess' profits from its sales of *Nature's Pride* products, and injunctive relief. Flowers sought summary judgment for its claims, which was denied by the court. Unless our motion for reconsideration is granted and changes that ruling, we expect this case to proceed to trial in 2011.

Raw Materials

Our primary baking ingredients are flour, sweeteners and shortening. We also use paper products, such as corrugated cardboard and films and plastics to package our baked foods. In addition, we are dependent upon natural gas and propane as fuel for firing ovens. The independent distributors and third party shipping companies are dependent upon gasoline and diesel as fuel for distribution vehicles. In general, we maintain diversified sources for all of our baking ingredients and packaging products.

Commodities, such as our baking ingredients, periodically experience price fluctuations, and, for that reason, we continually monitor the market for these commodities. The commodities market continues to be volatile. Agricultural commodity prices reached all time high levels during 2007 and the first half of 2008 before declining during 2009. Commodity prices began to rise in the second half of 2010 and are expected to continue rising during 2011. The cost of these inputs may fluctuate widely due to government policy and regulation, weather conditions, domestic and international demand or other unforeseen circumstances. We enter into forward purchase agreements and derivative financial instruments to manage the impact of such volatility in raw materials prices. Any decrease in the availability of these agreements and instruments could increase the price of these raw materials and significantly affect our earnings.

Research and Development

We engage in research and development activities that principally involve developing new products, improving the quality of existing products and improving and automating production processes. We also develop and evaluate new processing techniques for both current and proposed product lines.

Regulation

As a producer and marketer of food items, our operations are subject to regulation by various federal governmental agencies, including the Food and Drug Administration, the Department of Agriculture, the Federal Trade Commission, the Environmental Protection Agency and the Department of Commerce, as well as various state agencies, with respect to production processes, product quality, packaging, labeling, storage and distribution. Under various statutes and regulations, these agencies prescribe requirements and establish standards for quality,

purity and labeling. Failure to comply with one or more regulatory requirements can result in a variety of sanctions, including monetary fines or compulsory withdrawal of products from store shelves.

In addition, advertising of our businesses is subject to regulation by the Federal Trade Commission, and we are subject to certain health and safety regulations, including those issued under the Occupational Safety and Health Act.

Our operations, like those of similar businesses, are subject to various federal, state and local laws and regulations with respect to environmental matters, including air and water quality and underground fuel storage tanks, as well as other regulations intended to protect public health and the environment. The company is not a party to any material proceedings arising under these regulations. The company believes that compliance with existing environmental laws and regulations will not materially affect the consolidated financial condition or the competitive position of the company. The company is currently in substantial compliance with all material environmental regulations affecting the company and its properties.

The cost of compliance with such laws and regulations has not had a material adverse effect on the company's business. Our operations and products also are subject to state and local regulation through such measures as licensing of plants, enforcement by state health agencies of various state standards and inspection of facilities. We believe that we are currently in material compliance with applicable federal, state and local laws and regulations.

Employees

We employ approximately 8,800 persons, approximately 770 of whom are covered by collective bargaining agreements. We believe that we have good relations with our employees.

Other Available Information

Throughout this Form 10-K, we incorporate by reference information from parts of other documents filed with the SEC. The SEC allows us to disclose important information by referring to it in this manner, and you should review this information in addition to the information contained in this report.

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and proxy statement for the annual shareholders' meeting, as well as any amendments to those reports, are available free of charge through our web site as soon as reasonably practicable after we file them with the SEC. You can learn more about us by reviewing our SEC filings in the investor relations page on our web site at http://www.flowersfoods.com under the heading "Investor Center."

The SEC also maintains a web site at www.sec.gov that contains reports, proxy statements and other information about SEC registrants, including the company. You may also obtain these materials at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The following corporate governance documents may be obtained free of charge through our website in the "Corporate Governance" section of the "Investor Center" tab or by sending a written request to Flowers Foods, Inc., 1919 Flowers Circle, Thomasville, GA 31757, Attention: Investor Relations.

- Board Committees
- Code of Business Conduct and Ethics
- Flowers Foods Employee Code of Conduct
- Disclosure Policy
- Corporate Governance Guidelines
- Stock Ownership Guidelines
- Audit Committee Charter
- Compensation Committee Charter

- Finance Committee Charter
- Nominating/Corporate Governance Committee Charter

Item 1A. ***Risk Factors***

You should carefully consider the risks described below, together with all of the other information included in this report, in considering our business and prospects. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently deem insignificant, may also impair our business operations. The occurrence of any of the following risks could harm our business, financial condition or results of operations.

Current economic conditions may negatively impact demand for our products, which could adversely impact our sales and operating profit.

Economic conditions have deteriorated significantly throughout the United States in recent years and these difficult conditions may continue to exist for the foreseeable future. This deterioration could have a negative impact on our business. Economic uncertainty may result in increased pressure to reduce the prices for some of our products and/or limit our ability to increase or maintain prices. If any of these events occur, or if the unfavorable economic conditions continue, our sales and profitability could be adversely affected.

Increases in costs and/or shortages of raw materials, fuels and utilities could cause costs to increase.

Commodities, such as flour, sweeteners, shortening and eggs, which are used in our bakery products, are subject to price fluctuations. Any substantial increase in the prices of raw materials may have an adverse impact on our profitability. Agricultural commodity prices reached all time high levels during 2007 and the first half of 2008 before declining during 2009. Commodity prices began to rise in the second half of 2010 and are expected to continue rising during 2011.

The cost of these inputs may fluctuate widely due to government policy and regulation, weather conditions, domestic and international demand or other unforeseen circumstances. In addition, we are dependent upon natural gas and propane for firing ovens. The independent distributors and third party shipping companies we use are dependent upon gasoline and diesel as fuel for distribution vehicles. Substantial future increases in prices for, or shortages of, these fuels could have a material adverse effect on our operations and financial results. The company cannot guarantee that it can cover these cost increases through future pricing actions. Additionally, as a result of these pricing actions consumers could move from the purchase of high margin branded products to lower margin store brands.

Competition could adversely impact revenues and profitability.

The United States bakery industry is highly competitive. Competition is based on product availability, product quality, price, effective promotions and the ability to target changing consumer preferences. We experience price pressure from time to time as a result of our competitors' promotional and other pricing efforts. Increased competition could result in reduced sales, margins, profits and market share.

We rely on a few large customers for a significant portion of our sales and the loss of one of our large customers could adversely affect our financial condition and results of operations.

We have several large customers that account for a significant portion of our sales. Our top ten customers accounted for 46.5% of our sales during fiscal 2010. Our largest customer, Wal-Mart/Sam's Club, accounted for 21.8% of our sales during this period. The loss of one of our large customers could adversely affect our results of operations. These customers do not typically enter into long-term sales contracts, and make purchase decisions based on a combination of price, product quality, consumer demand and customer service performance. They may in the future use more of their shelf space, including space currently used for our products, for store branded products or products of other suppliers. If our sales to one or more of these customers are reduced, this reduction may adversely affect our business.

Consolidation in the retail and foodservice industries could affect our sales and profitability.

As our customers, including mass merchandisers grow larger they may demand lower pricing and increased promotional programs. Meeting these demands could adversely affect our margins.

Our large customers may impose requirements on us that may adversely affect our results of operations.

From time to time, our large customers may re-evaluate or refine their business practices and impose new or revised requirements upon their suppliers, including us. These business demands may relate to inventory practices, logistics or other aspects of the customer-supplier relationship. Compliance with requirements imposed by significant customers may be costly and may have an adverse effect on our results of operations. However, if we fail to meet a significant customer's demands, we could lose that customer's business, which could adversely affect our results of operations.

Our ability to execute our business strategy could affect our business.

We employ various operating strategies to maintain our position as one of the nation's leading producers and marketers of bakery products available to customers through multiple channels of distribution. If we are unsuccessful in implementing or executing one or more of these strategies, our business could be adversely affected.

Increases in employee and employee-related costs could have adverse effects on our profitability.

Pension, health care and workers' compensation costs have been increasing and will likely continue to increase. Any substantial increase in pension, health care or workers' compensation costs may have an adverse impact on our profitability. The company records pension costs and the liabilities related to its benefit plans based on actuarial valuations, which include key assumptions determined by management. Material changes in pension costs may occur in the future due to changes in these assumptions. Future annual amounts could be impacted by various factors, such as changes in the number of plan participants, changes in the discount rate, changes in the expected long-term rate of return, changes in the level of contributions to the plan and other factors.

We have risks related to our pension plans, which could impact the company's liquidity.

The company has trusteed, noncontributory defined pension plans covering certain employees maintained under the U.S. Employee Retirement Income Security Act of 1974 ("ERISA"). The funding obligations for our pension plans are impacted by the performance of the financial markets, including the performance of our common stock, which comprises approximately 13.0% of all the pension plan assets as of January 1, 2011.

If the financial markets do not provide the long-term returns that are expected, the likelihood of the company being required to make contributions will increase. The equity markets can be, and recently have been, very volatile, and therefore our estimate of future contribution requirements can change dramatically in relatively short periods of time. Similarly, changes in interest rates can impact our contribution requirements. In a low interest rate environment, the likelihood of required contributions in the future increases.

A disruption in the operation of our DSD system could negatively affect our results of operations and financial condition.

We believe that our DSD distribution system is a significant competitive advantage. A material negative change in our relations with the independent distributors, an adverse ruling by regulatory or governmental bodies regarding our independent distributorship program or an adverse judgment against the company for actions taken by the independent distributors could materially affect our results of operation and financial condition.

We rely on the value of our brands, and the costs of maintaining and enhancing the awareness of our brands are increasing, which could have an adverse impact on our revenues and profitability.

We rely on the success of our well-recognized brand names. We intend to maintain our strong brand recognition by continuing to devote resources to advertising, marketing and other brand building efforts. If we are not able to successfully maintain our brand recognition, our revenues and profitability could be adversely affected.

Inability to anticipate changes in consumer preferences may result in decreased demand for products, which could have an adverse impact on our future growth and operating results.

Our success depends in part on our ability to respond to current market trends and to anticipate the tastes and dietary habits of consumers. Consumer preferences change, and our failure to anticipate, identify or react to these changes could result in reduced demand for our products, which could in turn cause our operating results to suffer.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have a material adverse effect on our operating and financial results. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Government regulation could adversely impact our results of operations and financial condition.

As a producer and marketer of food items, we are subject to regulation by various federal, state and local government entities and agencies with respect to production processes, product quality, packaging, labeling, storage and distribution. Failure to comply with, or violations of, the regulatory requirements of one or more of these agencies can result in a variety of sanctions, including monetary fines or compulsory withdrawal of products from store shelves.

Any business disruption due to political instability, armed hostilities, incidents of terrorism or natural disasters could adversely impact our financial performance.

If terrorist activity, armed conflict, political instability or natural disasters occur in the U.S. or other locations, such events may disrupt manufacturing, labor and other aspects of our business. In the event of such incidents, our business and financial performance could be adversely affected.

Changes in applicable laws or regulations or evolving interpretations thereof, including increased government regulations to limit carbon dioxide and other greenhouse gas emissions as a result of concern over climate change, may result in increased compliance costs, capital expenditures and other financial obligations for us, which could affect our profitability or impede the production or distribution of our products, which could affect our results of operations and financial condition.

We use natural gas, diesel fuel, and electricity in the manufacturing and distribution of our products. Legislation or regulation affecting these inputs could materially affect our profitability. Legislation designed to control emissions affecting climate change could affect our ability to procure our commodity needs at costs we currently experience and may require additional unplanned capital expenditures.

Our articles of incorporation, bylaws, and shareholder rights plan and Georgia law may inhibit a change in control that you may favor.

Our articles of incorporation and bylaws, shareholder rights plan and Georgia law contain provisions that may delay, deter or inhibit a future acquisition of us if not approved by our Board of Directors. This could occur even if our shareholders are offered an attractive value for their shares or if a substantial number or even a majority of our shareholders believe the takeover is in their best interest. These provisions are intended to encourage any person interested in acquiring us to negotiate with and obtain the approval of our Board of Directors in connection with the transaction. Provisions in our organizational documents that could delay, deter or inhibit a future acquisition include the following:

- a classified Board of Directors;
- the requirement that our shareholders may only remove directors for cause;
- specified requirements for calling special meetings of shareholders; and

- the ability of the Board of Directors to consider the interests of various constituencies, including our employees, clients and creditors and the local community.

Our articles of incorporation also permit the Board of Directors to issue shares of preferred stock with such designations, powers, preferences and rights as it determines, without any further vote or action by our shareholders. In addition, we have in place a shareholders' rights plan that will trigger a dilutive issuance of common stock upon substantial purchases of our common stock by a third party that are not approved by the Board of Directors.

Item 1B. ***Unresolved Staff Comments.***

None

Executive Offices

The address and telephone number of our principal executive offices are 1919 Flowers Circle, Thomasville, Georgia 31757, (229) 226-9110.

Executive Officers of Flowers Foods

The following table sets forth certain information regarding the persons who currently serve as the executive officers of Flowers Foods. Our Board of Directors elects our Chairman of the Board and Chief Executive Officer for a one-year term. The Board of Directors has granted the Chairman of the Board and Chief Executive Officer the authority to appoint the executive officers to hold office until they resign or are removed.

EXECUTIVE OFFICERS

Name, age and Office	Business Experience
George E. Deese Age 64 Chairman of the Board and Chief Executive Officer	Mr. Deese has been Chairman of the Board and Chief Executive Officer of Flowers Foods since January 2010. Mr. Deese previously served as Chairman of the Board, President and Chief Executive Officer of Flowers Foods from January 2006 to January 2010. He previously served as President and Chief Executive Officer of Flowers Foods from January 2004 to January 2006. Prior to that he served as President and Chief Operating Officer of Flowers Foods from May 2002 until January 2004. Mr. Deese also served as President and Chief Operating Officer of Flowers Bakeries from January 1997 until May 2002, President and Chief Operating Officer, Baked Products Group of Flowers Industries from 1983 to January 1997, Regional Vice President, Baked Products Group of Flowers Industries from 1981 to 1983 and President of Atlanta Baking Company from 1980 to 1981.
Allen L. Shiver Age 55 President	Mr. Shiver has been President of Flowers Foods since January 2010. Mr. Shiver previously served as Executive Vice President and Chief Marketing Officer of Flowers Foods from May 2008 to January 2010. He previously served as President and Chief Operating Officer of the warehouse delivery segment from April 2003 until May 2008. Prior to that, he served as President and Chief Operating Officer of Flowers Snack from July 2002 until April 2003. Prior to that Mr. Shiver served as Executive Vice President of Flowers Bakeries from 1998 until 2002, as a Regional Vice President of Flowers Bakeries in 1998 and as President of Flowers Baking Company of Villa Rica from 1995 until 1998. Prior to that time, Mr. Shiver served in various sales and marketing positions at Flowers Bakeries.

R. Steve Kinsey
Age 50
Executive Vice President and Chief Financial Officer

Mr. Kinsey has been Executive Vice President and Chief Financial Officer of Flowers Foods since May 2008. Mr. Kinsey previously served as Senior Vice President and Chief Financial Officer of Flowers Foods from September 2007 to May 2008. Prior to that he served as Vice President and Corporate Controller of Flowers Foods from 2002 to 2007. Prior to that he served as Director of Tax of Flowers Foods from 2001 to 2002 and Flowers Industries from 1998 to 2001. Mr. Kinsey served as Tax Manager of Flowers Industries from 1994 to 1998. Mr. Kinsey joined the company in 1989 as a Tax Associate.

Gene D. Lord
Age 63
Executive Vice President and Chief Operating Officer

Mr. Lord has been Executive Vice President and Chief Operating Officer of Flowers Foods since May 2008. Mr. Lord previously served as President and Chief Operating Officer of the DSD segment from July 2002 to May 2008. Prior to that, he served as a Regional Vice President of Flowers Bakeries from January 1997 until July 2002. Prior to that, he served as Regional Vice President, Baked Products Group of Flowers Industries from May 1987 until January 1997 and as President of Atlanta Baking Company from February 1981 until May 1987. Prior to that time, Mr. Lord served in various sales positions at Flowers Bakeries.

Stephen R. Avera
Age 54
Executive Vice President, Secretary and General Counsel

Mr. Avera has been Executive Vice President, Secretary and General Counsel of Flowers Foods since May 2008. Mr. Avera previously served as Senior Vice President, Secretary and General Counsel of Flowers Foods from September 2004 to May 2008. Prior to that, he served as Secretary and General Counsel from February 2002 until September 2004. He also served as Vice President and General Counsel of Flowers Bakeries from July 1998 to February 2002. Mr. Avera also previously served as an associate and Assistant General Counsel of Flowers Industries from February 1986 to July 1998.

Michael A. Beaty
Age 60
Executive Vice President of Supply Chain

Mr. Beaty has been Executive Vice President of Supply Chain of Flowers Foods since May 2008. Mr. Beaty previously served as Senior Vice President-Supply Chain of Flowers Foods from September 2002 to May 2008. Prior to that, he served as Senior Vice President of Bakery Operations of Flowers Bakeries from September 1994 until September 2002. He also served as Vice President of Manufacturing of Flowers Bakeries from February 1987 until September 1994. Prior to that time, Mr. Beaty served in management positions at various Flowers Bakeries operations, including Vice President of Manufacturing, Executive Vice President and President of various Flowers operations from 1974 until 1987.

Marta Jones Turner
Age 57
Executive Vice President of Corporate Relations

Ms. Turner has been Executive Vice President of Corporate Relations of Flowers Foods since May 2008. Ms. Turner previously served as Senior Vice President of Corporate Relations of Flowers Foods from July 2004 to May 2008. Prior to that, she served as Vice President of Communications and Investor Relations from November 2000 until July 2004. She also served as Vice President of Public Affairs of Flowers Industries from September 1997 until January 2000 and Director of Public Relations of Flowers Industries from 1985 until 1997.

Karyl H. Lauder
Age 54
Senior Vice President and Chief Accounting Officer

Ms. Lauder has been Senior Vice President and Chief Accounting Officer of Flowers Foods since May 2008. Ms. Lauder previously served as Vice President and Chief Accounting Officer of Flowers Foods from September 2007 to May 2008. Ms. Lauder previously served as Vice President and Operations Controller of Flowers Foods from 2003 to 2007. Prior to that she served as Division Controller for Flowers Bakeries Group from 1997 to 2003. Prior to that, Ms. Lauder served as a Regional Controller for Flowers Bakeries after serving as Controller and in other accounting supervisory positions at various plant locations since 1978.

Bradley K. Alexander Age 52 President, Flowers Bakeries	Mr. Alexander has been President of Flowers Bakeries since May 2008. Mr. Alexander previously served as a Regional Vice President of Flowers Bakeries from 2003 until May 2008. Prior to that, he served in various sales, marketing and operational positions since joining the company in 1981, including bakery president and Senior Vice President of Sales and Marketing.
Donald A. Thriffiley, Jr. Age 57 Senior Vice President of Human Resources	Mr. Thriffiley has been Senior Vice President of Human Resources for Flowers Foods since May 2008. Mr. Thriffiley, previously served as Vice President of Human Resources from 2002 to 2008. Prior to that Mr. Thriffiley served as Director of Human Resources for Flowers Bakeries and in other human resources positions since joining the company in 1977.
Vyto F. Razminas Age 53 Senior Vice President and Chief Information Officer	Mr. Razminas has been Senior Vice President and Chief Information Officer for Flowers Foods since May 2008. Mr. Razminas, previously served as Vice President of Business and Information Systems from 2002 to 2008. Prior to that Mr. Razminas served as Chief Information Officer from 1998 to 2002.
H. Mark Courtney Age 50 Senior Vice President of Sales and Marketing	Mr. Courtney has been Senior Vice President of Sales and Marketing of Flowers Bakeries since January of 2010. He previously served as Senior Vice President of Sales from April 2008 until January 2010. Prior to that, Mr. Courtney served in various sales, marketing, and operations positions, including Executive Vice President of Flowers Snack Group. Mr. Courtney joined the company in 1983.

Item 2. *Properties*

The company currently operates 42 production facilities, of which 41 are owned and one is leased, as indicated below. We consider that our properties are in good condition, well maintained and sufficient for our present operations. During fiscal 2010, DSD production facilities taken as a whole, operated moderately above capacity and warehouse delivery production facilities operated moderately below capacity. Our production plant locations are:

DSD

Birmingham, Alabama
Opelika, Alabama
Tuscaloosa, Alabama
Phoenix, Arizona
Tolleson, Arizona
Batesville, Arkansas
Bradenton, Florida
Jacksonville, Florida
Lakeland, Florida
Miami, Florida
Atlanta, Georgia
Savannah, Georgia
Thomasville, Georgia
Villa Rica, Georgia
Bardstown, Kentucky
Baton Rouge, Louisiana
Lafayette, Louisiana
New Orleans, Louisiana
Goldsboro, North Carolina
Jamestown, North Carolina
Newton, North Carolina
Morristown, Tennessee
Denton, Texas
El Paso, Texas
Houston, Texas(2)
San Antonio, Texas
Tyler, Texas
Lynchburg, Virginia
Norfolk, Virginia
Bluefield, West Virginia

Warehouse Delivery

Montgomery, Alabama
Texarkana, Arkansas
Suwanee, Georgia
Tucker, Georgia
Cedar Rapids, Iowa
London, Kentucky
Sykesville, Maryland (Leased)
Winston-Salem, North Carolina
Cleveland, Tennessee
Crossville, Tennessee
Ft. Worth, Texas

The company leases properties that house its shared services center and its information technology group, and owns its corporate headquarters facility, all of which are located in Thomasville, Georgia.

Item 3. *Legal Proceedings*

The company and its subsidiaries from time to time are parties to, or targets of, lawsuits, claims, investigations and proceedings, which are being handled and defended in the ordinary course of business. While the company is unable to predict the outcome of these matters, it believes, based upon currently available facts, that it is remote that the ultimate resolution of any such pending matters will have a material adverse effect on its overall financial condition, results of operations or cash flows in the future. However, adverse developments could negatively impact earnings in a particular future fiscal period.

On July 23, 2008, a wholly-owned subsidiary of the company filed a lawsuit against Hostess Brands, Inc. ("Hostess") (formerly Interstate Bakeries Corporation) in the United States District Court for the Northern District of Georgia. The complaint alleges that Hostess is infringing upon Flowers' *Nature's Own* trademarks by using or intending to use the *Nature's Pride* trademark. Flowers asserts that Hostess' sale or intended sale of baked goods under the *Nature's Pride* trademark is likely to cause confusion with, and likely to dilute the distinctiveness of, the *Nature's Own* mark and constitutes unfair competition and deceptive trade practices. Flowers is seeking actual damages, an accounting of Hostess' profits from its sales of *Nature's Pride* products, and injunctive relief. Flowers sought summary judgment for its claims, which was denied by the court. Unless our motion for reconsideration is granted and changes that ruling, we expect this case to proceed to trial in 2011.

The company's facilities are subject to various federal, state and local laws and regulations regarding the discharge of material into the environment and the protection of the environment in other ways. The company is not a party to any material proceedings arising under these regulations. The company believes that compliance with existing environmental laws and regulations will not materially affect the consolidated financial condition or the competitive position of the company. The company is currently in substantial compliance with all material environmental regulations affecting the company and its properties.

Item 4. ***[Removed and Reserved]***

PART II

Item 5. ***Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

Shares of Flowers Foods common stock are quoted on the New York Stock Exchange under the symbol "FLO." The following table sets forth quarterly dividend information and the high and low sale prices of the company's common stock on the New York Stock Exchange as reported in published sources.

	FY 2010			FY 2009		
	Market Price		Dividend	Market Price		Dividend
Quarter	High	Low		High	Low	
First	$26.67	$23.75	$0.175	$24.44	$20.40	$0.150
Second	$27.58	$23.68	$0.200	$24.27	$20.59	$0.175
Third	$26.15	$22.97	$0.200	$26.40	$22.41	$0.175
Fourth	$27.34	$24.25	$0.200	$24.72	$21.90	$0.175

Holders

As of February 18, 2011, there were approximately 4,000 holders of record of our common stock.

Dividends

The payment of dividends is subject to the discretion of our Board of Directors. The Board of Directors bases its decisions regarding dividends on, among other things, general business conditions, our financial results, contractual, legal and regulatory restrictions regarding dividend payments and any other factors the Board may consider relevant.

Securities Authorized for Issuance Under Equity Compensation Plans

The following chart sets forth the amounts of securities authorized for issuance under the company's compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
	(a)	(b)	(c)
	(Amounts in thousands, except per share data)		
Equity compensation plans approved by security holders	4,365	$22.00	3,923
Equity compensation plans not approved by security holders	—	—	—
Total	4,365	$22.00	3,923

Under the company's compensation plans, the Board of Directors is authorized to grant a variety of stock-based awards, including stock options, restricted stock awards and deferred stock, to its directors and certain of its employees. The number of securities set forth in column (c) above reflects securities available for issuance as stock options, restricted stock and deferred stock under the company's compensation plans. The number of shares available under the compensation plan approved by security holders increased by 4,000,000 shares to 18,625,000 shares as approved by shareholder vote in 2009. See Note 17, *Stock-Based Compensation,* of Notes to Consolidated Financial Statements of this Form 10-K for additional information on equity compensation plans.

Stock Performance Graph

The chart below is a comparison of the cumulative total return (assuming the reinvestment of all dividends paid) among Flowers Foods common stock, Standard & Poor's 500 Index, Standard & Poor's 500 Packaged Foods and Meats Index, and Standard & Poor's MidCap 400 Index for the period December 31, 2005 through December 31, 2010, the last trading day of our 2010 fiscal year.

Comparison of Cumulative Five Year Total Return



	December 31, 2005	December 30, 2006	December 29, 2007	January 3, 2009	January 2, 2010	January 1, 2011
FLOWERS FOODS INC.	100.00	99.64	135.04	137.62	141.22	164.83
S&P 500 INDEX	100.00	115.79	123.00	79.39	97.34	112.00
S&P 500 PACKAGED FOODS & MEAT INDEX	100.00	116.5	119.97	106.21	122.81	142.91
S&P MIDCAP 400 INDEX.	100.00	110.32	119.81	77.81	104.36	132.17

Companies in the S&P 500 Index, the S&P 500 Packaged Foods and Meats Index, and the S&P MidCap 400 Index are weighted by market capitalization and indexed to $100 at December 31, 2005. Flowers Foods' share price is also indexed to $100 at December 31, 2005.

Purchases of Equity Securities by the Issuer and Affiliated Purchases

Our Board of Directors has approved a plan that authorized stock repurchases of up to 30.0 million shares of the company's common stock. Under the plan, the company may repurchase its common stock in open market or privately negotiated transactions at such times and at such prices as determined to be in the company's best interest. These purchases may be commenced or suspended without prior notice depending on then-existing business or market conditions and other factors. The company has purchased 24.2 million shares under the plan through January 1, 2011. The following chart sets forth the amounts of our common stock purchased by the company during the fourth quarter of fiscal 2010 under the stock repurchase plan.

Period	Total Number of Shares Purchased	Weighted Average Price per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plan or Programs
	(Amounts in thousands, except price data)			
October 10, 2010 — November 6, 2010	45	$25.54	45	6,395
November 7, 2010 — December 4, 2010	130	$25.82	130	6,265
December 5, 2010 — January 1, 2011	464	$25.67	464	5,801
Total	639	$25.69	639	

Item 6. *Selected Financial Data*

The selected consolidated historical financial data presented below as of and for the fiscal years 2010, 2009, 2008, 2007, and 2006 have been derived from the audited consolidated financial statements of the company. The results of operations presented below are not necessarily indicative of results that may be expected for any future period and should be read in conjunction with *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and our Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements in this Form 10-K.

	For the 52 Weeks Ended		For the 53 Weeks Ended	For the 52 Weeks Ended	
	January 1, 2011	January 2, 2010	January 3, 2009	December 29, 2007	December 30, 2006
	(Amounts in thousands, except per share data)				
Statement of Income Data:					
Sales	$2,573,769	$2,600,849	$2,414,892	$2,036,674	$1,888,654
Income from continuing operations before cumulative effect of a change in accounting principle	137,047	133,712	122,307	98,115	78,135
Income from discontinued operations, net of income tax	—	—	—	—	6,731
Cumulative effect of a change in accounting principle, net of income tax benefit	—	—	—	—	(568)(1)
Net income	137,047	133,712	122,307	98,115	84,298
Net income attributable to noncontrolling interest	—	(3,415)	(3,074)	(3,500)	(3,255)
Net income attributable to Flowers Foods, Inc.	$ 137,047	$ 130,297	$ 119,233	$ 94,615	$ 81,043
Income from continuing operations before cumulative effect of a change in accounting principle attributable to Flowers Foods, Inc. common shareholders per diluted share	$ 1.49	$ 1.41	$ 1.28	$ 1.02	$ 0.81
Cash dividends per common share	$ 0.775	$ 0.675	$ 0.575	$ 0.458	$ 0.317
Balance Sheet Data:					
Total assets	$1,325,489	$1,351,442	$1,353,244	$ 987,535	$ 906,590
Long-term debt	$ 98,870	$ 225,905	$ 263,879	$ 22,508	$ 79,126

(1) Relates to the adoption on January 1, 2006 of guidance on accounting for share-based payments.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with Selected Financial Data included herein and our Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements included in this Form 10-K. The following information contains forward-looking statements which involve certain risks and uncertainties. See Forward-Looking Statements.

Overview

Flowers Foods is one of the nation's leading producers and marketers of packaged bakery foods for retail and foodservice customers. The company produces breads, buns, rolls, tortillas, snack cakes and pastries that are distributed fresh to U.S. customers in the Southeast, Mid-Atlantic, and Southwest as well as select markets in California and Nevada and frozen to customers nationwide. Our businesses are organized into two reportable segments: DSD and warehouse delivery. The DSD segment focuses on the production and marketing of bakery products to U.S. customers in the Southeast, Mid-Atlantic, and Southwest as well as select markets in California and Nevada primarily through its DSD system. The warehouse delivery segment produces snack cakes for sale to co-pack, retail and vending customers nationwide as well as frozen bread, rolls and buns and tortillas for sale to retail and foodservice customers nationwide primarily through warehouse distribution.

We aim to achieve consistent and sustainable growth in sales and earnings by focusing on improvement in the operating results of our existing businesses and, after detailed analysis, acquiring businesses and properties that add value to the company. We believe this consistent and sustainable growth will build value for our shareholders.

Sales are principally affected by pricing, quality, brand recognition, new product introductions and product line extensions, marketing and service. The company manages these factors to achieve a sales mix favoring its higher-margin branded products, while using store branded products to absorb overhead costs and maximize use of production capacity. Sales for fiscal 2010 decreased 1.0% from fiscal 2009. This decrease was primarily due to decreased volume and the deconsolidation of a Variable Interest Entity ("VIE"), as discussed in Note 14, *Variable Interest Entity,* of Notes to Consolidated Financial Statements of this Form 10-K, partially offset by favorable pricing and mix shifts. During fiscal 2010, our sales were negatively impacted by the weakened economy, the competitive landscape and higher promotional activity within the baking industry. While the company expects sales to grow, it cannot guarantee at what level considering the current economic environment and competitive landscape in the baking industry.

Commodities, such as our baking ingredients, periodically experience price fluctuations, and, for that reason, we continually monitor the market for these commodities. The cost of these inputs may fluctuate widely due to government policy and regulation, weather conditions, domestic and international demand or other unforeseen circumstances. Agricultural commodity prices reached all time high levels during 2007 and the first half of 2008 before declining during 2009. Commodity prices began to rise in the second half of 2010 and are expected to continue rising during 2011. We enter into forward purchase agreements and other derivative financial instruments qualifying for hedge accounting to reduce the impact of such volatility in raw material prices. Any decrease in the availability of these agreements and instruments could increase the price of these raw materials and significantly affect our earnings.

Critical Accounting Estimates

Note 2, *Summary of Significant Accounting Policies,* of the Notes to Consolidated Financial Statements of this Form 10-K includes a summary of the significant accounting policies and methods used in the preparation of the company's consolidated financial statements.

The company's discussion and analysis of its results of operations and financial condition are based upon the Consolidated Financial Statements of the company, which have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). The preparation of these financial statements requires the company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting period. On an ongoing basis,

the company evaluates its estimates, including those related to customer programs and incentives, bad debts, raw materials, inventories, long-lived assets, intangible assets, income taxes, restructuring, pensions and other post-retirement benefits and contingencies and litigation. The company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The selection and disclosure of the company's critical accounting estimates have been discussed with the company's audit committee. The following is a review of the critical assumptions and estimates, and the accounting policies and methods listed below which are used in the preparation of its Consolidated Financial Statements:

- revenue recognition;
- derivative instruments;
- valuation of long-lived assets, goodwill and other intangibles;
- self-insurance reserves;
- income tax expense and accruals; and
- pension obligations.

Revenue Recognition. The company recognizes revenue from the sale of its products at the time of delivery when title and risk of loss pass to the customer. The company records estimated reductions to revenue for customer programs and incentive offerings at the time the incentive is offered or at the time of revenue recognition for the underlying transaction that results in progress by the customer towards earning the incentive. If market conditions were to decline, the company may take actions to increase incentive offerings, possibly resulting in an incremental reduction of revenue. Independent distributors receive a discount equal to a percentage of the wholesale price of product sold to retailers and other customers. The company records such amounts as selling, distribution and administrative expenses. If market conditions were to decline, the company may take actions to increase distributor discounts, possibly resulting in an incremental increase in selling, distribution and administrative expenses at the time the discount is offered.

The consumer packaged goods industry has used scan-based trading technology over several years to share information between the supplier and retailer. An extension of this technology allows the retailer to pay the supplier when the consumer purchases the goods rather than at the time they are delivered to the retailer. Consequently, revenue is not recognized until the product is purchased by the consumer. This technology is referred to as pay-by-scan ("PBS"). The company began a pilot program in fiscal 1999, working with certain retailers to develop the technology to execute PBS, and there has been a sharp increase in its use since that time. The company believes it is a baked foods industry leader in PBS and utilizes this technology with a majority of its larger retail customers such as Wal-Mart, Kroger, Food Lion and Winn-Dixie. In fiscal 2010 the company recorded $744.7 million in sales through PBS. The company will continue to implement PBS technology for current PBS customers as they open new retail stores during 2011. In addition, new PBS customers will begin implementation during 2011.

Revenue on PBS sales is recognized when the product is purchased by the end consumer because that is when title and risk of loss is transferred. Non-PBS sales are recognized when the product is delivered to the customer (i.e. the independent distributor or retail customers) since that is when title and risk of loss is transferred. See Note 2, *Summary of Significant Accounting Policies*, of Notes to Consolidated Financial Statements of this Form 10-K for additional information on PBS and the significant accounting policies associated with PBS.

Derivative Instruments. The company's cost of primary raw materials is highly correlated to certain commodities markets. Commodities, such as our baking ingredients, experience price fluctuations. If actual market conditions become significantly different than those anticipated, raw material prices could increase significantly, adversely affecting our results of operations. We enter into forward purchase agreements and other derivative financial instruments qualifying for hedge accounting to manage the impact of volatility in raw material prices.

Valuation of Long-Lived Assets, Goodwill and Other Intangibles. The company records an impairment charge to property, plant and equipment, goodwill and intangible assets in accordance with applicable accounting standards when, based on certain indicators of impairment, it believes such assets have experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of these underlying assets could result in losses or an inability to recover the carrying value of the asset that may not be reflected in the asset's current carrying value, thereby possibly requiring impairment charges in the future. Based on management's evaluation, no impairment charges relating to long-lived assets were necessary for fiscal years 2010 or 2009. There was an impairment charge of $3.1 million recorded in fiscal 2008, as discussed below in Results of Operations.

The company evaluates the recoverability of the carrying value of its goodwill on an annual basis or at a time when events occur that indicate the carrying value of the goodwill may be impaired using a two step process. The first step of this evaluation is performed by calculating the fair value of the business segment, or reporting unit, with which the goodwill is associated. This fair value is calculated as the average of projected EBITDA (defined as earnings before interest, taxes, depreciation and amortization) using a reasonable multiplier and projected revenue using a reasonable multiplier. This fair value is compared to the carrying value of the reporting unit, and if less than the carrying value, the goodwill is measured for potential impairment under step two. Under step two of this calculation, goodwill is measured for potential impairment by comparing the implied fair value of the reporting unit goodwill, determined in the same manner as a business combination, with the carrying amount of the goodwill. Based on management's evaluation, no impairment charges relating to goodwill were necessary for the fiscal years 2010, 2009, or 2008.

In connection with acquisitions, the company has acquired trademarks, customer lists and non-compete agreements, which are intangible assets subject to amortization. The company evaluates these assets whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The undiscounted future cash flows of each intangible asset is compared to the carrying amount, and if less than the carrying value, the intangible asset is written down to the extent the carrying amount exceeds the fair value. Based on management's evaluation, no impairment charges relating to amortizable intangible assets were necessary for the fiscal years 2010, 2009, or 2008.

The company also owns trademarks acquired in acquisitions that are intangible assets not subject to amortization. The company evaluates the recoverability of the carrying value of these intangible assets on an annual basis or at a time when events occur that indicate the carrying value may be impaired. In addition, the useful life is evaluated to determine whether events and circumstances continue to support an indefinite life. The fair value is compared to the carrying value of the intangible asset, and if less than the carrying value, the intangible asset is written down to fair value. Based on management's evaluation, no impairment charges relating to intangible assets not subject to amortization were necessary for the fiscal years 2010, 2009, or 2008.

See Note 8, *Goodwill and Other Intangible Assets*, of Notes to Consolidated Financial Statements of this Form 10-K for further information relating to the company's goodwill and other intangible assets.

Self-Insurance Reserves. We are self-insured for various levels of general liability, auto liability, workers' compensation and employee medical and dental coverage. Insurance reserves are calculated on an undiscounted basis based on actual claim data and estimates of incurred but not reported claims developed utilizing historical claim trends. Projected settlements and incurred but not reported claims are estimated based on pending claims and historical trends and data. Though the company does not expect them to do so, actual settlements and claims could differ materially from those estimated. Material differences in actual settlements and claims could have an adverse effect on our financial condition and results of operations.

Income Tax Expense and Accruals. The annual tax rate is based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Changes in statutory rates and tax laws in jurisdictions in which we operate may have a material effect on the annual tax rate. The effect of these changes, if any, would be recognized when the change takes place.

Deferred income taxes arise from temporary differences between tax and financial statement recognition of revenue and expense. Our income tax expense, deferred tax assets and liabilities and reserve for unrecognized tax benefits reflect our best assessment of future taxes to be paid in the jurisdictions in which we operate. The company records a valuation allowance to reduce its deferred tax assets if it is more likely than not that some or all of the deferred assets will not be realized. While the company has considered future taxable income and ongoing prudent and feasible tax strategies in assessing the need for the valuation allowance, if these estimates and assumptions change in the future, the company may be required to adjust its valuation allowance, which could result in a charge to, or an increase in, income in the period such determination is made.

Periodically we face audits from federal and state tax authorities, which can result in challenges regarding the timing and amount of deductions. We provide reserves for potential exposures when we consider it more likely than not that a taxing authority may take a sustainable position on a matter contrary to our position. We evaluate these reserves on a quarterly basis to insure that they have been appropriately adjusted for events, including audit settlements, that may impact the ultimate payment of such potential exposures. While the ultimate outcome of audits cannot be predicted with certainty, we do not currently believe that future audits will have a material adverse effect on our consolidated financial condition or results of operations. During fiscal 2010, the IRS completed the audit of fiscal years 2007 and 2008. The results of the audit were immaterial, and the company is no longer subject to federal examination for years prior to 2009. See Note 21, *Income Taxes*, of Notes to Consolidated Financial Statements of this Form 10-K for more information on income taxes.

Pension Obligations. The company records pension costs and benefit obligations related to its defined benefit plans based on actuarial valuations. These valuations reflect key assumptions determined by management, including the discount rate and expected long-term rate of return on plan assets. The expected long-term rate of return assumption considers the asset mix of the plans portfolios, past performance of these assets, the anticipated future economic environment and long-term performance of individual asset classes, and other factors. Material changes in pension costs and in benefit obligations may occur in the future due to experience different than assumed and changes in these assumptions. Future benefit obligations and annual pension costs could be impacted by changes in the discount rate, changes in the expected long-term rate of return, changes in the level of contributions to the plans and other factors. Effective January 1, 2006, the company curtailed its largest defined benefit plan that covered the majority of its workforce. Benefits under this plan were frozen, and no future benefits will accrue under this plan. The company continues to maintain another defined benefit plan that covers a small number of union employees. Effective August 4, 2008, the company assumed sponsorship of two defined benefit plans as part of the ButterKrust acquisition. Benefits under these plans are frozen, and no future benefits will accrue under these plans. The company recorded pension cost of $0.6 million for fiscal 2010.

A quarter percentage point change in the discount rate would impact the company's fiscal 2010 pension cost by approximately $0.2 million on a pre-tax basis. A quarter percentage point change in the long-term expected rate of return assumption would impact the company's fiscal 2010 pension cost by approximately $0.6 million on a pre-tax basis. A quarter percentage point decrease in the discount rate would increase the company's fiscal year-end 2010 pension obligations by approximately $11.0 million. A quarter percentage point increase in the discount rate would decrease the company's fiscal year-end 2010 pension obligations by approximately $10.4 million. The company expects pension income of approximately $0.2 million for fiscal 2011.

The discount rate used by the company reflects rates at which pension benefits could be effectively settled. The company looks to rates of return on high-quality fixed income investments to determine its discount rate. The company uses a cash flow matching technique to select the discount rate. The expected cash flows of each pension plan are matched to a yield curve based on Aa-graded bonds available in the marketplace at the measurement date. A present value is developed, which is then used to develop a single equivalent discount rate.

In developing the expected long-term rate of return on plan assets at each measurement date, the company considers the plan assets' historical actual returns, targeted asset allocations, and the anticipated future economic environment and long-term performance of individual asset classes, based on the company's investment strategy. While appropriate consideration is given to recent and historical investment performance, the assumption represents management's best estimate of the long-term prospective return. Based on these factors the long-term rate of return assumption for the plans was set at 8.0% for fiscal 2010, as compared with the average annual return on the

plans assets over the past 15 years of approximately 9.1% (net of expenses). The expected long-term rate of return assumption is based on a target asset allocation of 40-60% equity securities, 10-40% fixed income securities, 0-25% real estate, 0-40% other diversifying strategies (including, absolute return funds, hedged equity funds, and guaranteed insurance contracts), and 0-25% short-term investments and cash. The company regularly reviews such allocations and periodically rebalances the plan assets to the targeted allocation when considered appropriate. Pension costs do not include an explicit expense assumption and the return on assets rate reflects the long-term expected return, net of expenses.

The company determines the fair value of substantially all its plans assets utilizing market quotes rather than developing "smoothed" values, "market related" values or other modeling techniques. Plan asset gains or losses in a given year are included with other actuarial gains and losses due to remeasurement of the plans' projected benefit obligations ("PBO"). If the total unrecognized gain or loss exceeds 10% of the larger of (i) the PBO or (ii) the market value of plan assets, the excess of the total unrecognized gain or loss is amortized over the expected average future lifetime of participants in the frozen pension plans. The total unrecognized loss as of the fiscal 2010 measurement date of December 31, 2009 for the pension plans the company sponsors was $86.9 million. The total unrecognized loss as of the fiscal 2011 measurement date of December 31, 2010 for the pension plans the company sponsors was $96.6 million. The company uses a calendar year end for the measurement date since the plans are based on a calendar year and because it approximates the company's fiscal year end. Amortization of this unrecognized loss during fiscal 2011 is expected to be approximately $2.7 million. To the extent that this unrecognized loss is subsequently recognized, then this loss will increase the company's pension costs in the future.

Additional information for the Plan assets is in Note 20, *Postretirement Plans*, of the Notes to Consolidated Financial Statements of this Form 10-K.

Matters Affecting Analysis

Reporting Periods. The company operates on a 52-53 week fiscal year ending the Saturday nearest December 31. Fiscal 2010 and fiscal 2009 consisted of 52 weeks. Fiscal 2008 consisted of 53 weeks. Fiscal 2011 will consist of 52 weeks.

Acquisitions. On October 17, 2009, the company acquired Leo's. Leo's operates one tortilla facility in Ft. Worth, Texas that makes an extensive line of flour and corn tortillas and tortilla chips that are sold to foodservice and institutional customers nationwide. As a result of the acquisition, the company added capacity in the growing tortilla market segment. This acquisition is reported in the warehouse delivery segment.

On May 15, 2009, the company acquired substantially all the assets of a bakery mix operation in Cedar Rapids, Iowa that is reported in the warehouse delivery segment.

On August 11, 2008, the company merged with Holsum. Holsum operates two bakeries in the Phoenix, Arizona area and serves customers in Arizona, New Mexico, southern Nevada and southern California with fresh breads and rolls under the *Holsum*, *Aunt Hattie's*, and *Roman Meal* brands. As a result of the merger, the company has expanded our *Nature's Own* brand into new geographic markets. The results of operations for Holsum are included in the DSD segment.

On August 4, 2008, the company acquired ButterKrust. ButterKrust manufactures fresh breads and rolls in Lakeland, Florida and its products are available throughout Florida under *Country Hearth*, *Rich Harvest*, and *Sunbeam* brands, as well as store brands. The company added additional production capacity in the Florida market with the acquisition. The results of operations for ButterKrust are included in the DSD segment.

Results of Operations

The company's results of operations, expressed as a percentage of sales, are set forth below for the fifty-two weeks ended January 1, 2011 and the fifty-two weeks ended January 2, 2010:

	For the Fifty-Two Weeks Ended January 1, 2011	For the Fifty-Two Weeks Ended January 2, 2010	Percentage of Sales: For the Fifty-Two Weeks Ended January 1, 2011	Percentage of Sales: For the Fifty-Two Weeks Ended January 2, 2010	Increase (Decrease): Dollars	Increase (Decrease): %
	(Amounts in thousands)				(Amounts in thousands)	
Sales						
DSD	$2,071,356	$2,135,128	80.5	82.1	$(63,772)	(3.0)
Warehouse delivery	502,413	465,721	19.5	17.9	36,692	7.9
Total	$2,573,769	$2,600,849	100.0	100.0	$(27,080)	(1.0)
Materials, supplies, labor and other production costs (exclusive of depreciation and amortization shown separately below)						
DSD(1)	$ 986,610	$1,060,398	47.6	49.7	$(73,788)	(7.0)
Warehouse delivery(1)	360,180	329,785	71.7	70.8	30,395	9.2
Total	$1,346,790	$1,390,183	52.3	53.5	$(43,393)	(3.1)
Selling, distribution and administrative expenses						
DSD(1)	$ 823,797	$ 817,613	39.8	38.3	$ 6,184	0.8
Warehouse delivery(1)	75,323	71,561	15.0	15.4	3,762	5.3
Corporate(2)	36,879	37,244	—	—	(365)	(1.0)
Total	$ 935,999	$ 926,418	36.4	35.6	$ 9,581	1.0
Depreciation and amortization						
DSD(1)	$ 65,977	$ 64,578	3.2	3.0	$ 1,399	2.2
Warehouse delivery(1)	18,985	16,062	3.8	3.4	2,923	18.2
Corporate(2)	156	288	—	—	(132)	(45.8)
Total	$ 85,118	$ 80,928	3.3	3.1	$ 4,190	5.2
Gain on acquisition						
DSD(1)	$ —	$ —	—	—	$ —	—
Warehouse delivery(1)	—	(3,013)	—	(0.6)	(3,013)	100.0
Corporate(2)	—	—	—	—	—	—
Total	$ —	$ (3,013)	—	(0.1)	$ (3,013)	—
Income from operations						
DSD(1)	$ 194,972	$ 192,539	9.4	9.0	$ 2,433	1.3
Warehouse delivery(1)	47,925	51,326	9.5	11.0	(3,401)	(6.6)
Corporate(2)	(37,035)	(37,532)	—	—	497	1.3
Total	$ 205,862	$ 206,333	8.0	7.9	$ (471)	(0.2)
Interest income, net	$ 4,518	$ 1,426	0.2	0.1	$ 3,092	216.8
Income taxes	$ 73,333	$ 74,047	2.8	2.8	$ (714)	(1.0)
Net income	$ 137,047	$ 133,712	5.3	5.1	$ 3,335	2.5
Net income attributable to noncontrolling interest	$ —	$ (3,415)	—	(0.1)	$ 3,415	100.0
Net income attributable to Flowers Foods, Inc.	$ 137,047	$ 130,297	5.3	5.0	$ 6,750	5.2

1. As a percentage of revenue within the reporting segment.
2. The corporate segment has no revenues.

The company's results of operations, expressed as a percentage of sales, are set forth below for the fifty two weeks ended January 2, 2010 and the fifty three weeks ended January 3, 2009:

	For the Fifty-Two Weeks Ended January 2, 2010	For the Fifty-Three Weeks Ended January 3, 2009	Percentage of Sales: For the Fifty-Two Weeks Ended January 2, 2010	Percentage of Sales: For the Fifty-Three Weeks Ended January 3, 2009	Increase (Decrease): Dollars	Increase (Decrease): %
	(Amounts in thousands)				(Amounts in thousands)	
Sales						
DSD	$2,135,128	$1,999,293	82.1	82.8	$135,835	6.8
Warehouse delivery	465,721	415,599	17.9	17.2	50,122	12.1
Total	$2,600,849	$2,414,892	100.0	100.0	$185,957	7.7
Materials, supplies, labor and other production costs (exclusive of depreciation and amortization shown separately below)						
DSD(1)	$1,060,398	$ 961,697	49.7	48.1	$ 98,701	10.3
Warehouse delivery(1)	329,785	302,265	70.8	72.7	27,520	9.1
Total	$1,390,183	$1,263,962	53.5	52.3	$126,221	10.0
Selling, distribution and administrative expenses						
DSD(1)	$ 817,613	$ 792,435	38.3	39.6	$ 25,178	3.2
Warehouse delivery(1)	71,561	74,425	15.4	17.9	(2,864)	(3.8)
Corporate(2)	37,244	27,940	—	—	9,304	33.3
Total	$ 926,418	$ 894,800	35.6	37.1	$ 31,618	3.5
Depreciation and amortization						
DSD(1)	$ 64,578	$ 57,447	3.0	2.9	$ 7,131	12.4
Warehouse delivery(1)	16,062	15,549	3.4	3.7	513	3.3
Corporate(2)	288	316	—	—	(28)	(8.9)
Total	$ 80,928	$ 73,312	3.1	3.0	$ 7,616	10.4
Gain on acquisition						
DSD(1)	$ —	$ —	—	—	$ —	—
Warehouse delivery(1)	(3,013)	—	(0.6)	—	(3,013)	—
Corporate(2)	—	—	—	—	—	—
Total	$ (3,013)	$ —	(0.1)	—	$ (3,013)	—
Gain on sale of assets						
DSD(1)	$ —	$ —	—	—	$ —	—
Warehouse delivery(1)	—	(2,306)	—	(0.6)	2,306	—
Corporate(2)	—	—	—	—	—	—
Total	$ —	$ (2,306)	—	(0.1)	$ 2,306	—
Asset impairment						
DSD(1)	$ —	$ 3,108	—	0.2	$ (3,108)	—
Warehouse delivery(1)	—	—	—	—	—	—
Corporate(2)	—	—	—	—	—	—
Total	$ —	$ 3,108	—	0.1	$ (3,108)	—
Gain on insurance recovery						
DSD(1)	$ —	$ (686)	—	—	$ 686	—
Warehouse delivery(1)	—	—	—	—	—	—
Corporate(2)	—	—	—	—	—	—
Total	$ —	$ (686)	—	—	$ 686	—
Income from operations						
DSD(1)	$ 192,539	$ 185,292	9.0	9.3	$ 7,247	3.9
Warehouse delivery(1)	51,326	25,666	11.0	6.2	25,660	100.0
Corporate(2)	(37,532)	(28,256)	—	—	(9,276)	(32.8)
Total	$ 206,333	$ 182,702	7.9	7.6	$ 23,631	12.9
Interest income, net	$ 1,426	$ 7,349	0.1	0.3	$ (5,923)	(80.6)
Income taxes	$ 74,047	$ 67,744	2.8	2.8	$ 6,303	9.3
Net income	$ 133,712	$ 122,307	5.1	5.1	$ 11,405	9.3
Net income attributable to noncontrolling interest	$ (3,415)	$ (3,074)	(0.1)	(0.1)	$ (341)	(11.2)
Net income attributable to Flowers Foods, Inc.	$ 130,297	$ 119,233	5.0	4.9	$ 11,064	9.3

1. As a percentage of revenue within the reporting segment.
2. The corporate segment has no revenues.

Fifty-Two Weeks Ended January 1, 2011 Compared to Fifty-Two Weeks Ended January 2, 2010

Consolidated Sales.

	For the 52 Weeks Ended January 1, 2011		For the 52 Weeks Ended January 2, 2010		% Increase (Decrease)
	$ (Amounts in thousands)	%	$ (Amounts in thousands)	%	
Branded Retail	$1,329,591	51.7%	$1,347,578	51.8%	(1.3)%
Store Branded Retail	438,062	17.0	418,026	16.1	4.8%
Non-retail and Other	806,116	31.3	835,245	32.1	(3.5)%
Total	$2,573,769	100.0%	$2,600,849	100.0%	(1.0)%

The 1.0% decrease in sales was attributable to the following:

Percentage Point Change in Sales Attributed to:	Favorable (Unfavorable)
Pricing/Mix	(1.7)%
Volume	0.2%
VIE deconsolidation	(0.5)%
Acquisitions	1.0%
Total Percentage Change in Sales	(1.0)%

Sales category discussion

Branded retail sales declined due to volume decreases, partially offset by pricing/mix increases. Declines in branded white bread and branded multi-pak cake were partially offset by increases in branded soft variety and branded sandwich rounds introduced early in this fiscal year. Competitive pricing and heavy promotional activity continued to impact the category. The increase in store branded retail was primarily due to volume increases in store branded cake as some of the company's customers introduced store branded cake programs earlier in this fiscal year. Decreases in store branded white bread and store branded variety bread partially offset the increase. The decrease in non-retail and other sales was due to declines in food service and the deconsolidation of the VIE, partially offset by the 2009 acquisitions.

DSD Sales.

	For the 52 Weeks Ended January 1, 2011		For the 52 Weeks Ended January 2, 2010		% Increase (Decrease)
	$ (Amounts in thousands)	%	$ (Amounts in thousands)	%	
Branded Retail	$1,221,074	59.0%	$1,213,217	56.8%	0.7%
Store Branded Retail	332,109	16.0	358,700	16.8	(7.4)%
Non-retail and Other	518,173	25.0	563,211	26.4	(8.0)%
Total	$2,071,356	100.0%	$2,135,128	100.0%	(3.0)%

The 3.0% decrease in sales was attributable to the following:

Percentage Point Change in Sales Attributed to:	(Unfavorable)
Pricing/Mix	(2.0)%
Volume	(0.4)%
VIE deconsolidation	(0.6)%
Total Percentage Change in Sales	(3.0)%

Sales category discussion

Branded retail sales increased due to volume increases, partially offset by price/mix declines. Increases in branded soft variety and branded sandwich rounds were partially offset by decreases in branded white bread. Competitive pricing and heavy promotional activity continued to impact the category. Store branded retail declined due to decreases in pricing/mix, and to a lesser extent, volume declines. Non-retail and other declined primarily due to the deconsolidation of the VIE, pricing/mix decreases and, to a lesser extent, volume decreases.

Warehouse Delivery Sales.

	For the 52 Weeks Ended January 1, 2011		For the 52 Weeks Ended January 2, 2010		% Increase (Decrease)
	$ (Amounts in thousands)	%	$ (Amounts in thousands)	%	
Branded Retail	$108,517	21.6%	$134,361	28.9%	(19.2)%
Store Branded Retail	105,953	21.1	59,326	12.7	78.6%
Non-retail and Other	287,943	57.3	272,034	58.4	5.8%
Total	$502,413	100.0%	$465,721	100.0%	7.9%

The 7.9% increase in sales was attributable to the following:

Percentage Point Change in Sales Attributed to:	Favorable
Pricing/Mix	0.9%
Volume	1.2%
Acquisitions	5.8%
Total Percentage Change in Sales	7.9%

Sales category discussion

The decrease in branded retail sales was primarily the result of lower multi-pak cake volume as a result of store branded cake programs introduced earlier in the year by some of the company's customers, which resulted in the increase in store branded retail sales. The increase in non-retail and other sales, which include contract production and vending, was due primarily to the acquisitions, partially offset by decreases in vending.

Materials, Supplies, Labor and Other Production Costs (exclusive of depreciation and amortization shown separately). The decrease as a percent of sales was primarily due to significant decreases in ingredient costs. These were partially offset by sales declines, higher workforce-related costs as a percent of sales, start-up costs for new production lines and higher costs as a percent of sales for the companies acquired in 2009.

Commodities, such as our baking ingredients, periodically experience price fluctuations, and, for that reason, we continually monitor the market for these commodities. The commodities market continues to be volatile. Agricultural commodity prices reached all time high levels during 2007 and the first half of 2008 before declining during 2009. Commodity prices increased in the second half of 2010 and are expected to continue rising in 2011. The cost of these inputs may fluctuate widely due to government policy and regulation, weather conditions,

domestic and international demand or other unforeseen circumstances. We enter into forward purchase agreements and other derivative financial instruments qualifying for hedge accounting to reduce the impact of such volatility in raw materials prices. Any decrease in the availability of these agreements and instruments could increase the price of these raw materials and significantly affect our earnings.

The DSD segment decrease as a percent of sales was primarily the result of significant decreases in ingredient costs and lower energy costs, partially offset by softer sales and higher workforce-related costs as a percent of sales. The decreases in ingredient costs were primarily from lower flour and salad oil costs.

The warehouse delivery segment increased as a percent of sales primarily as a result of higher workforce-related costs and ingredient costs as a percent of sales. Ingredient costs increased from higher cocoa and sweetener costs and higher costs related to the acquisition which were partially offset by lower flour and salad oil costs.

Selling, Distribution and Administrative Expenses. The increase as a percent of sales was due to softer sales and higher workforce-related costs as a percent of sales, partially offset by lower costs as a percent of sales for the companies acquired in 2009.

The DSD segment selling, distribution and administrative expenses include discounts paid to the independent distributors utilized in our DSD system. The increase as a percent of sales was primarily due to sales declines and higher workforce-related and rent expenses as a percent of sales.

The warehouse delivery segment's selling, distribution and administrative expenses decreased as a percent of sales primarily due to higher sales and lower distribution costs as a percent of sales.

Depreciation and Amortization. Depreciation and amortization expense increased primarily due to acquisitions and the deconsolidation of the VIE. As a result of the deconsolidation the company recorded $11.9 million in right-to-use assets for certain trucks and trailers used for distributing our products from the manufacturing facilities to the distribution centers. Prior to fiscal 2010 and deconsolidation, depreciation expense included only those assets not used in the distribution of the company's products. As a result, depreciation of these assets increased over the prior year.

The DSD segment depreciation and amortization expense increased primarily as the result of the VIE deconsolidation.

The warehouse delivery segment depreciation and amortization expense increased primarily as the result of increased depreciation expense due to the acquisitions that occurred during fiscal 2009.

Gain on acquisition. On May 15, 2009, the company acquired substantially all the assets of a bakery mix operation in Cedar Rapids, Iowa. Based on the purchase price allocation, the fair value of the identifiable assets acquired and liabilities assumed exceeded the fair value of the consideration paid. As a result, we recognized a gain of $3.0 million which is included in the line item "Gain on acquisition" to derive income from operations in the consolidated statement of income. We believe the gain on acquisition resulted from the seller's strategic intent to exit a non-core business operation.

Income from operations. The increase in the DSD segment income from operations was attributable to significantly lower ingredient costs, partially offset by sales declines and higher workforce-related expenses. The decrease in the warehouse delivery segment income from operations was primarily due to the gain on acquisition in the prior year, discussed above, partially offset by higher store-branded retail sales, lower distribution costs as a percent of sales, and the acquisitions. The decrease in unallocated corporate expenses was primarily due to lower pension and postretirement plan costs.

Net Interest Income. The increase resulted from lower interest expense on the credit facility and term loans due to repayments made by the company.

Income Taxes. The effective tax rate for fiscal 2010 and fiscal 2009 was 34.9% and 35.6%, respectively. This decrease is primarily due to the increase in Section 199 qualifying production activities deduction and favorable discrete items recognized during the year, partially offset by the absence of non-taxable earnings from the previously consolidated VIE. The difference in the effective rate and the statutory rate is primarily due to state income taxes and the Section 199 qualifying production activities deduction.

Net Income Attributable to Noncontrolling Interest. The company maintains a transportation agreement with an entity that transports a significant portion of the company's fresh bakery products from the company's production facilities to outlying distribution centers. The company represents a significant portion of the entity's revenue. This entity qualified as a VIE for reporting periods prior to January 3, 2010 under previous accounting guidance, and all the earnings of the VIE were eliminated through noncontrolling interest because the company did not have an equity ownership interest in the VIE. In 2009, the FASB amended the consolidation principles associated with VIE accounting by replacing the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in the VIE with a qualitative approach. The qualitative approach is focused on identifying which company has both the power to direct the activities of a VIE that most significantly impact the entity's economic performance and the obligation to absorb losses of the entity or the right to receive benefits from the entity. As a result of this qualitative analysis, the company is no longer required to consolidate the VIE beginning on January 3, 2010 at adoption. Please see Note 14, *Variable Interest Entity*, of Notes to Consolidated Financial Statements of this Form 10-K for additional disclosure.

Fifty-Two Weeks Ended January 2, 2010 Compared to Fifty-Three Weeks Ended January 3, 2009

Consolidated Sales.

	For the 52 Weeks Ended January 2, 2010		For the 53 Weeks Ended January 3, 2009		
	$ (Amounts in thousands)	%	$ (Amounts in thousands)	%	% Increase
Branded Retail	$1,347,578	51.8%	$1,274,298	52.8%	5.8%
Store Branded Retail	418,026	16.1	355,390	14.7	17.6%
Non-retail and Other	835,245	32.1	785,204	32.5	6.4%
Total	$2,600,849	100.0%	$2,414,892	100.0%	7.7%

The 7.7% increase in sales was attributable to the following:

Percentage Point Change in Sales Attributed to:	Favorable (Unfavorable)
Pricing/Mix	2.6%
Volume	(0.2)%
Absence of week fifty-three	(2.0)%
Acquisitions	7.3%
Total Percentage Change in Sales	7.7%

Sales category discussion

The increase in branded retail sales was due primarily to the acquisitions and increased sales of branded breakfast bread, branded soft variety bread and branded multi-pack cake, partially offset by the impact of the additional week in the prior year. The company's *Nature's Own* products and its branded white bread labels were the key components of branded retail sales. The increase in store branded retail sales was primarily due to the acquisitions and growth in store branded cake, partially offset by the impact of the additional week in the prior year. The increase in non-retail and other sales was due primarily to the acquisitions, price increases and positive mix shifts, partially offset by softer volume in the institutional, fast food, vending, and other restaurant categories and the impact of the additional week in the prior year. ButterKrust and Holsum sales are not included in sales growth attributable to acquisition sales after early third quarter of fiscal 2009 because they were acquired in the third quarter of fiscal 2008.

DSD Sales.

	For the 52 Weeks Ended January 2, 2010		For the 53 Weeks Ended January 3, 2009		
	$ (Amounts in thousands)	%	$ (Amounts in thousands)	%	% Increase
Branded Retail	$1,213,217	56.8%	$1,161,594	58.1%	4.4%
Store Branded Retail	358,700	16.8	303,193	15.2	18.3%
Non-retail and Other	563,211	26.4	534,506	26.7	5.4%
Total	$2,135,128	100.0%	$1,999,293	100.0%	6.8%

The 6.8% increase in sales was attributable to the following:

Percentage Point Change in Sales Attributed to:	Favorable (Unfavorable)
Pricing/Mix	1.6%
Volume	(0.5)%
Absence of week fifty-three	(2.0)%
Acquisitions	7.7%
Total Percentage Change in Sales	6.8%

Sales category discussion

The increase in branded retail sales was due primarily to the acquisitions and growth in branded soft variety bread and branded breakfast bread, partially offset by the impact of the additional week in the prior year. *Nature's Own* products and branded white bread labels were the key components of branded retail sales. The increase in store branded retail sales was primarily due to the acquisitions, partially offset by the impact the additional week in the prior year. The increase in non-retail and other sales was primarily due to the acquisitions and price increases, partially offset by softer volume and the impact of the additional week in the prior year. ButterKrust and Holsum sales are not included in sales growth attributable to acquisition sales after early third quarter of fiscal 2009 because they were acquired early in the third quarter of fiscal 2008.

Warehouse Delivery Sales.

	For the 52 Weeks Ended January 2, 2010		For the 53 Weeks Ended January 3, 2009		
	$ (Amounts in thousands)	%	$ (Amounts in thousands)	%	% Increase
Branded Retail	$134,361	28.9%	$112,704	27.1%	19.2%
Store Branded Retail	59,326	12.7	52,197	12.6	13.7%
Non-retail and Other	272,034	58.4	250,698	60.3	8.5%
Total	$465,721	100.0%	$415,599	100.0%	12.1%

The 12.1% increase in sales was attributable to the following:

Percentage Point Change in Sales Attributed to:	Favorable (Unfavorable)
Pricing/Mix	8.2%
Volume	0.8%
Absence of week fifty-three	(2.1)%
Acquisitions	5.2%
Total Percentage Change in Sales	12.1%

Sales category discussion

The increase in branded retail sales was primarily the result of volume increases. The increase in store branded retail sales was primarily due to volume increases in store branded cake sales. The increase in non-retail and other sales, which include contract production and vending, was due to acquisitions.

Materials, supplies, labor and other production costs (exclusive of depreciation and amortization shown separately). This increase as a percent of sales was primarily due to higher promotions and significantly higher ingredient costs as a percent of sales, as well as lower margins for the acquired companies, partially offset by improved manufacturing efficiency and lower packaging costs as a percent of sales. The significantly higher ingredient costs were driven by increases in flour, soybean and palm oil and sweeteners.

Commodities, such as our baking ingredients, periodically experience price fluctuations, and, for that reason, we continually monitor the market for these commodities. The commodities market continues to be volatile. Agricultural commodity prices reached all time high levels during 2007 and the first half of 2008. The cost of these inputs may fluctuate widely due to government policy and regulation, weather conditions, domestic and international demand or other unforeseen circumstances. We enter into forward purchase agreements and derivative financial instruments to reduce the impact of such volatility in raw materials prices. Any decrease in the availability of these agreements and instruments could increase the price of these raw materials and significantly affect our earnings.

The DSD segment increase as a percent of sales was primarily a result of higher promotions and significant increases in ingredient costs as a percent of sales and lower margins for the acquisitions, partially offset by improved manufacturing efficiency, reduced scrap and lower packaging costs as a percent of sales.

The warehouse delivery segment decrease as a percent of sales was primarily a result of lower labor, energy, inbound freight and packaging costs as a percent of sales, partially offset by significantly higher ingredients costs as a percent of sales. The Atlanta plant sale and closure, discussed below, had additional costs recorded in fiscal 2008 contributing to the lower costs as a percent of sales this fiscal year.

Selling, Distribution and Administrative Expenses. The decrease as a percent of sales was due to lower labor costs as a percent of sales, including short-term incentive expenses, and also a decrease in distribution and advertising costs as a percent of sales, partially offset by increased pension costs.

The DSD segment selling, distribution and administrative expenses include discounts paid to the independent distributors utilized in our DSD system. The decrease as a percent of sales was primarily due to significantly lower labor and distribution expense as a percent of sales, partially offset by increased distributor discounts as a percent of sales.

The warehouse delivery segment's selling, distribution and administrative expenses decreased as a percent of sales primarily attributable to higher sales and lower labor and distribution costs as a percent of sales.

Depreciation and Amortization. Depreciation and amortization expense increased primarily due to acquisitions.

The DSD segment depreciation and amortization expense increased primarily as the result of the acquisitions that occurred during fiscal 2008.

The warehouse delivery segment depreciation and amortization expense increased primarily as the result of increased depreciation expense due to the acquisitions that occurred during fiscal 2009.

Gain on acquisition. On May 15, 2009, the company acquired substantially all the assets of a bakery mix operation in Cedar Rapids, Iowa. Based on the purchase price allocation, the fair value of the identifiable assets acquired and liabilities assumed exceeded the fair value of the consideration paid. As a result, we recognized a gain of $3.0 million which is included in the line item "Gain on acquisition" to derive income from operations in the consolidated statement of income. We believe the gain on acquisition resulted from the seller's strategic intent to exit a non-core business operation.

Gain on Sale of Assets. During the second quarter of fiscal 2008, the company completed the sale and closure of a plant facility in Atlanta, Georgia resulting in a gain of $2.3 million. The company incurred $1.7 million of cost of goods sold expenses primarily for employee severance, obsolete inventory, and equipment relocation costs. Costs of $0.3 million is included in selling, distribution and administrative expenses relating to the sale and closure.

Asset Impairment. During the fourth quarter of fiscal 2008, the company recorded a $3.1 million asset impairment charge related to two previously closed facilities and one bakery that was closed in the fourth quarter to take advantage of more efficient and better located production capacity provided by the acquisitions of Holsum and ButterKrust.

Gain on Insurance Recovery. During fiscal 2007, the company recorded a gain of $0.9 million related to insurance proceeds in excess of the net book value of certain equipment destroyed by fire at its Opelika, Alabama production facility, and a distribution facility destroyed by fire at its Lynchburg, Virginia location. An additional $0.7 million related to the Lynchburg location was received during fiscal 2008. The payment closed the claim.

Income from operations. The increase in the DSD segment income from operations was attributable to the acquisitions. The increase in the warehouse delivery segment income from operations was primarily a result of higher branded retail sales, lower labor and distribution costs as a percent of sales, and the acquisitions. The increase in unallocated corporate expenses was primarily due to significantly higher pension and postretirement plan costs.

Net Interest Income. The decrease was caused by higher interest expense on the credit facility and term loans used for the Holsum and ButterKrust acquisitions.

Income Taxes. The effective tax rate for fiscal 2009 and fiscal 2008 was 35.6%. The difference in the effective rate and the statutory rate is primarily due to state income taxes, the non-taxable earnings of the consolidated variable interest entity and the Section 199 qualifying production activities deduction.

Net Income Attributable to Noncontrolling Interest. In December 2007, the Financial Accounting Standards Board ("FASB") issued guidance that establishes requirements for ownership interests in subsidiaries held by parties other than the company (sometimes called "minority interests") be clearly identified, presented, and disclosed in the consolidated statement of financial position within equity but separate from the parent's equity. All changes in the parent's ownership interests are required to be accounted for consistently as equity transactions and any noncontrolling equity investments in unconsolidated subsidiaries must be measured initially at fair value. The adoption also impacted certain captions previously used on the consolidated statement of income by separately identifying net income, net income attributable to noncontrolling interests and net income attributable to Flowers Foods, Inc. Prior period information presented in this Form 10-K has been reclassified where required. All the earnings of the VIE were eliminated through noncontrolling interest due to the company not having any equity ownership in the VIE. The company was required to consolidate the VIE due to the VIE being capitalized with a less than substantive amount of legal form capital investment and the company accounting for a significant portion of the VIE's revenues. See Note 14, *Variable Interest Entity*, of Notes to Condensed Consolidated Financial Statements of this Form 10-K for further information regarding the company's VIE and why consolidation was discontinued as of January 3, 2010.

Liquidity and Capital Resources

Liquidity represents our ability to generate sufficient cash flows from operating activities to meet our obligations and commitments as well as our ability to obtain appropriate financing and to convert into cash those

assets that are no longer required to meet existing strategic and financing objectives. Therefore, liquidity cannot be considered separately from capital resources that consist primarily of current and potentially available funds for use in achieving long-range business objectives. Currently, the company's liquidity needs arise primarily from working capital requirements and capital expenditures. The company's strategy for use of its cash flow includes paying dividends to shareholders, making acquisitions, growing internally and repurchasing shares of its common stock, when appropriate.

The company leases certain property and equipment under various operating and capital lease arrangements. Most of the operating leases provide the company with the option, after the initial lease term, either to purchase the property at the then fair value or renew its lease at the then fair value. The capital leases provide the company with the option to purchase the property at a fixed price at the end of the lease term. The company believes the use of leases as a financing alternative places the company in a more favorable position to fulfill its long-term strategy for the use of its cash flow. See Note 13, *Debt, Leases and Other Commitments*, of Notes to Consolidated Financial Statements of this Form 10-K for detailed financial information regarding the company's lease arrangements.

Flowers Foods' cash and cash equivalents were $6.8 million at January 1, 2011 as compared to $18.9 million at January 2, 2010. The cash and cash equivalents were derived from the net of $306.1 million provided by operating activities, $104.3 million disbursed for investing activities and $213.9 million disbursed for financing activities.

Included in cash and cash equivalents at January 2, 2010 was $8.8 million related to a VIE the company previously consolidated, which was not available for use by the company.

Cash Flows Provided by Operating Activities. Net cash of $306.1 million provided by operating activities consisted primarily of $137.0 million in net income adjusted for the following non-cash items (amounts in thousands):

Depreciation and amortization	$ 85,118
Stock-based compensation	13,678
Loss reclassified from accumulated other comprehensive income to net income	8,475
Deferred income taxes	3,888
Pension and postretirement expense	1,842
Provision for inventory obsolescence	1,047
Allowances for accounts receivable	547
Other	(285)
Total	$114,310

Cash provided by working capital and other activities was $54.7 million. As of January 1, 2011 and January 2, 2010, the company had $11.5 million and $0.8 million, respectively, recorded in other accrued liabilities representing collateral from counterparties for hedged positions. As of January 2, 2010, the company had $7.0 million recorded in other current assets representing collateral on deposit with counterparties for hedged positions. The cash associated with these positions is included in working capital and other activities.

In fiscal 2010, there were required pension contributions under the minimum funding requirements of ERISA and the Pension Protection Act of 2006 ("PPA") of $0.5 million and discretionary contributions of $0.4 million. Despite an average annual return on plan assets of 9.1% (net of expenses) over the last fifteen years, contributions in future years are expected to increase because of the significantly lower than expected asset returns during 2008 which have not fully recovered. During 2011, the company expects to contribute $2.7 million. This amount represents the estimated minimum pension contribution required under ERISA and the PPA as well as discretionary contributions to avoid benefit restrictions. The company believes its strong cash flow and balance sheet will allow it to fund future pension needs without adversely affecting the business strategy of the company.

In September of 2007, the company entered into a Master Agency Agreement and a Master Lease (collectively, the "Master Lease") representing a $50.0 million commitment to lease certain distribution facilities. On August 22, 2008, the company added an additional $50.0 million to the commitment. Pursuant to terms of the Master Lease, on behalf of the lessor, the company may either develop distribution facilities or sell and lease-back existing owned

distribution facilities of the company. The facilities will be leased by the lessor to wholly-owned subsidiaries of the company under one or more operating leases. The leases each have a term of 22 years following the completion of either the construction period or completion of the sale and lease-back. The company has granted certain rights and remedies to the lessor in the event of certain defaults, including the right to terminate the Master Lease, to bring suit to collect damages, and to cause the company to purchase the facilities. The lease does not include financial covenants.

During the fiscal year ended January 3, 2009, the company entered into an additional $25.6 million of operating lease commitments under the lease. During the fiscal years ended January 1, 2011 and January 2, 2010, the company did not enter into any additional commitments under the lease.

During the first quarter of fiscal 2011, the company estimates payments totaling $19.0 million, including our share of employment taxes and deferred compensation contributions, relating to its formula driven, performance-based cash bonus program.

In connection with the acquisition of Holsum in 2008, the company will make payments of up to $5.0 million in cash to the former shareholders of Holsum in contingent consideration because the company's common stock did not trade over a target price for ten consecutive trading days during the two year period beginning February 11, 2009. We expect these payments to be made during the first quarter of fiscal 2011.

Cash Flows Disbursed for Investing Activities. Net cash disbursed for investing activities for fiscal 2010 of $104.3 million included capital expenditures of $98.4 million. Capital expenditures at DSD and warehouse delivery were $69.3 million and $24.7 million, respectively. The company estimates capital expenditures of approximately $90.0 million to $100.0 million during fiscal 2011 part of which is for additional bun and thin bagel production lines.

Cash Flows Provided by Financing Activities. Net cash disbursed for financing activities of $213.9 million during fiscal 2010 consisted primarily of dividend payments of $70.9 million, stock repurchases of $39.2 million, and payments for net debt borrowings of $111.3 million, partially offset by proceeds of $7.9 million from the exercise of stock options.

Credit Facility. The company has a five-year, $250.0 million unsecured revolving loan facility (the "credit facility") that expires October 5, 2012. Proceeds from the credit facility may be used for working capital and general corporate purposes, including acquisition financing, refinancing of indebtedness and share repurchases. The credit facility includes certain customary restrictions, which, among other things, require maintenance of financial covenants and limit encumbrance of assets and creation of indebtedness. Restrictive financial covenants include such ratios as a minimum interest coverage ratio and a maximum leverage ratio. The company believes that, given its current cash position, its cash flow from operating activities and its available credit capacity, it can comply with the current terms of the credit facility and can meet presently foreseeable financial requirements. As of January 1, 2011 and January 2, 2010, the company was in compliance with all restrictive financial covenants under its credit facility.

Interest is due quarterly in arrears on any outstanding borrowings at a customary Eurodollar rate or the base rate plus the applicable margin. The underlying rate is defined as the rate offered in the interbank Eurodollar market or the higher of the prime lending rate or federal funds rate plus 0.5%. The applicable margin ranges from 0.00% to 0.30% for base rate loans and from 0.40% to 1.275% for Eurodollar loans. In addition, a facility fee ranging from 0.10% to 0.35% is due quarterly on all commitments under the credit facility. Both the interest margin and the facility fee are based on the company's leverage ratio. There were $0.0 million and $89.0 million in outstanding borrowings under the credit facility at January 1, 2011 and January 2, 2010, respectively.

Amounts outstanding under the credit facility vary daily. Changes in the gross borrowings and repayments can be caused by cash flow activity from operations, capital expenditures, acquisitions, dividends, share repurchases, tax payments, as well as derivative transactions which are part of the company's overall risk management strategy as discussed in Note 10, *Derivative Financial Instruments*, of Notes to Consolidated Financial Statements of this Form 10-K. For Fiscal 2010, the company borrowed $418.5 million in revolving borrowings under the credit facility and repaid $529.8 million in revolving borrowings. On January 1, 2011, the company had $245.2 million available under the credit facility for working capital and general corporate purposes. The amount available under the credit facility is reduced by $4.8 million for letters of credit.

Term Loan. On August 1, 2008, the company entered into a credit agreement ("term loan") with various lending parties for the purpose of completing acquisitions. The term loan provides for $150.0 million of amortized borrowings through the maturity date of August 4, 2013. Principal payments are due quarterly under the term loan beginning on December 31, 2008 at an annual amortization of 10% of the principal balance for each of the first two years, 15% during the third year, 20% during the fourth year, and 45% during the fifth year. The term loan includes certain customary restrictions, which, among other things, require maintenance of financial covenants and limit encumbrance of assets and creation of indebtedness. Restrictive financial covenants include such ratios as a minimum interest coverage ratio and a maximum leverage ratio. The company believes that, given its current cash position, its cash flow from operating activities and its available credit capacity, it can comply with the current terms of the term loan and meet financial requirements for the next twelve months. As of January 1, 2011 and January 2, 2010, the company was in compliance with all restrictive financial covenants under the term loan. As of January 1, 2011 and January 2, 2010, the amounts outstanding under the term loan were $114.4 million and $131.3 million, respectively.

Interest is due quarterly in arrears on outstanding borrowings at a customary Eurodollar rate or the base rate plus the applicable margin. The underlying rate is defined as the rate offered in the interbank Eurodollar market or the higher of the prime lending rate or federal funds rate plus 0.5%. The applicable margin ranges from 0.0% to 1.375% for base rate loans and from 0.875% to 2.375% for Eurodollar loans and is based on the company's leverage ratio. The company paid financing costs of $0.8 million in connection with the term loan, which is being amortized over the life of the term loan.

Credit Ratings. Currently, the company's credit ratings by Fitch Ratings, Moody's, and Standard & Poor's are BBB, Baa2, and BBB-, respectively. Changes in the company's credit ratings do not trigger a change in the company's available borrowings or costs under the credit facility or term loan, but could affect future credit availability and cost.

Shelf Registration. On February 8, 2011, the company filed a universal shelf registration statement on Form S-3 with the Securities and Exchange Commission ("SEC"), which will allow the company to sell, from time to time, certain securities, including common stock, preferred stock, debt securities and/or warrants, either individually or in units, in one or more offerings. The company has no specific plans to offer the securities covered by the registration statement, and is not required to offer the securities in the future pursuant to the registration statement. The terms of any offering under the registration statement will be established at the time of the offering. Proceeds from the sale of any securities will be used for general corporate purposes, which may include, share repurchases, refinancing existing indebtedness, capital expenditures, and possible acquisitions. The company has not allocated a specific portion of the net proceeds for any particular use at this time. The universal shelf registration statement is intended to provide the company with flexibility to raise funds through one or more offerings of its securities, subject to market conditions and the company's capital needs.

Stock Repurchase Plan. Our Board of Directors has approved a plan that authorized stock repurchases of up to 30.0 million shares of the company's common stock. Under the plan, the company may repurchase its common stock in open market or privately negotiated transactions at such times and at such prices as determined to be in the company's best interest. The company repurchases its common stock primarily for issuance under the company's stock compensation plans and to fund possible future acquisitions. These purchases may be commenced or suspended without prior notice depending on then-existing business or market conditions and other factors. As of January 1, 2011, 24.2 million shares at a cost of $404.2 million have been purchased under this plan. Included in these amounts are 1.5 million shares at a cost of $39.2 million purchased during fiscal 2010.

Income Taxes. Federal and state tax payments totaled $73.2 million, $76.5 million and $65.5 million during fiscal years 2010, 2009 and 2008, respectively, and were funded with cash flows from operations.

Distributor Arrangements. The company offers long-term financing to independent distributors for the purchase of their territories, and a vast majority of the independent distributors elect to use this financing alternative. The distributor notes have a ten-year term, and the distributors pay principal and interest weekly. Each independent distributor has the right to require the company to repurchase the territories and trucks, if applicable, at the original price paid by the distributor on the long-term financing arrangement in the six- month period following the sale of a

territory to the independent distributor. Beginning July 2006, the company is not required to repay interest paid by the distributor during such six-month period. If the truck is leased, the company will assume the lease payment if the territory is repurchased during the first six-month period. If the company had been required to repurchase these territories, the company would have been obligated to pay $0.8 million and $0.6 million as of January 1, 2011 and January 2, 2010, respectively. After the six-month period expires, the company retains a right of first refusal to repurchase these territories. Additionally, in the event the company exits a territory or ceases to utilize the independent distribution form of doing business, the company is contractually required to purchase the territory from the independent distributor for ten times average weekly branded sales. If the company acquires a territory from an independent distributor that is to be resold, company employees operate the territory until it can be resold. If the territory is not to be resold, the value of the territory is charged to earnings. The company held an aggregate of $105.4 million and $107.1 million as of January 1, 2011 and January 2, 2010, respectively, of distributor notes. The company does not view this aggregate amount as a concentrated credit risk, as each note relates to an individual distributor. The company has approximately $11.9 million and $6.5 million as of January 1, 2011 and January 2, 2010, respectively, of territories held for sale. The increase was primarily the result of higher turnover for expansion market distributor territories and certain routes that were repurchased for distributor route restructuring.

A majority of the independent distributors lease trucks through a third-party. It is generally the company's policy not to provide third party guarantees. No liability is recorded in the consolidated financial statements with respect to such guarantees. When an independent distributor terminates its relationship with the company, the company, although not legally obligated, generally purchases and operates that territory utilizing the truck of the former distributor. To accomplish this, the company operates the truck for the distributor, who generally remains solely liable under the original truck lease to the third party lessor, and continues the payments on behalf of the former distributor. Once the territory is resold to an independent distributor, the truck lease is assumed by the new independent distributor. At January 1, 2011 and January 2, 2010, the company operated 256 and 155 territories with truck leases, respectively. Assuming the company does not resell these territories to new independent distributors, at January 1, 2011 and January 2, 2010, the maximum obligation associated with these truck leases was approximately $8.0 million and $4.7 million, respectively. There is no liability recorded in the consolidated financial statements with respect to such leases, as the obligation for each lease generally remains with the former distributor until the territory is sold to a new distributor. The company does not anticipate operating these territories over the life of the lease as it intends to resell these territories to new independent distributors.

Special Purpose Entities. At January 1, 2011 and January 2, 2010, the company did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which are established to facilitate off-balance sheet arrangements or other contractually narrow or limited purposes.

Deferred Compensation. During the fourth quarter of fiscal 2008, participants in the company's Executive Deferred Compensation Plan (the "EDCP") were offered a one-time option to convert all or a portion of their cash balance in their EDCP account to company common stock to be received at a time designated by the participant. Several employees and non-employee directors of the company converted the outstanding cash balances in their respective EDCP accounts to an account that tracks the company's common stock and that will be distributed in the future. As part of the arrangement, the company no longer has any future cash obligations to the individuals for the amount converted. The individuals will receive shares of our common stock equal to the dollar amount of their election divided by the company's common stock price on January 2, 2009. A total of approximately 47,500 deferred shares will be issued throughout the election dates chosen. As part of the election, the individuals can choose to receive the shares on either a specific date, in equal installments over up to 60 quarters, or separation from service from the company. This non-cash transaction reduced other long-term liabilities and increased additional paid in capital by $1.1 million during fiscal 2008 and $0.1 million during fiscal 2009.

Contractual Obligations and Commitments. The following table summarizes the company's contractual obligations and commitments at January 1, 2011 and the effect such obligations are expected to have on its liquidity and cash flow in the indicated future periods:

	Payments Due by Fiscal Year (Amounts in thousands)				
	2011	2012	2013	2014	2015 and Thereafter
Contractual Obligations:					
Long-term debt	$ 24,858	$39,843	$51,838	$ 221	$ —
Interest payments(1)	3,895	2,340	487	5	—
Capital leases	3,574	2,221	2,075	2,300	372
Interest on capital leases	374	250	158	73	6
Non-cancelable operating lease obligations(2)	41,861	37,864	33,292	27,951	171,860
Pension and postretirement contributions and payments(3)	3,670	1,021	1,081	1,141	7,196
Deferred compensation plan obligations(4)	192	124	117	101	8,060
Purchase obligations(5)	170,842	—	—	—	—
Total contractual cash obligations	$249,266	$83,663	$89,048	$31,792	$187,494

	Amounts Expiring by Fiscal Year (Amounts in thousands)				
	2011	2012	2013	2014	2015 and Thereafter
Commitments:					
Standby letters of credit(6)	$4,798	$ —	$—	$—	$ —
Truck lease guarantees	56	276	44	37	193
Total commitments	$4,854	$276	$44	$37	$193

(1) Interest payments represent expected fixed payments based on our interest rate swaps under our term loan. Interest payments on our credit facility are not included as these balances will fluctuate over time and the interest rates are variable.

(2) Does not include lease payments expected to be incurred in fiscal year 2011 related to distributor vehicles and other short-term operating leases.

(3) Includes the estimated company contributions to the pension plans during fiscal 2011 and the expected benefit payments for postretirement plans from fiscal 2011 through fiscal 2020.

(4) These are unsecured general obligations to pay the deferred compensation of, and our contributions to, participants in the EDCP.

(5) Represents the company's various ingredient and packaging purchasing agreements, which meet the normal purchases exception for cash flow hedge accounting.

(6) These letters of credit are for the benefit of certain insurance companies related to workers' compensation liabilities recorded by the company as of January 1, 2011. Such amounts are not recorded on the consolidated balance sheets, but reduce availability of funds under the credit facility.

Because we are uncertain as to if or when settlements may occur, these tables do not reflect the company's net liability of $4.2 million related to uncertain tax positions. Details regarding this liability are presented in Note 21, *Income Taxes*, of Notes to Consolidated Financial Statements of this Form 10-K.

Guarantees and Indemnification Obligations. Our company has provided various representations, warranties and other standard indemnifications in various agreements with customers, suppliers and other parties, as well as in agreements to sell business assets or lease facilities. In general, these provisions indemnify the counterparty for matters such as breaches of representations and warranties, certain environmental conditions and tax matters, and, in the context of sales of business assets, any liabilities arising prior to the closing of the transactions. Non-performance under a contract could trigger an obligation of the company. The ultimate effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the final outcome of any potential claims. We do not believe that any of these commitments will have a material effect on our results of operations or financial condition.

New Accounting Pronouncements

In January 2010, the FASB issued guidance related to fair value measurements requiring new disclosures regarding transfers in and out of Level 1 and 2 and requiring the gross presentation of activity within Level 3. The guidance also clarifies existing disclosures of inputs and valuation techniques for Level 2 and 3 fair value measurements. Additionally, the guidance includes conforming amendments to employers' disclosures about postretirement benefit plan assets. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosure of activity within Level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010, and for interim periods within those years. The impact of adopting this guidance resulted in additional disclosures in Note 20, *Postretirement Plans*, of Notes to Consolidated Financial Statements of this Form 10-K.

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities. The guidance affects the overall consolidation analysis and requires enhanced disclosures on involvement with variable interest entities ("VIE"). The guidance is effective for fiscal years beginning after November 15, 2009. Prior to fiscal 2010, we consolidated a VIE, as disclosed in Note 14, *Variable Interest Entity*, of Notes to Consolidated Financial Statements of this Form 10-K, because we determined the company was the primary beneficiary. Under this guidance, we have determined that the company no longer qualifies as the primary beneficiary and ceased consolidating the VIE beginning in the first quarter of fiscal 2010. The company will continue to record certain of the trucks and trailers the VIE uses for distributing our products as right to use leases.

In May 2009, the FASB issued new guidance on subsequent events. The standard provides guidance on management's assessment of subsequent events and incorporates this guidance into accounting literature. The standard was effective prospectively for interim and annual periods ending after June 15, 2009. See Note 25, *Subsequent Events*, of Notes to Consolidated Financial Statements of this Form 10-K for the required disclosures. In February 2010, the FASB issued new guidance that amended certain recognition and disclosure requirements for subsequent events. The guidance changed the requirement for public companies to report the date through which subsequent events were reviewed. This guidance was effective at issuance. The implementation of the standard and new guidance did not have an impact on our consolidated financial position and results of operations.

Information Regarding Non-GAAP Financial Measures

The company prepares its consolidated financial statements in accordance with GAAP. However, from time to time, the company may present in its public statements, press releases and SEC filings, non-gaap financial measures such as, EBITDA and gross margin excluding depreciation and amortization to measure the performance of the company and its operating divisions.

EBITDA is used as the primary performance measure in the company's Annual Executive Bonus Plan. The company defines EBITDA as earnings from continuing operations before interest, income taxes, depreciation, amortization and income attributable to non-controlling interest. The company believes that EBITDA is a useful tool for managing the operations of its business and is an indicator of the company's ability to incur and service indebtedness and generate free cash flow. Furthermore, pursuant to the terms of our credit facility, EBITDA is used to determine the company's compliance with certain financial covenants. The company also believes that EBITDA measures are commonly reported and widely used by investors and other interested parties as measures of a company's operating performance and debt servicing ability because EBITDA measures assist in comparing performance on a consistent basis without regard to depreciation or amortization, which can vary significantly depending upon accounting methods and non-operating factors (such as historical cost). EBITDA is also a widely-accepted financial indicator of a company's ability to incur and service indebtedness.

EBITDA should not be considered an alternative to (a) income from operations or net income (loss) as a measure of operating performance; (b) cash flows provided by operating, investing and financing activities (as determined in accordance with GAAP) as a measure of the company's ability to meet its cash needs; or (c) any other indicator of performance or liquidity that has been determined in accordance with GAAP. Our method of calculating EBITDA may differ from the methods used by other companies, and, accordingly, our measure of EBITDA may not be comparable to similarly titled measures used by other companies.

Gross margin excluding depreciation and amortization is used as a performance measure to provide additional transparent information regarding our results of operations on a consolidated and segment basis. Changes in depreciation and amortization are separately discussed and include depreciation and amortization for materials, supplies, labor and other production costs and operating activities.

Presentation of gross margin includes depreciation and amortization in the materials, supplies, labor and other production costs according to GAAP. Our method of presenting gross margin excludes the depreciation and amortization components, as discussed above. This presentation may differ from the methods used by other companies and may not be comparable to similarly titled measures used by other companies.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The company uses derivative financial instruments as part of an overall strategy to manage market risk. The company uses forward, futures, swap and option contracts to hedge existing or future exposure to changes in interest rates and commodity prices. The company does not enter into these derivative financial instruments for trading or speculative purposes. If actual market conditions are less favorable than those anticipated, raw material prices could increase significantly, adversely affecting the margins from the sale of our products.

Commodity Price Risk

The company enters into commodity forward, futures and option contracts and swap agreements for wheat and, to a lesser extent, other commodities in an effort to provide a predictable and consistent commodity price and thereby reduce the impact of market volatility in its raw material and packaging prices. As of January 1, 2011, the company's hedge portfolio contained commodity derivatives with a fair value of $20.0 million. Of this fair value, $22.4 million is based on quoted market prices and $(2.4) million is based on models and other valuation methods. $20.4 million and $(0.4) million of this fair value relates to instruments that will be utilized in fiscal 2011 and fiscal 2012, respectively.

A sensitivity analysis has been prepared to quantify the company's potential exposure to commodity price risk with respect to its derivative portfolio. Based on the company's derivative portfolio as of January 1, 2011, a hypothetical ten percent change in commodity prices would increase or decrease the fair value of the derivative portfolio by $18.3 million. The analysis disregards changes in the exposures inherent in the underlying hedged items; however, the company expects that any increase or decrease in the fair value of the portfolio would be substantially offset by increases or decreases in raw material and packaging prices.

Interest Rate Risk

The company has interest rate swaps with initial notional amounts of $85.0 million and $65.0 million, respectively, to fix the interest rate on the $150.0 million term loan entered into on August 1, 2008 to fund the acquisitions of ButterKrust and Holsum. The notional amounts match the quarterly principal payments on the $150.0 million term loan so that the remaining outstanding term loan balance at any reporting date is fully covered by the swap arrangements through the August 2013 maturity of the term loan. In addition, on October 27, 2008, the company entered an interest rate swap with a notional amount of $50.0 million to fix the interest rate through September 30, 2009 on $50.0 million of borrowings outstanding under the company's unsecured credit facility. As of January 1, 2011, the fair value of these interest rate swaps was $(6.5) million. All of this fair value is based on valuation models and $(3.8) million, $(2.2) million, and $(0.5) million of this fair value is related to instruments expiring in fiscal 2011 through 2013, respectively.

A sensitivity analysis has been prepared to quantify the company's potential exposure to interest rate risk with respect to the interest rate swaps. As of January 1, 2011, a hypothetical ten percent change in interest rates would increase or decrease the fair value of the interest rate swap by $0.2 million. The analysis disregards changes in the exposures inherent in the underlying debt; however, the company expects that any increase or decrease in payments under the interest rate swap would be substantially offset by increases or decreases in interest expense.

The cash effects of the company's commodity derivatives are included in the consolidated statement of cash flows as cash flow from operating activities.

Item 8. ***Financial Statements and Supplementary Data***

Refer to the Index to Consolidated Financial Statements and the Financial Statement Schedule for the required information.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Management's Evaluation of Disclosure Controls and Procedures:

We have established and maintain a system of disclosure controls and procedures that are designed to ensure that material information relating to the company, which is required to be timely disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 ("Exchange Act"), is accumulated and communicated to management in a timely fashion and is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms. An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act was performed as of the end of the period covered by this annual report. This evaluation was performed under the supervision and with the participation of management, including our Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and Chief Accounting Officer ("CAO").

Based upon that evaluation, our CEO, CFO and CAO have concluded that these disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management's Report on Internal Control Over Financial Reporting:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our CEO, CFO and CAO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in "Internal Control — Integrated Framework," our management concluded that our internal control over financial reporting was effective as of January 1, 2011.

The effectiveness of our internal control over financial reporting as of January 1, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting:

There were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this item with respect to directors of the company is incorporated herein by reference to the information set forth under the captions "Election of Directors", "Corporate Governance — The Board of Directors and committees of the Board of Directors", "Corporate Governance-Relationships Among

Certain Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the company's definitive proxy statement for the 2011 Annual Meeting of Shareholders expected to be filed with the SEC on or prior to April 15, 2011 (the "proxy"). The information required by this item with respect to executive officers of the company is set forth in Part I of this Form 10-K.

We have adopted the Flowers Foods, Inc. Code of Business Conduct and Ethics for Officers and Members of the Board of Directors, which applies to all of our directors and executive officers. The Code of Business Conduct and Ethics is publicly available on our website at http://www.flowersfoods.com in the "Corporate Governance" section of the "Investor Center" tab. If we make any substantive amendments to our Code of Business Conduct and Ethics or we grant any waiver, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, that applies to any of our directors or executive officers, including our principal executive officer, principal financial officer, principal accounting officer, we intend to disclose the nature of the amendment or waiver on our website at the same location. Alternatively, we may elect to disclose the amendment or waiver in a report on Form 8-K filed with the SEC.

Our Chairman of the Board and Chief Executive Officer certified to the New York Stock Exchange ("NYSE") on July 2, 2010 pursuant to Section 303A.12 of the NYSE's listing standards, that he was not aware of any violation by Flowers Foods of the NYSE's corporate governance listing standards as of that date.

Item 11. *Executive Compensation*

The information required by this item is incorporated herein by reference to the information set forth under the caption "Executive Compensation" and "Compensation Committee Report" in the proxy.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

See Item 5 of this Form 10-K for information regarding Securities Authorized for Issuance under Equity Compensation Plans. The remaining information required by this item is incorporated herein by reference to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the proxy.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated herein by reference to the information set forth under the caption "Corporate Governance — Determination of Independence" and "Transactions with Management and Others" in the proxy.

Item 14. *Principal Accounting Fees and Services*

The information required by this item is incorporated herein by reference to the information set forth under the caption "Fiscal 2010 and Fiscal 2009 Audit Firm Fee Summary" in the proxy.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) *List of documents filed as part of this report.*

1. *Financial Statements of the Registrant*

   Report of Independent Registered Public Accounting Firm.

   Consolidated Statements of Income for the fifty-two weeks ended January 1, 2011 and January 2, 2010 and the fifty-three weeks ended January 3, 2009.

   Consolidated Balance Sheets at January 1, 2011 and January 2, 2010.

   Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income for the fifty-two weeks ended January 1, 2011 and January 2, 2010 and the fifty-three weeks ended January 3, 2009.

   Consolidated Statements of Cash Flows for the fifty-two weeks ended January 1, 2011 and January 2, 2010 and the fifty-three weeks ended January 3, 2009.

   Notes to Consolidated Financial Statements.

2. *Financial Statement Schedule of the Registrant*

   Schedule II Valuation and Qualifying Accounts — for the fifty-two weeks ended January 1, 2011 and January 2, 2010 and the fifty-three weeks ended January 3, 2009.

3. *Exhibits.* The following documents are filed as exhibits hereto:

Exhibit No	Name of Exhibit
2.1	— Distribution Agreement by and between Flowers Industries, Inc. and Flowers Foods, Inc., dated as of October 26, 2000 (Incorporated by reference to Flowers Foods' Registration Statement on Form 10, dated December 1, 2000, File No. 1-16247).
2.2	— Amendment No. 1 to Distribution Agreement, dated as of March 12, 2001, between Flowers Industries, Inc. and Flowers Foods, Inc. (Incorporated by reference to Flowers Foods' Annual Report on Form 10-K, dated March 30, 2001, File No. 1-16247).
3.1	— Restated Articles of Incorporation of Flowers Foods, Inc. as amended on May 30, 2008 (Incorporated by reference to Flowers Foods' Quarterly Report on Form 10-Q, dated June 4, 2009, File No. 1-16247).
3.2	— Amended and Restated Bylaws of Flowers Foods, Inc., as amended and restated on November 14, 2008 (incorporated by reference to Flowers Foods' Current Report on Form 8-K dated November 18, 2008, File No. 1-16247).
4.1	— Share Certificate of Common Stock of Flowers Foods, Inc. (Incorporated by reference to Flowers Foods' Annual Report on Form 10-K, dated March 30, 2001, File No. 1-16247).
4.2	— Rights Agreement between Flowers Foods, Inc. and First Union National Bank, as Rights Agent, dated March 23, 2001 (Incorporated by reference to Flowers Foods' Annual Report on Form 10-K, dated March 30, 2001, File No. 1-16247).
4.3	— Amendment No. 1, dated November 15, 2002, to Rights Agreement between Flowers Foods, Inc. and Wachovia Bank, N.A. (as successor in interest to First Union National Bank), as rights agent, dated March 23, 2001. (Incorporated by reference to Flowers Foods' Registration Statement on Form 8-A, dated November 18, 2002, File No. 1-16247).
4.6	— Form of Indenture (Incorporated by reference to Flowers Foods' Registration Statement on Form S-3, dated February 8, 2011, File No. 1-16247).
10.1	— Flowers Foods, Inc. Retirement Plan No. 1, as amended and restated effective March 26, 2001 (Incorporated by reference to Flowers Foods' Annual Report on Form 10-K, dated March 30, 2001, File No. 1-16247).

Exhibit No	Name of Exhibit
10.2	— Flowers Foods, Inc. 2001 Equity and Performance Incentive Plan, as amended and restated as of April 1, 2009 (incorporated by reference to Flowers Foods' Proxy Statement on Schedule 14A, dated April 24, 2009, File No. 1-16247).
10.3	— Flowers Foods, Inc. Stock Appreciation Rights Plan (Incorporated by reference to Flowers Foods' Annual Report on Form 10-K, dated March 29, 2002, File No. 1-16247).
10.4	— Flowers Foods, Inc. Annual Executive Bonus Plan (Incorporated by reference to Flowers Foods' Proxy Statement on Schedule 14A, dated April 24, 2009, File No. 1-16247).
10.5	— Flowers Foods, Inc. Supplemental Executive Retirement Plan (Incorporated by reference to Flowers Foods' Annual Report on Form 10-K, dated March 29, 2002, File No. 1-16247).
10.6	— Form of Indemnification Agreement, by and between Flowers Foods, Inc., certain executive officers and the directors of Flowers Foods, Inc. (Incorporated by reference to Flowers Foods' Annual Report on Form 10-K, dated March 28, 2003, File No. 1-16247).
10.7	— Form of Continuation of Employment Agreement, by and between Flowers Foods, Inc. and certain executive officers of Flowers Foods, Inc. (Incorporated by reference to Flowers Foods' Annual Report on Form 10-K dated March 4, 2009, File No. 1016247).
10.8	— Ninth Amendment to the Flowers Foods, Inc. Retirement Plan No. 1, dated November 7, 2005, as amended and restated effective as of March 26, 2001 (Incorporated by reference to Flowers Foods' Quarterly Report on Form 10-Q dated November 17, 2005, File No. 1-16247).
10.9	— First Amendment and Waiver, dated October 5, 2007, among Flowers Foods, Inc., a Georgia corporation, the lenders party to the Credit Agreement and Deutsche Bank AG New York Branch, as Administrative Agent (Incorporated by reference to Flowers Foods' Current Report on Form 8-K dated October 11, 2007, File No. 1-16247).
10.10	— Agreement and Plan of Merger, dated June 23, 2008, by and among, Flowers Foods, Inc., Peachtree Acquisition Co., LLC, Holsum Bakery, Inc., Lloyd Edward Eisele, Jr. and The Lloyd Edward Eisele, Jr. Revocable Trust (Incorporated by reference to Flowers Foods' Current Report on Form 8-K/A dated June 25, 2008, File No. 1-16247).
10.11	— Credit Agreement, dated as of August 1, 2008, among Flowers Foods, Inc., the Lenders Party thereto from time to time, Bank of America N.A., Cooperative Centrale Raiffeisen-Boerenleen Bank, B.A., "Rabobank International", New York Branch, and Branch Banking & Trust Company as co-documentation agents, SunTrust Bank, as syndication agent, and Deutsche Bank AG, New York Branch, as administrative agent (Incorporated by reference to Flowers Foods' Current Report on Form 8-K dated August 6, 2008, File No. 1-16247).
10.12	— Form of 2009 Nonqualified Stock Option Agreement, by and between Flowers Foods, Inc. and certain executive officers of Flowers Foods, Inc. (Incorporated by reference to Flowers Foods' Annual Report on Form 10-K dated March 4, 2009, File No. 1-16247).
10.13	— Form of 2010 Restricted Stock Agreement, by and between Flowers Foods, Inc. and certain executive officers of Flowers Foods, Inc. (Incorporated by reference to Flowers Foods' Annual Report on Form 10-K dated March 3, 2010, File No. 1-16247).
10.14	— Form of 2010 Nonqualified Stock Option Agreement, by and between Flowers Foods, Inc. and certain executive officers of Flowers Foods, Inc. (Incorporated by reference to Flowers Foods' Annual Report on Form 10-K dated March 3, 2010, File No. 1-16247).
*10.15	— Form of 2010 Deferred Shares Agreement, by and between Flowers Foods, Inc. and certain members of the Board of Directors of Flowers Foods, Inc.
*10.16	— Form of 2011 Restricted Stock Agreement, by and between Flowers Foods, Inc. and certain executive officers of Flowers Foods, Inc..
*10.17	— Form of 2011 Nonqualified Stock Option Agreement, by and between Flowers Foods, Inc. and certain executive officers of Flowers Foods, Inc..
21	— Subsidiaries of Flowers Foods, Inc. (Incorporated by reference to Flowers Foods' Annual Report on Form 10-K dated March 3, 2010, File No. 1-16247).
*23	— Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP.
*31.1	— Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	— Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit No	Name of Exhibit
*31.3	— Certification of Chief Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*32	— Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by George E. Deese, Chief Executive Officer, R. Steve Kinsey, Chief Financial Officer and Karyl H. Lauder, Chief Accounting Officer for the Fiscal Year Ended January 1, 2011.
*101.CAL	— XBRL Taxonomy Extension Calculation Linkbase.
*101.DEF	— XBRL Taxonomy Extension Definition Linkbase.
*101.INS	— XBRL Instance Document.
*101.LAB	— XBRL Taxonomy Extension Label Linkbase.
*101.PRE	— XBRL Taxonomy Extension Presentation Linkbase.
*101.SCH	— XBRL Taxonomy Extension Schema Linkbase.
*101.CAL	— XBRL Taxonomy Extension Calculation Linkbase.

* Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Flowers Foods, Inc. has duly caused this Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized on this 23rd day of February, 2011.

FLOWERS FOODS, INC.

/s/ GEORGE E. DEESE

George E. Deese
Chairman of the Board and
Chief Executive Officer

/s/ R. STEVE KINSEY

R. Steve Kinsey
Executive Vice President and
Chief Financial Officer

/s/ KARYL H. LAUDER

Karyl H. Lauder
Senior Vice President and Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-K has been signed below by the following persons on behalf of Flowers Foods, Inc. and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GEORGE E. DEESE George E. Deese	Chairman of the Board and Chief Executive Officer	February 23, 2011
/s/ R. STEVE KINSEY R. Steve Kinsey	Executive Vice President and Chief Financial Officer	February 23, 2011
/s/ KARYL H. LAUDER Karyl H. Lauder	Senior Vice President and Chief Accounting Officer	February 23, 2011
/s/ JOE E. BEVERLY Joe E. Beverly	Director	February 23, 2011
/s/ FRANKLIN L. BURKE Franklin L. Burke	Director	February 23, 2011
/s/ MANUEL A. FERNANDEZ Manuel A. Fernandez	Director	February 23, 2011
/s/ BENJAMIN H. GRISWOLD, IV Benjamin H. Griswold, IV	Director	February 23, 2011
/s/ JOSEPH L. LANIER, JR. Joseph L. Lanier, Jr.	Director	February 23, 2011
/s/ AMOS R. MCMULLIAN Amos R. Mcmullian	Director	February 23, 2011
/s/ J.V. SHIELDS, JR. J.V. Shields, Jr.	Director	February 23, 2011
/s/ DAVID V. SINGER David V. Singer	Director	February 23, 2011
/s/ MELVIN T. STITH, PH.D. Melvin T. Stith, Ph.D.	Director	February 23, 2011
/s/ JACKIE M. WARD Jackie M. Ward	Director	February 23, 2011
/s/ C. MARTIN WOOD III C. Martin Wood III	Director	February 23, 2011

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FLOWERS FOODS, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Income for the fifty-two weeks ended January 1, 2011 and January 2, 2010 and the fifty-three weeks ended January 3, 2009	F-3
Consolidated Balance Sheets at January 1, 2011 and January 2, 2010	F-4
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income (Loss) for the fifty-two weeks ended January 1, 2011 and January 2, 2010 and the fifty-three weeks ended January 3, 2009	F-5
Consolidated Statements of Cash Flows for the fifty-two weeks ended January 1, 2011 and January 2, 2010 and the fifty-three weeks ended January 3, 2009	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Flowers Foods, Inc.:

In our opinion, the consolidated financial statements listed in the index under Item 15(a)(1), present fairly, in all material respects, the financial position of Flowers Foods, Inc. and its subsidiaries (the "Company") at January 1, 2011 and January 2, 2010, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 1, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 14 to the consolidated financial statements, the company changed the manner in which it accounts for its variable interest entity in 2010.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia
February 23, 2011

FLOWERS FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the 52 Weeks Ended		For the 53 Weeks Ended
	January 1, 2011	January 2, 2010	January 3, 2009
	(Amounts in thousands, except per share data)		
Sales	$2,573,769	$2,600,849	$2,414,892
Materials, supplies, labor and other production costs (exclusive of depreciation and amortization shown separately below)	1,346,790	1,390,183	1,263,962
Selling, distribution and administrative expenses	935,999	926,418	894,800
Depreciation and amortization	85,118	80,928	73,312
Gain on acquisition	—	(3,013)	—
Gain on sale of assets	—	—	(2,306)
Asset impairment	—	—	3,108
Gain on insurance recovery	—	—	(686)
Income from operations	205,862	206,333	182,702
Interest expense	8,164	11,587	6,137
Interest income	(12,682)	(13,013)	(13,486)
Income before income taxes	210,380	207,759	190,051
Income tax expense	73,333	74,047	67,744
Net income	137,047	133,712	122,307
Less: net income attributable to noncontrolling interest	—	(3,415)	(3,074)
Net income attributable to Flowers Foods, Inc.	$ 137,047	$ 130,297	$ 119,233
Net Income Per Common Share:			
Basic:			
Net income attributable to Flowers Foods, Inc. common shareholders per share	$ 1.50	$ 1.41	$ 1.29
Weighted average shares outstanding	91,420	92,200	92,432
Diluted:			
Net income attributable to Flowers Foods, Inc. common shareholders per share	$ 1.49	$ 1.41	$ 1.28
Weighted average shares outstanding	92,108	92,733	93,157

See Accompanying Notes to Consolidated Financial Statements

FLOWERS FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	January 1, 2011	January 2, 2010
	(Amounts in thousands, except share data)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 6,755	$ 18,948
Accounts and notes receivable, net (Note 2)	166,281	178,708
Inventories, net:		
Raw materials	20,879	20,952
Packaging materials	12,125	12,065
Finished goods	27,570	27,979
	60,574	60,996
Spare parts and supplies	37,085	35,437
Deferred income taxes	1,095	20,714
Other	41,924	24,152
Total current assets	313,714	338,955
Property, Plant and Equipment:		
Land	67,036	64,816
Buildings	329,646	323,860
Machinery and equipment	795,869	737,150
Furniture, fixtures and transportation equipment	69,223	102,331
Construction in progress	22,480	27,006
	1,284,254	1,255,163
Less: accumulated depreciation	(679,561)	(652,587)
	604,693	602,576
Notes Receivable	92,860	94,457
Assets Held for Sale — Distributor Routes	11,924	6,535
Other Assets	5,113	4,157
Goodwill	200,153	201,682
Other Intangible Assets, net	97,032	103,080
	$1,325,489	$1,351,442
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current maturities of long-term debt and capital leases	$ 28,432	$ 25,763
Accounts payable	102,068	92,692
Other accrued liabilities	112,272	103,317
Total current liabilities	242,772	221,772
Long-Term Debt and Capital Leases	98,870	225,905
Other Liabilities:		
Post-retirement/post-employment obligations	76,086	68,140
Deferred income taxes	66,680	63,748
Other	45,291	43,851
Total other liabilities	188,057	175,739
Commitments and Contingencies (Note 22)		
Stockholders' Equity:		
Preferred Stock — $100 par value, authorized 100,000 shares and none issued	—	—
Preferred Stock — $.01 par value, authorized 900,000 shares and none issued	—	—
Common Stock — $.01 par value, 500,000,000 authorized shares, 101,659,924 shares and 101,659,924 shares issued, respectively	1,017	1,017
Treasury stock 11,011,494 shares and 10,200,387 shares, respectively	(214,683)	(189,250)
Capital in excess of par value	539,476	531,326
Retained earnings	503,689	437,524
Accumulated other comprehensive loss	(33,709)	(64,672)
Total Flowers Foods, Inc. stockholders' equity	795,790	715,945
Noncontrolling interest	—	12,081
Total stockholders' equity	795,790	728,026
Total liabilities and stockholders' equity	$1,325,489	$1,351,442

See Accompanying Notes to Consolidated Financial Statements

FLOWERS FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Comprehensive Income (Loss)	Common Stock Number of Shares Issued	Common Stock Par Value	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Number of Shares	Treasury Stock Cost	Noncontrolling Interest	Total
	(Amounts in thousands, except share data)									
Balances at December 29, 2007		101,659,924	$1,017	$484,472	$303,386	$ 22,141	(9,755,350)	$(154,801)	$ 7,802	$664,017
Net income	$122,307				119,233				3,074	122,307
Derivative instruments	(60,320)					(60,320)				(60,320)
Amortization of prior service costs						204				204
Increase in minimum pension liability	(64,304)					(64,304)				(64,304)
Comprehensive (loss)	(2,317)									
Comprehensive income attributable to noncontrolling interest	(3,074)									
Comprehensive (loss) attributable to Flowers Foods, Inc.	$ (5,391)									
Stock repurchases							(1,720,148)	(44,072)		(44,072)
Exercise of stock options				(1,947)			289,775	4,626		2,679
Issuance of restricted stock awards				(3,984)			249,880	3,984		—
Issuance of deferred stock awards				(386)			24,045	386		—
Amortization of share-based compensation awards				10,566						10,566
Income tax benefits related to share-based payments				2,229						2,229
Conversion of deferred compensation (Note 13)				1,134						1,134
Distributions from noncontrolling interest to owners									(1,541)	(1,541)
Issuance for acquisitions				32,299			1,998,656	32,078		64,377
Dividends paid — $0.575 per common share					(53,222)					(53,222)
Balances at January 3, 2009		101,659,924	$1,017	$524,383	$369,397	$(102,279)	(8,913,142)	$(157,799)	$ 9,335	$644,054
Net income	$133,712				130,297				3,415	133,712
Derivative instruments	28,940					28,940				28,940
Net prior service costs	964					964				964
Amortization of actuarial loss	1,698					1,698				1,698
Reduction in minimum pension liability	6,005					6,005				6,005
Comprehensive income	171,319									
Comprehensive income attributable to noncontrolling interest	(3,415)									
Comprehensive income attributable to Flowers Foods, Inc.	$167,904									
Stock repurchases							(1,793,534)	(40,531)		(40,531)
Exercise of stock options				(1,552)			232,024	4,166		2,614
Issuance of restricted stock awards				(4,416)			248,680	4,416		—
Issuance of deferred stock awards				(352)			19,450	352		—
Amortization of share-based compensation awards				11,792						11,792
Income tax benefits related to share-based payments				1,522						1,522
Conversion of deferred compensation (Note 13)				95						95
Issuance of deferred compensation				(146)			6,135	146		—
Distributions from noncontrolling interest to owners									(669)	(669)
Dividends paid — $0.675 per common share					(62,170)					(62,170)
Balances at January 2, 2010		101,659,924	$1,017	$531,326	$437,524	$ (64,672)	(10,200,387)	$(189,250)	$ 12,081	$728,026
Deconsolidation of Variable Interest Entity (Note 14)									(12,081)	(12,081)
Net income	$137,047				137,047					137,047
Derivative instruments	35,769					35,769				35,769
Net prior service credits	(107)					(107)				(107)
Amortization of actuarial loss	1,303					1,303				1,303
Increase in minimum pension liability	(6,002)					(6,002)				(6,002)
Comprehensive income	$168,010									
Stock repurchases							(1,548,771)	(39,184)		(39,184)
Exercise of stock options				(1,202)			486,887	9,086		7,884
Issuance of restricted stock awards				(4,102)			220,640	4,102		—
Issuance of deferred stock awards				(631)			33,920	631		—
Amortization of share-based compensation awards				12,995						12,995
Income tax benefits related to share-based payments				1,022						1,022
Share-based payment forfeitures				83			(4,425)	(83)		—
Issuance of deferred compensation				(15)			642	15		—
Dividends paid — $0.775 per common share					(70,882)					(70,882)
Balances at January 1, 2011		101,659,924	$1,017	$539,476	$503,689	$ (33,709)	(11,011,494)	$(214,683)	$ —	$795,790

See Accompanying Notes to Consolidated Financial Statements

FLOWERS FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 52 Weeks Ended		For the 53 Weeks Ended
	January 1, 2011	January 2, 2010	January 3, 2009
	(Amounts in thousands)		
Cash flows provided by (disbursed for) operating activities:			
Net income	$ 137,047	$ 133,712	$ 122,307
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	85,118	80,928	73,312
Stock based compensation	13,678	11,855	10,594
Loss reclassified from accumulated other comprehensive income to net income	8,475	63,026	49
Gain on sale of assets	—	—	(2,306)
Gain on acquisition	—	(3,013)	—
Asset impairment	—	—	3,108
Deferred income taxes	3,888	3,307	2,814
Provision for inventory obsolescence	1,047	498	1,121
Allowances for accounts receivable	547	2,077	640
Pension and postretirement plans expense (benefit)	1,842	5,112	(5,772)
Other	(285)	39	(2,472)
Pension contributions	(909)	(450)	—
Changes in operating assets and liabilities, net of acquisitions and disposals:			
Accounts receivable, net	11,482	(476)	(22,340)
Inventories, net	(936)	(3,525)	(4,242)
Other assets	14,595	24,623	(52,058)
Accounts payable and other accrued liabilities	30,461	(81,704)	(29,883)
Net cash provided by operating activities	306,050	236,009	94,872
Cash flows provided by (disbursed for) investing activities:			
Purchase of property, plant and equipment	(98,404)	(72,093)	(86,861)
Issuance of notes receivable	(10,843)	(12,436)	(18,633)
Proceeds from notes receivable	12,514	12,126	11,354
Acquisition of businesses, net of cash acquired	—	(24,565)	(170,077)
Deconsolidation of variable interest entity (Note 14)	(8,804)	—	—
Proceeds from sale of property, plant and equipment	1,075	6,919	4,899
Other	165	440	62
Net cash disbursed for investing activities	(104,297)	(89,609)	(259,256)
Cash flows provided by (disbursed for) financing activities:			
Dividends paid	(70,882)	(62,170)	(53,222)
Exercise of stock options	7,884	2,614	2,679
Excess windfall tax benefit related to stock awards	977	1,386	1,976
Payment of financing fees	—	—	(788)
Stock repurchases	(39,184)	(40,531)	(44,072)
Change in book overdraft.	(1,432)	(7,735)	6,702
Proceeds from debt borrowings	418,500	848,326	645,250
Debt and capital lease obligation payments	(529,809)	(888,637)	(392,614)
Other	—	(669)	(1,541)
Net cash (disbursed for) provided by financing activities	(213,946)	(147,416)	164,370
Net decrease in cash and cash equivalents	(12,193)	(1,016)	(14)
Cash and cash equivalents at beginning of period	18,948	19,964	19,978
Cash and cash equivalents at end of period	$ 6,755	$ 18,948	$ 19,964
Schedule of non cash investing and financing activities:			
Stock issued for acquisitions	$ —	$ —	$ 64,377
(Issuance) conversion of deferred compensation to common stock equivalent units	$ (15)	$ 95	$ 1,134
Capital and right-to-use lease obligations	$ 13,332	$ 4,362	$ 1,804
Deconsolidation of VIE capital leases	$ (26,389)	$ —	$ —
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest, net of capitalized interest	$ 7,470	$ 11,275	$ 6,029
Income taxes paid, net of refunds of $623, $1,167 and $252, respectively	$ 72,554	$ 75,310	$ 65,255

See Accompanying Notes to Consolidated Financial Statements

Note 1. Basis of Presentation

General. Flowers Foods, Inc. (the "company") is one of the largest producers and marketers of bakery products in the United States. The company consists of two business segments: direct-store-delivery ("DSD") and warehouse delivery. The DSD segment focuses on the production and marketing of bakery products to U.S. customers in the Southeast, Mid-Atlantic, and Southwest as well as select markets in California and Nevada primarily through its DSD system. The warehouse delivery segment produces snack cakes for sale to co-pack, retail and vending customers nationwide as well as frozen bakery products for sale to retail and foodservice customers nationwide primarily through warehouse distribution.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation. The Consolidated Financial Statements include the accounts of the company and its wholly-owned subsidiaries. Intercompany transactions and balances are eliminated in consolidation.

Variable Interest Entities. In 2009, the Financial Accounting Standards Board ("FASB") amended the consolidation principles associated with variable interest entities ("VIE"). The new accounting guidance caused a change in our accounting policy effective January 3, 2010. Generally, the new qualitative approach replaced the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in the VIE. The qualitative approach is focused on identifying which company has both the power to direct the activities of a VIE that most significantly impact the entity's economic performance and the obligation to absorb losses of the entity or the right to receive benefits from the entity. As a result of applying this qualitative analysis, effective January 3, 2010, the company is no longer required to consolidate the VIE that delivers a significant portion of its fresh bakery products from the company's production facilities to outlying distribution centers under a transportation agreement. The company has elected to prospectively deconsolidate the VIE. Please see Note 14, *Variable Interest Entity*, for additional disclosure.

Fiscal Year End. The company operates on a 52-53 week fiscal year ending the Saturday nearest December 31. Fiscal 2010 and fiscal 2009 consisted of 52 weeks. Fiscal 2008 consisted of 53 weeks. Fiscal 2011 will consist of 52 weeks.

Revenue Recognition. The company recognizes revenue from the sale of product at the time of delivery when title and risk of loss pass to the customer. The company records estimated reductions to revenue for customer programs and incentive offerings at the time the incentive is offered or at the time of revenue recognition for the underlying transaction that results in progress by the customer towards earning the incentive. Independent distributors receive a percentage of the wholesale price of product sold to retailers and other customers. The company records such amounts as selling, distribution and administrative expenses. Independent distributors do not pay royalty or royalty-related fees to the company.

The consumer packaged goods industry has used scan-based trading technology over several years to share information between the supplier and retailer. An extension of this technology allows the retailer to pay the supplier when the consumer purchases the goods rather than at the time they are delivered to the retailer. Consequently, revenue on these sales is not recognized until the product is purchased by the consumer. This technology is referred to as pay-by-scan ("PBS"). In fiscal years 2010, 2009 and 2008 the company recorded $744.7 million, $674.9 million and $651.5 million, respectively, in sales through PBS.

Revenue on PBS sales is recognized when the product is purchased by the end consumer because that is when title and risk of loss is transferred. Non-PBS sales are recognized when the product is delivered to the customer (i.e. the independent distributor or retail customers) since that is when title and risk of loss is transferred.

The company's production facilities deliver the products to independent distributors, who deliver the product to outlets of retail accounts that are within the distributors' geographic territory. PBS is utilized primarily in certain national and regional retail accounts ("PBS Outlet"). No revenue is recognized by the company upon delivery of the

product by the company to the distributor or upon delivery of the product by the distributor to a PBS Outlet. It is recognized when the product is purchased by the end consumer. The product inventory in the PBS Outlet is reflected as inventory on the company's balance sheet. The balance of PBS inventory at January 1, 2011 and January 2, 2010 was $4.2 million and $3.8 million, respectively.

A distributor performs a physical inventory of the product at each PBS Outlet weekly and reports the results to the company. The inventory data submitted by the distributor for each PBS Outlet is compared with the product delivery data. Product delivered to a PBS Outlet that is not recorded in the inventory data has been purchased by the consumer/customer of the PBS Outlet and is recorded as sales revenue by the company.

The PBS Outlet submits the scan data that records the purchase by the consumer/customer to the company either daily or weekly. The company reconciles the scan data with the physical inventory data. A difference in the data indicates that "shrink" has occurred. Shrink is product unaccounted for by scan data or PBS Outlet inventory counts. A reduction of revenue and a balance sheet reserve is recorded at each reporting period for the estimated costs of shrink. The amount of shrink experienced by the company was immaterial in fiscal years 2010, 2009 and 2008.

The company purchases territories from and sells territories to independent distributors from time to time. At the time the company purchases a territory from an independent distributor, the fair value purchase price of the territory is recorded as "Assets Held for Sale — Distributor Routes". Upon the sale of that territory to a new independent distributor, generally a note receivable is recorded for the sales price of the territory (for those situations when the company provides direct financing to the distributor) with a corresponding credit to assets held for sale to relieve the carrying amount of the territory. Any difference between the amount of the note receivable and the territory's carrying value is recorded as a gain or a loss in selling, distribution and administrative expenses because the company considers its distributor activity a cost of distribution. No revenue is recorded when the company sells a territory to an independent distributor. The deferred gains were $16.9 million and $19.3 million at January 1, 2011 and January 2, 2010, respectively. In the event the sales price of the territory exceeds the carrying amount of the territory, the gain is deferred and recorded over the 10-year life of the note receivable from the independent distributor. In addition, since the distributor has the right to require the company to repurchase the territory at the original purchase price within the six-month period following the date of sale, no gain is recorded on the sale of the territory during this six-month period. Upon expiration of the six-month period, the amount deferred during this period is recorded and the remaining gain on the sale is recorded over the remaining nine and one-half years of the note. In instances where a territory is sold for less than its carrying value, a loss is recorded at the date of sale and any impairment of a territory held for sale is recorded at such time the impairment occurs. The company recorded net gains of $4.2 million during fiscal 2010, $3.9 million during fiscal 2009 and $2.1 million during fiscal 2008 related to the sale of territories as a component of selling, distribution and administrative expenses.

Cash and Cash Equivalents. The company considers deposits in banks, certificates of deposits and short-term investments with original maturities of three months or less as cash and cash equivalents.

Accounts Receivable. Accounts receivable consists of trade receivables, current portions of distributor notes receivable and miscellaneous receivables. The company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Bad debts are charged to this reserve after all attempts to collect the balance are exhausted. If the financial condition of the company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. In determining past due or delinquent status of a customer, the aged trial balance is reviewed on a weekly basis by sales

management and generally any accounts older than seven weeks are considered delinquent. Activity in the allowance for doubtful accounts is as follows (amounts in thousands):

	Beginning Balance	Charged to Expense	Write-Offs and Other	Ending Balance
Fiscal 2010	$469	$ 547	$ 494	$522
Fiscal 2009	$378	$2,077	$1,986	$469
Fiscal 2008	$131	$ 640	$ 393	$378

Concentration of Credit Risk. The company performs periodic credit evaluations and grants credit to customers, who are primarily in the grocery and foodservice markets, and generally does not require collateral. Our top 10 customers in fiscal years 2010, 2009 and 2008 accounted for 46.5%, 46.0% and 45.6% of sales, respectively. Following is the effect our largest customer, Wal-Mart/Sam's Club, had on the company's sales for fiscal years 2010, 2009 and 2008.

	Percent of Sales		
	DSD	Warehouse Delivery	Total
Fiscal 2010	18.2%	3.6%	21.8%
Fiscal 2009	18.1%	2.9%	21.0%
Fiscal 2008	18.0%	2.5%	20.5%

Inventories. Inventories at January 1, 2011 and January 2, 2010 are valued at the lower of cost or market using the first-in-first-out method. The company writes down its inventory for estimated unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

Shipping Costs. Shipping costs are included in the selling, distribution and administrative line item of the consolidated statements of income. For fiscal years 2010, 2009, and 2008, shipping costs were $577.3 million, $578.0 million, and $548.4 million, respectively, including distributor discounts.

Spare Parts and Supplies. The company maintains inventories of spare parts and supplies, which are used for repairs and maintenance of its machinery and equipment. These spare parts and supplies allow the company to react quickly in the event of a mechanical breakdown. These parts are valued using the first-in-first-out method and are expensed as the part is used. Periodic physical inventories of the parts are performed, and the value of the parts is adjusted for any obsolescence or difference in the actual inventory count and the value recorded.

Property, Plant and Equipment and Depreciation. Property, plant and equipment is stated at cost. Depreciation expense is computed using the straight-line method based on the estimated useful lives of the depreciable assets. Certain equipment held under capital leases of $13.4 million and $41.3 million at January 1, 2011 and January 2, 2010, respectively, is classified as property, plant and equipment and the related obligations are recorded as liabilities. Amortization of assets held under capital leases is included in depreciation expense. Total accumulated depreciation for assets held under capital leases was $3.3 million and $15.3 million at January 1, 2011 and January 2, 2010, respectively. The significant decrease in gross equipment held under capital leases is due to the deconsolidation of the variable interest entity as discussed in Note 14, *Variable Interest Entity.*

Buildings are depreciated over ten to forty years, machinery and equipment over three to twenty-five years, and furniture, fixtures and transportation equipment over three to fifteen years. Property under capital leases is amortized over the shorter of the lease term or the estimated useful life of the property. Depreciation expense for fiscal years 2010, 2009 and 2008 was $79.1 million, $75.1 million and $70.3 million, respectively. The company recorded capitalized interest of $0.2 million during fiscal 2009 and $0.2 million during fiscal 2008. The company recorded an immaterial amount of capitalized interest during fiscal 2010.

The cost of maintenance and repairs is charged to expense as incurred. Upon disposal or retirement, the cost and accumulated depreciation of assets are eliminated from the respective accounts. Any gain or loss is reflected in the company's income from operations.

Goodwill and Other Intangible Assets. The company accounts for goodwill in a purchase business combination as the excess of the cost over the fair value of net assets acquired. Business combinations can also result in other intangible assets being recognized. Amortization of intangible assets, if applicable, occurs over their estimated useful lives. The company tests goodwill for impairment on an annual basis (or an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying value) using a two-step method. The company conducts this review during the fourth quarter of each fiscal year absent any triggering event. No impairment resulted from the annual review performed in fiscal years 2010, 2009 or 2008. Identifiable intangible assets that are determined to have an indefinite useful economic life are not amortized, but separately tested for impairment, at least annually, using a one-step fair value based approach or when certain indicators of impairment are present.

Impairment of Long-Lived Assets. The company determines whether there has been an impairment of long-lived assets, excluding goodwill and identifiable intangible assets that are determined to have indefinite useful economic lives, when certain indicators of impairment are present. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future gross, undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value is required. Future adverse changes in market conditions or poor operating results of underlying long-lived assets could result in losses or an inability to recover the carrying value of the long-lived assets that may not be reflected in the assets' current carrying value, thereby possibly requiring an impairment charge in the future. During fiscal 2008, the company had an impairment charge of $3.1 million as discussed in Note 5, *Asset Impairment*. There were no impairment charges during fiscal 2010 and fiscal 2009.

Derivative Financial Instruments. The company enters into commodity derivatives, designated as cash flow hedges of existing or future exposure to changes in commodity prices. The company's primary raw materials are flour, sweeteners and shortening, along with pulp, paper, and petroleum-based packaging products. The company uses natural gas and propane as fuel for firing ovens. The company also periodically enters into interest rate derivatives to hedge exposure to changes in interest rates. See Note 10, *Derivative Financial Instruments*, for further details.

Treasury Stock. The company records acquisitions of its common stock for treasury at cost. Differences between proceeds for reissuances of treasury stock and average cost are credited or charged to capital in excess of par value to the extent of prior credits and thereafter to retained earnings.

Advertising and Marketing Costs. Advertising and marketing costs are expensed the first time the advertising takes place. Advertising and marketing costs were $14.4 million, $11.3 million and $12.6 million for fiscal years 2010, 2009 and 2008, respectively.

Stock-Based Compensation. Stock-based compensation expense for all share-based payment awards granted is determined based on the grant date fair value. The company recognizes these compensation costs net of an estimated forfeiture rate, and recognizes compensation cost only for those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the vesting term of the share-based payment award.

Software Development Costs. The company expenses software development costs incurred in the preliminary project stage, and, thereafter, capitalizes costs incurred in developing or obtaining internally used software. Certain costs, such as maintenance and training, are expensed as incurred. Capitalized costs are amortized over a period of three to eight years and are subject to impairment evaluation. The net balance of capitalized software development costs included in plant, property and equipment was $6.2 million and $2.5 million at January 1, 2011

and January 2, 2010, respectively. Amortization expense of capitalized software development costs, which is included in depreciation expense in the consolidated statements of income, was $1.7 million, $1.1 million and $2.8 million in fiscal years 2010, 2009 and 2008, respectively.

Income Taxes. The company accounts for income taxes using the asset and liability method that recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. In the event the company were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

The company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolution of any related appeals or litigation process. Interest related to unrecognized tax benefits is recorded within the interest expense line in the accompanying consolidated statement of operations.

Self-Insurance Reserves. The company is self-insured for various levels of general liability, auto liability, workers' compensation and employee medical and dental coverage. Insurance reserves are calculated on an undiscounted basis based on actual claim data and estimates of incurred but not reported claims developed utilizing historical claim trends. Projected settlements and incurred but not reported claims are estimated based on pending claims, historical trends and data. Though the company does not expect them to do so, actual settlements and claims could differ materially from those estimated. Material differences in actual settlements and claims could have an adverse effect on our results of operations and financial condition.

Net Income Per Common Share. Basic net income per share is computed by dividing net income by weighted average common shares outstanding for the period. Diluted net income per share is computed by dividing net income by weighted average common and common equivalent shares outstanding for the period. Common stock equivalents consist of the incremental shares associated with the company's stock compensation plans, as determined under the treasury stock method. Our nonvested performance contingent restricted stock awards granted prior to the February 9, 2010 grant are considered participating securities since the share-based awards contain a non-forfeitable right to dividend equivalents irrespective of whether the awards ultimately vest. As a result, we computed basic earnings per common share under the two-class method for those awards. The performance contingent restricted stock awards granted on February 9, 2010 do not contain a non-forfeitable right to dividend equivalents and are included in the computation for diluted net income per share. A grant issued on February 10, 2011 also does not contain a non-forfeitable right to dividend equivalents and will be included in the computation for diluted net income per share.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the

financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3. New Accounting Pronouncements

In January 2010, the FASB issued guidance related to fair value measurements requiring new disclosures regarding transfers in and out of Level 1 and 2 and requiring the gross presentation of activity within Level 3. The guidance also clarifies existing disclosures of inputs and valuation techniques for Level 2 and 3 fair value measurements. Additionally, the guidance includes conforming amendments to employers' disclosures about postretirement benefit plan assets. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosure of activity within Level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010, and for interim periods within those years. The impact of adopting this guidance resulted in additional disclosures in Note 20, *Postretirement Plans*.

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities. The guidance affects the overall consolidation analysis and requires enhanced disclosures on involvement with variable interest entities. The guidance is effective for fiscal years beginning after November 15, 2009. Prior to fiscal 2010, we consolidated a VIE, as disclosed in Note 14, *Variable Interest Entity*, because we determined the company was the primary beneficiary. Under this guidance, we have determined that the company no longer qualifies as the primary beneficiary and prospectively ceased consolidating the VIE beginning in the first quarter of fiscal 2010. The company will continue to record certain of the trucks and trailers the VIE uses for distributing our products as right to use leases.

In May 2009, the FASB issued new guidance on subsequent events. The standard provides guidance on management's assessment of subsequent events and incorporates this guidance into accounting literature. The standard was effective prospectively for interim and annual periods ending after June 15, 2009. See Note 25, *Subsequent Events*, for the required disclosures. In February 2010, the FASB issued new guidance that amended certain recognition and disclosure requirements for subsequent events. The guidance changed the requirement for public companies to report the date through which subsequent events were reviewed. This guidance was effective at issuance. The implementation of the standard and new guidance did not have an impact on our consolidated financial position and results of operations.

Note 4. Gain on Sale of Assets

During the second quarter of fiscal 2008, the company completed the sale and closure of a plant in Atlanta, Georgia resulting in a gain of $2.3 million. The company incurred $1.7 million of cost of goods sold expenses related to the closure primarily for employee severance, obsolete inventory, and equipment relocation costs. An additional $0.3 million related to the closure of the facility is included in selling, distribution and administrative expenses.

Note 5. Asset Impairment

During the fourth quarter of fiscal 2008, the company recorded a $3.1 million asset impairment charge related to two previously closed facilities and one bakery that was closed in the fourth quarter to take advantage of more efficient and better located production capacity provided by the acquisitions of Holsum and ButterKrust. These facilities will not be utilized in the future.

Note 6. Notes Receivable

The company provides direct financing to independent distributors for the purchase of the distributors' territories and records the notes receivable on the consolidated balance sheet. The territories are financed over ten

years bearing an interest rate of 12%. During fiscal years 2010, 2009 and 2008, $12.7 million, $12.9 million and $13.0 million, respectively, were recorded as interest income relating to the distributor notes. The distributor notes are collateralized by the independent distributors' territories. Additional details are included in Note 15, *Fair Value of Financial Instruments.*

Note 7. Assets Held for Sale — Distributor Routes

The company purchases territories from and sells territories to independent distributors from time to time. The company repurchases territories from independent distributors in circumstances when the company decides to exit a territory or when the distributor elects to terminate its relationship with the company. In the event the company decides to exit a territory or ceases to utilize the independent distribution form of doing business, the company is contractually required to purchase the territory from the independent distributor for ten times average weekly branded sales, and this value is charged to earnings. In the event an independent distributor terminates its relationship with the company, the company, although not legally obligated, normally repurchases and operates that territory as a company-owned territory. Territories purchased from independent distributors and operated as company-owned territories are recorded on the company's consolidated balance sheets as "Assets Held for Sale — Distributor Routes" while the company actively seeks another distributor to purchase the territory. At January 1, 2011 and January 2, 2010, territories recorded as assets held for sale were $11.9 million and $6.5 million, respectively. The company held and operated approximately 300 and 150 such independent distributor territories held for sale at January 1, 2011 and January 2, 2010, respectively. The carrying value of each territory is recorded as an asset held for sale, is not amortized and is evaluated for impairment as required. The increase was primarily the result of higher turnover for expansion market distributor territories and certain routes that were repurchased for distributor route restructuring.

Territories held for sale and operated by the company are sold to independent distributors at a multiple of average weekly branded sales, which approximate the fair market value of the territory. Subsequent to the purchase of a territory by the distributor, in accordance with the terms of the distributor arrangement, the independent distributor has the right to require the company to repurchase the territory and truck, if applicable, at the original purchase price paid by the distributor on the long-term financing arrangement within the six-month period following the date of sale. The company is not required to repay interest paid by the distributor during such six-month period. If the truck is leased, the company will assume the lease payment if the territory is repurchased during the first six-month period. Should the independent distributor wish to sell the territory after the six-month period has expired, the company has the right of first refusal.

Note 8. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill from fiscal 2009 to fiscal 2010, are as follows (amounts in thousands):

	DSD	Warehouse delivery	Total
Balance as of January 3, 2009	$195,558	$4,477	$200,035
Goodwill adjustments during fiscal 2009	$ (977)	$ —	$ (977)
Goodwill acquired during fiscal 2009	$ —	$2,624	$ 2,624
Balance as of January 2, 2010	$194,581	$7,101	$201,682
Adjustment for deconsolidation of VIE (Note 14)	(1,529)	—	(1,529)
Balance as of January 1, 2011	$193,052	$7,101	$200,153

During the 52 weeks ended January 2, 2010, the company acquired two companies that are included in the warehouse delivery segment. During the 53 weeks ended January 3, 2009, the company acquired two companies

that are included in the DSD operating segment. See Note 9, *Acquisitions*, for goodwill and amortizable intangible asset increases related to the Holsum, ButterKrust and Leo's acquisitions.

As of January 1, 2011 and January 2, 2010, the company had the following amounts related to amortizable intangible assets (amounts in thousands):

	January 1, 2011			January 2, 2010		
Asset	Cost	Accumulated Amortization	Net Value	Cost	Accumulated Amortization	Net Value
Trademarks	$ 35,268	$ 4,687	$30,581	$ 35,268	$ 3,144	$ 32,124
Customer relationships	75,434	13,675	61,759	75,434	9,738	65,696
Non-compete agreements	1,874	1,353	521	1,874	1,309	565
Distributor relationships	2,600	413	2,187	2,600	240	2,360
Supplier agreements	1,050	566	484	1,050	215	835
Total	$116,226	$20,694	$95,532	$116,226	$14,646	$101,580

There is an additional $1.5 million of indefinite life intangible assets from the ButterKrust Bakery ("ButterKrust") acquisition separately identified from goodwill, as discussed in Note 9, *Acquisitions*. In connection with the sale of Mrs. Smith's Bakeries frozen dessert business in April 2003, the company entered into a 5-year non-compete agreement ("agreement") with Schwan valued at $3.0 million recorded as an intangible liability. The company recognized income related to this agreement as a reduction of amortization expense over the life of the agreement. The carrying amount of this liability at December 29, 2007 was $0.2 million and was fully accreted to income during the 53 weeks ended January 3, 2009.

Aggregate amortization expense for fiscal 2010, 2009, and 2008 were as follows (amounts in thousands):

	Fiscal 2010	Fiscal 2009	Fiscal 2008
Amortizable intangible assets expense	$6,048	$5,923	$3,258
Amortizable intangible liabilities (income)	(44)	(44)	(240)
Total	$6,004	$5,879	$3,018

Estimated amortization of intangibles for 2011 and the next four years thereafter is as follows (amounts in thousands):

	Amortization of Intangibles
2011	$6,003
2012	$5,677
2013	$5,488
2014	$5,389
2015	$5,237

Note 9. Acquisitions

On October 17, 2009, the company acquired 100% of the outstanding shares of capital stock of Leo's Foods, Inc. ("Leo's"). Leo's operates one tortilla facility in Ft. Worth, Texas and makes an extensive line of flour and corn tortillas and tortilla chips that are sold to foodservice and institutional customers nationwide. This acquisition is recorded in the company's warehouse delivery segment and resulted in goodwill of $2.6 million, none of which is deductible for tax purposes.

On May 15, 2009, the company acquired substantially all the assets of a bakery mix operation in Cedar Rapids, Iowa. Based on the purchase price allocation, the fair value of the identifiable assets acquired and liabilities assumed exceeded the fair value of the consideration paid. As a result, we recognized a gain of $3.0 million in the

second quarter of fiscal 2009, which is included in the line item "Gain on acquisition" to derive income from operations in the consolidated statement of income for the fifty-two weeks ended January 2, 2010. We believe the gain on acquisition resulted from the seller's strategic intent to exit a non-core business operation. This acquisition is recorded in the company's warehouse delivery segment.

On August 4, 2008, the company acquired 100% of the outstanding shares of capital stock of the parent company of ButterKrust Bakery ("ButterKrust"). ButterKrust manufactures fresh breads and rolls in Lakeland, Florida and its products are available throughout Florida under the *Country Hearth*, *Rich Harvest*, and *Sunbeam* brands, as well as store brands. The results of ButterKrust's operations have been included in the consolidated financial statements since August 4, 2008 and are included in the company's DSD operating segment. As a result of the acquisition, the company has added additional production capacity in the Florida market.

The aggregate purchase price was $91.3 million in cash, including the payoff of certain indebtedness and other payments and acquisition costs. The following table presents the allocation of the acquisition cost, including professional fees and other related costs, to the assets acquired and liabilities assumed, based on their fair values (amounts in thousands):

At August 4, 2008

Purchase price:		
Cash, including acquisition costs	$91,258	
Total consideration		$ 91,258
Allocation of purchase price:		
Current assets, including cash of $1.2 million and a current deferred tax asset of $1.0 million	$ 8,039	
Property, plant, and equipment	36,920	
Other assets	1,323	
Intangible assets	22,600	
Goodwill	57,566	
Total assets acquired		$126,448
Current liabilities	$10,542	
Long-term debt and other	5,161	
Long-term pension and postretirement liabilities	9,081	
Deferred tax liabilities	10,406	
Total liabilities assumed		$ 35,190
Net assets acquired		$ 91,258

The following table presents the allocation of the intangible assets subject to amortization (amounts in thousands, except for amortization periods):

	Amount	Weighted average Amortization years
Trademarks	$ 2,200	22.0
Customer relationships	18,900	25.0
Total intangible assets subject to amortization	$21,100	24.7

Acquired intangible assets not subject to amortization include trademarks of $1.5 million. Goodwill of $57.6 million is allocated to the DSD operating segment. None of the intangible assets, including goodwill, are deductible for tax purposes.

On August 11, 2008, a wholly owned subsidiary of the company merged with Holsum Holdings, LLC ("Holsum"). Holsum operates two bakeries in the Phoenix, Arizona area and serves customers in Arizona, New Mexico, southern Nevada and southern California with fresh breads and rolls under the *Holsum*, *Aunt Hattie's*, and *Roman Meal* brands. The results of Holsum's operations are included in the company's consolidated financial statements as of August 11, 2008 and are included in the company's DSD operating segment. As a result of the merger, the company has expanded into new geographic markets.

The aggregate purchase price was $143.9 million, consisting of $80.0 million in cash, including the payoff of certain indebtedness, 1,998,656 shares of company common stock, contingent consideration, a working capital adjustment and acquisition costs. The contingent consideration payment of up to $5.0 million is payable to the former shareholders of Holsum in cash should the company's common stock not trade over a target price for ten consecutive trading days during the two year period beginning February 11, 2009. As a result, we recorded the shares at the target value of $32.21 per share. The company's common stock did not trade over the target price as required so the company will make payments of up to $5.0 million. We expect these payments to be made during the first quarter of fiscal 2011.

The following table presents the allocation of the acquisition cost, including professional fees and other related costs, to the assets acquired and liabilities assumed, based on their fair values (amounts in thousands):

At August 11, 2008

Purchase price:		
Cash, including acquisition costs	$80,026	
Common stock	64,377	
Working capital adjustment	(476)	
Total consideration		$143,927
Allocation of purchase price:		
Current assets, including a current deferred tax asset of $0.3 million	$18,626	
Property, plant, and equipment	54,019	
Other assets	1,202	
Intangible assets	64,900	
Goodwill	65,154	
Total assets acquired		$203,901
Current liabilities	$17,972	
Deferred tax liabilities	33,518	
Long-term liabilities	8,484	
Total liabilities assumed		$ 59,974
Net assets acquired		$143,927

The following table presents the allocation of the intangible assets subject to amortization (amounts in thousands, except for amortization periods):

	Amount	Weighted average Amortization years
Trademarks	$19,200	20.0
Customer relationships	43,100	20.0
Distributor relationships	2,600	15.0
Total intangible assets subject to amortization	$64,900	19.8

Goodwill of $65.2 million is allocated to the DSD operating segment. None of the intangible assets, including goodwill, are deductible for tax purposes.

Note 10. Derivative Financial Instruments

In the first fiscal quarter of fiscal 2008, the company began measuring the fair value of its derivative portfolio using the fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal market for that asset or liability. These measurements are classified into a hierarchy by the inputs used to perform the fair value calculation as follows:

Level 1: Fair value based on unadjusted quoted prices for identical assets or liabilities in active markets

Level 2: Modeled fair value with model inputs that are all observable market values

Level 3: Modeled fair value with at least one model input that is not an observable market value

This change in measurement technique had no material impact on the reported value of our derivative portfolio.

Commodity Price Risk

The company enters into commodity derivatives, designated as cash-flow hedges of existing or future exposure to changes in commodity prices. The company's primary raw materials are flour, sweeteners and shortening, along with pulp, paper and petroleum-based packaging products. Natural gas, which is used as oven fuel, is also an important commodity input to production.

As of January 1, 2011, the company's commodity hedge portfolio contained derivatives with a fair value of $20.0 million, which is recorded in the following accounts with fair values measured as indicated (amounts in millions):

	Level 1	Level 2	Level 3	Total
Assets:				
Other current	$22.4	$ —	$—	$22.4
Total	22.4	—	—	22.4
Liabilities:				
Other current	—	(2.0)	—	(2.0)
Other long-term	—	(0.4)	—	(0.4)
Total	—	(2.4)	—	(2.4)
Net Fair Value	$22.4	$(2.4)	$—	$20.0

As of January 2, 2010, the company's commodity hedge portfolio contained derivatives with a fair value of $(3.7) million, which is recorded in the following accounts with fair values measured as indicated (amounts in millions):

	Level 1	Level 2	Level 3	Total
Assets:				
Other current	$ 2.5	$ —	$—	$ 2.5
Total	2.5	—	—	2.5
Liabilities:				
Other current	(4.2)	(1.9)	—	(6.1)
Other long-term	—	(0.1)	—	(0.1)
Total	(4.2)	(2.0)	—	(6.2)
Net Fair Value	$(1.7)	$(2.0)	$—	$(3.7)

The positions held in the portfolio are used to hedge economic exposure to changes in various raw material and production input prices and effectively fix the price, or limit increases in prices, for a period of time extending into fiscal 2012. These instruments are designated as cash-flow hedges. The effective portion of changes in fair value for these derivatives is recorded each period in other comprehensive income (loss), and any ineffective portion of the change in fair value is recorded to current period earnings in selling, distribution and administrative expenses. The company held no commodity derivatives at January 1, 2011 that did not qualify for hedge accounting. During fiscal years 2010, 2009 and 2008 there was no material income or expense recorded due to ineffectiveness in current earnings due to changes in fair value of these instruments.

As of January 1, 2011, the balance in accumulated other comprehensive income related to commodity derivative transactions was $27.9 million. Of this total, approximately $12.5 million and $(0.2) million were related to instruments expiring in 2011 and 2012, respectively, and $15.6 million was related to deferred gains on cash flow hedge positions.

The company routinely transfers amounts from other comprehensive income ("OCI") to earnings as transactions for which cash flow hedges were held occur. Significant situations which do not routinely occur that could cause transfers from OCI to earnings are as follows: (i) an event that causes a hedge to be suddenly ineffective and significant enough that hedge accounting must be discontinued and (ii) cancellation of a forecasted transaction for which a derivative was held as a hedge or a significant and material reduction in volume used of a hedged ingredient such that the company is overhedged and must discontinue hedge accounting. During the 53 weeks ended January 3, 2009, $0.6 million was recorded to income for net gains obtained from exiting derivative positions acquired with ButterKrust and Holsum that did not qualify for hedge accounting treatment. During fiscal 2009, $0.4 million was recorded to expense for net losses from discontinuing hedge accounting and exiting of a position in the commodity hedge portfolio. During fiscal 2010 there were no discontinued hedge positions.

Interest Rate Risk

The company entered interest rate swaps with initial notional amounts of $85.0 million, and $65.0 million, respectively, to fix the interest rate on the $150.0 million term loan entered into on August 1, 2008 to fund the acquisitions of ButterKrust and Holsum. The notional amounts are adjusted to match the scheduled quarterly principal payments on the $150.0 million term loan so that the remaining outstanding term loan balance at any reporting date is fully covered by the swap arrangements through the August 2013 maturity of the term loan. In addition, on October 27, 2008, the company entered an interest rate swap with a notional amount of $50.0 million to fix the interest rate through September 30, 2009 on $50.0 million of borrowings outstanding under the company's unsecured credit facility.

The interest rate swap agreements result in the company paying or receiving the difference between the fixed and floating rates at specified intervals calculated based on the notional amount. The interest rate differential to be paid or received is recorded as interest expense. These swap transactions are designated as cash-flow hedges. Accordingly, the effective portion of changes in the fair value of the swaps is recorded each period in other comprehensive income. Any ineffective portions of changes in fair value are recorded to current period earnings in selling, distribution and administrative expenses.

As of January 1, 2011, the fair value of the interest rate swaps was $(6.5) million, which is recorded in the following accounts with fair values measured as indicated (amounts in millions):

	Level 1	Level 2	Level 3	Total
Liabilities:				
Other current	$—	$(3.8)	$—	$(3.8)
Other long-term	—	(2.7)	—	(2.7)
Total	—	(6.5)	—	(6.5)
Net Fair Value	$—	$(6.5)	$—	$(6.5)

As of January 2, 2010, the fair value of the interest rate swaps was $(6.7) million, which is recorded in the following accounts with fair values measured as indicated (amounts in millions):

	Level 1	Level 2	Level 3	Total
Liabilities:				
Other current	$—	$(4.3)	$—	$(4.3)
Other long-term	—	(2.4)	—	(2.4)
Total	—	(6.7)	—	(6.7)
Net Fair Value	$—	$(6.7)	$—	$(6.7)

During fiscal 2010, fiscal 2009 and fiscal 2008, interest expense of $4.6 million, $5.2 million and $0.1 million, respectively, was recognized due to periodic settlements of the swaps.

As of January 1, 2011, the balance in accumulated other comprehensive (loss) related to interest rate derivative transactions was $(4.0) million. Of this total, approximately $(2.3) million, $(1.4) million, and $(0.3) million, were related to instruments expiring in 2011 through 2013, respectively and an immaterial amount was related to deferred losses on cash flow hedge positions.

The company had the following derivative instruments recorded on the consolidated balance sheet, all of which are utilized for the risk management purposes detailed above (amounts in thousands):

Derivatives Designated as Hedging Instruments	Derivative Assets				Derivative Liabilities			
	January 1, 2011		January 2, 2010		January 1, 2011		January 2, 2010	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest rate contracts	—	$ —	—	$ —	Other current liabilities	$3,789	Other current liabilities	$ 4,271
Interest rate contracts	—	—	—	—	Other long term liabilities	2,684	Other long term liabilities	2,459
Commodity contracts	Other current assets	22,380	Other current assets	2,501	Other current liabilities	2,032	Other current liabilities	6,143
Commodity contracts	Other long term assets	—	Other long term assets	—	Other long term liabilities	371	Other long term liabilities	78
Total		$22,380		$2,501		$8,876		$12,951

The company had the following derivative instruments for deferred gains and (losses) on closed contracts and the effective portion for changes in fair value recorded on the consolidated statements of income, all of which are utilized for the risk management purposes detailed above (amounts in thousands and net of tax):

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)(Net of tax)		
	For the 52 Weeks Ended January 1, 2011	For the 52 Weeks Ended January 2, 2010	For the 53 Weeks Ended January 3, 2009
Interest rate contracts	$(2,684)	$ (1,512)	$ (5,780)
Commodity contracts	30,384	(11,491)	(54,480)
Total	$27,700	$(13,003)	$(60,260)

Derivatives in Cash Flow Hedging Relationships	Amount of (Gain) or Loss Reclassified from Accumulated OCI into Income (Effective Portion)(Net of tax)			Location of (Gain) or Loss Reclassified from AOCI into Income (Effective Portion)
	For the 52 Weeks Ended January 1, 2011	For the 52 Weeks Ended January 2, 2010	For the 53 Weeks Ended January 3, 2009	
Interest rate contracts	$2,857	$ 3,182	$(30)	Interest expense (income)
Commodity contracts	—	(1,475)	—	Selling, distribution and administrative expenses
Commodity contracts	5,212	40,236	(30)	Production costs(1)
Total	$8,069	$41,943	$(60)	

1. Included in Materials, supplies, labor and other production costs (exclusive of depreciation and amortization shown separately).

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing, Net of tax)			Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing, Net of tax)
	For the 52 Weeks Ended January 1, 2011	For the 52 Weeks Ended January 2, 2010	For the 53 Weeks Ended January 3, 2009	
Interest rate contracts	$—	$ —	$ —	Selling, distribution and administrative expenses
Commodity contracts	—	(698)	582	Selling, distribution and administrative expenses
Total	$—	$(698)	$582	

As of January 1, 2011, the company had entered into the following financial contracts to hedge commodity and interest rate risk:

Derivatives in Cash Flow Hedging Relationships	Notional amount (Millions)
Interest rate contracts	$114.4
Wheat contracts	133.7
Soybean oil contracts	14.8
Natural gas contracts	14.2
Total	$277.1

The company's derivative instruments contained no credit-risk-related contingent features at January 1, 2011. As of January 1, 2011 and January 2, 2010, the company had $0.0 million and $7.0 million, respectively, recorded in other current assets, and $11.5 million and $0.8 million, respectively, recorded in other accrued liabilities representing collateral from counterparties for hedged positions.

Note 11. Other Current Assets

Other current assets consist of:

	January 1, 2011	January 2, 2010
	(Amounts in thousands)	
Prepaid assets	$11,139	$ 9,022
Collateral to counterparties for derivative positions	—	7,023
Fair value of derivative instruments	22,380	2,501
Income taxes receivable	7,622	3,616
Other	783	1,990
Total	$41,924	$24,152

Note 12. Other Accrued Liabilities

Other accrued liabilities consist of:

	January 1, 2011	January 2, 2010
	(Amounts in thousands)	
Employee compensation	$ 50,015	$ 47,780
Fair value of derivative instruments	5,822	10,414
Insurance	20,036	17,521
Income taxes payable	—	459
Collateral from counterparties for derivative positions	11,524	797
Other	24,875	26,346
Total	$112,272	$103,317

Note 13. Debt, Lease and Other Commitments

Long-term debt consisted of the following at January 1, 2011 and January 2, 2010:

	Interest Rate at January 1, 2011	Final Maturity	January 1, 2011	January 2, 2010
		(Amounts in thousands)		
Unsecured credit facility	—	2012	$ —	$ 89,000
Unsecured term loan	5.00%	2013	114,375	131,250
Capital lease obligations	4.82%	2015	10,541	26,555
Other notes payable	5.60%	2013	2,386	4,863
			127,302	251,668
Due within one year			28,432	25,763
Due after one year			$ 98,870	$225,905

On August 1, 2008, the company entered into a Credit Agreement ("term loan") with various lending parties for $150.0 million. The term loan provides for borrowings through the maturity date of August 4, 2013 for the purpose of completing acquisitions. The term loan includes certain customary restrictions, which, among other things, require maintenance of financial covenants and limit encumbrance of assets and creation of indebtedness. Restrictive financial covenants include such ratios as a minimum interest coverage ratio and a maximum leverage ratio. As of January 1, 2011, the amount outstanding under the term loan was $114.4 million.

Interest is due quarterly in arrears on outstanding borrowings at a customary Eurodollar rate or the base rate plus the applicable margin. The underlying rate is defined as the rate offered in the interbank Eurodollar market or the higher of the prime lending rate or federal funds rate plus 0.5%. The applicable margin ranges from 0.0% to 1.375% for base rate loans and from 0.875% to 2.375% for Eurodollar loans and is based on the company's leverage ratio. Principal payments are due quarterly under the term loan beginning on December 31, 2008 at an annual amortization of 10% of the principal balance for the first two years, 15% during the third year, 20% during the fourth year, and 45% during the fifth year. The company paid financing costs of $0.8 million in connection with the term loan during fiscal 2008, which is being amortized over the life of the term loan.

The company has a five-year, $250.0 million unsecured revolving loan facility (the "credit facility") expiring October 5, 2012. Proceeds from the credit facility may be used for working capital and general corporate purposes, including acquisition financing, refinancing of indebtedness and share repurchases. The credit facility includes certain customary restrictions, which, among other things, require maintenance of financial covenants and limit

encumbrance of assets and creation of indebtedness. Restrictive financial covenants include such ratios as a minimum interest coverage ratio and a maximum leverage ratio. The company believes that, given its current cash position, its cash flow from operating activities and its available credit capacity, it can comply with the current terms of the credit facility and meet presently foreseeable financial requirements. As of January 1, 2011 and January 2, 2010, the company was in compliance with all restrictive financial covenants under its credit facility.

Interest is due quarterly in arrears on any outstanding borrowings at a customary Eurodollar rate or the base rate plus the applicable margin. The underlying rate is defined either as the rate offered in the interbank Eurodollar market or the higher of the prime lending rate or federal funds rate plus 0.5%. The applicable margin ranges from 0.0% to 0.30% for base rate loans and from 0.40% to 1.275% for Eurodollar loans. In addition, a facility fee ranging from 0.10% to 0.35% is due quarterly on all commitments under the new credit facility. Both the interest margin and the facility fee are based on the company's leverage ratio.

The company paid financing costs of $0.3 million in connection with its credit facility during fiscal 2007. These costs were deferred and, along with unamortized costs of $0.6 million relating to the company's former credit facility are being amortized over the term of the credit facility.

Book overdrafts occur when checks have been issued but have not been presented to the bank for payment. These bank accounts allow us to delay funding of issued checks until the checks are presented for payment. A delay in funding results in a temporary source of financing from the bank. The activity related to book overdrafts is shown as a financing activity in our consolidated statements of cash flows. Book overdrafts are included in other accrued current liabilities on our consolidated balance sheets. As of January 1, 2011 and January 2, 2010, the book overdraft balance was $9.7 million and $11.1 million, respectively.

Though it is generally the company's policy not to provide third party guarantees, the company has guaranteed, through their respective terms, approximately $0.6 million and $0.8 million in leases at January 1, 2011 and January 2, 2010, respectively that certain independent distributors have entered into with third party financial institutions related to distribution vehicle financing. In the ordinary course of business, when an independent distributor terminates his or her relationship with the company, the company, although not legally obligated, generally operates the territory until it is resold. The company uses the former independent distributor's vehicle to operate these territories and makes the lease payments to the third party financial institution in place of the former distributor. These payments are recorded as selling, distribution and administrative expenses and amounted to $3.7 million, $2.6 million and $3.0 million for fiscal years 2010, 2009 and 2008, respectively. Assuming the company does not resell the territories to new independent distributors, the maximum obligation for the vehicles being used by the company at January 1, 2011 and January 2, 2010, was approximately $8.0 million and $4.7 million, respectively. The company does not anticipate operating these territories over the life of the lease as it intends to resell these territories to new independent distributors. Therefore, no liability is recorded on the consolidated balance sheets at January 1, 2011 and January 2, 2010 related to this obligation.

The company also had standby letters of credit ("LOCs") outstanding of $4.8 million and $4.8 million at January 1, 2011 and January 2, 2010, respectively, which reduce the availability of funds under the credit facility. The outstanding LOCs are for the benefit of certain insurance companies. None of the LOCs are recorded as a liability on the consolidated balance sheets.

Assets recorded under capital lease agreements included in property, plant and equipment consist of buildings, machinery and equipment and transportation equipment.

Aggregate maturities of debt outstanding, including capital leases, as of January 1, 2011, are as follows (amounts in thousands):

2011	$ 28,432
2012	42,064
2013	53,913
2014	2,521
2015	372
2016 and thereafter	—
Total	$127,302

Leases

The company leases certain property and equipment under various operating and capital lease arrangements that expire over the next 22 years. The property and equipment includes distribution facilities and thrift store locations and equipment including production, sales and distribution and office equipment. Initial lease terms range from two to twenty-three years. Many of the operating leases provide the company with the option, after the initial lease term, either to purchase the property at the then fair value or renew its lease at fair value rents for periods from one month to ten years. Rent escalations vary in these leases, from no escalation over the initial lease term, to escalations linked to changes in economic variables such as the Consumer Price Index. Rental expense is recognized on a straight-line basis unless another basis is more representative of the time pattern for the leased equipment, in which case that basis is used. The capital leases are primarily used for distribution vehicle financing and provide the company with the option to purchase the vehicles at a fixed residual or fair value at the end of the lease term. Future minimum lease payments under scheduled leases that have initial or remaining non-cancelable terms in excess of one year are as follows:

	Capital Leases	Operating Leases
	(Amounts in thousands)	
2011	$ 3,948	$ 41,861
2012	2,471	37,864
2013	2,233	33,292
2014	2,373	27,951
2015	378	22,567
2016 and thereafter	—	149,293
Total minimum payments	11,403	$312,828
Amount representing interest	862	
Obligations under capital leases	10,541	
Obligations due within one year	3,574	
Long-term obligations under capital leases	$ 6,967	

Rent expense for all operating leases amounted to $62.9 million for fiscal 2010, $59.3 million for fiscal 2009 and $56.0 million for fiscal 2008.

In September of 2007, the company entered into a Master Agency Agreement and a Master Lease (collectively, the "Master Lease") representing a $50.0 million commitment to lease certain distribution facilities. On August 22, 2008, the company added an additional $50.0 million to the commitment. Pursuant to terms of the Master Lease, on behalf of the lessor, the company may either develop distribution facilities or sell and lease-back

existing owned distribution facilities of the company. The facilities will be leased by the lessor to wholly-owned subsidiaries of the company under one or more operating leases. The leases each have a term of 23 years following the completion of either the construction period or completion of the sale and lease-back. The company has granted certain rights and remedies to the lessor in the event of certain defaults, including the right to terminate the lease, to bring suit to collect damages, and to cause the company to purchase the facilities. The Master Lease does not include financial covenants.

During the fiscal year ended January 3, 2009, the company entered into an additional $25.6 million of operating lease commitments under the Master Lease. During the fiscal years ended January 1, 2011 and January 2, 2010, the company did not enter into any additional operating lease commitments under the Master Lease.

Deferred Compensation

The Executive Deferred Compensation Plan ("EDCP") consists of unsecured general obligations of the company to pay the deferred compensation of, and our contributions to, participants in the EDCP. The obligations will rank equally with our other unsecured and unsubordinated indebtedness payable from the company's general assets.

Our directors and certain key members of management are eligible to participate in the EDCP. Directors may elect to defer all or any portion of their annual retainer fee and meeting fees. Deferral elections by directors must be made prior to the beginning of each year and are thereafter irrevocable. Eligible employees may elect to defer up to 75% of their base salaries, and up to 100% of any cash bonuses and other compensation. Deferral elections by eligible executives must be made prior to the beginning of each year and are thereafter irrevocable during that year. The portion of the participant's compensation that is deferred depends on the participant's election in effect with respect to his or her elective contributions under the EDCP. The amount outstanding at January 1, 2011 and January 2, 2010 was $8.6 million and $7.2 million, respectively.

During the fourth quarter of fiscal 2008, participants in the company's EDCP were offered a one-time option to convert all or a portion of their cash balance in their EDCP account to company common stock to be received at a time designated by the participant. Several employees and non-employee directors of the company converted the outstanding cash balances in their respective EDCP accounts to an account that tracks the company's common stock and that will be distributed in the future. As part of the arrangement, the company no longer has any future cash obligations to the individuals for the amount converted. The individuals will receive shares equal to the dollar amount of their election divided by the company's common stock price on January 2, 2009. A total of approximately 47,500 deferred shares will be issued throughout the election dates chosen. As part of the election, the individuals can choose to receive the shares on either a specific date, equally up to 60 quarters, or at separation from service from the company. This non-cash transaction reduced other long-term liabilities and increased additional paid in capital by $1.1 million during fiscal 2008 and $0.1 million during fiscal 2009.

Guarantees and Indemnification Obligations

The company has provided various representations, warranties and other standard indemnifications in various agreements with customers, suppliers and other parties as well as in agreements to sell business assets or lease facilities. In general, these provisions indemnify the counterparty for matters such as breaches of representations and warranties, certain environmental conditions and tax matters, and, in the context of sales of business assets, any liabilities arising prior to the closing of the transactions. Non-performance under a contract could trigger an obligation of the company. The ultimate effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the final outcome of any potential claims.

No material guarantees or indemnifications have been entered into by the company through January 1, 2011.

Note 14. Variable Interest Entity

The company maintains a transportation agreement with an entity that transports a significant portion of the company's fresh bakery products from the company's production facilities to outlying distribution centers. The company represents a significant portion of the entity's revenue. This entity qualifies as a VIE. Under previous accounting guidance, we consolidated the VIE in our condensed consolidated financial statements from the first quarter of 2004 through the fourth quarter of 2009 because during that time the company was considered to be the primary beneficiary. Under the revised principles, which became effective January 3, 2010, we have determined that the company is no longer the primary beneficiary and we deconsolidated the VIE in our financial statements. The VIE does not affect the line item *Net income attributable to Flowers Foods, Inc.* since the company has no interest in any net earnings or losses of the VIE through equity participation. The VIE has collateral that is sufficient to meet its capital lease and other debt obligations and the owner of the VIE personally guarantees the obligations of the VIE. The VIE's creditors have no recourse against the general credit of the company.

The company has no exposure to gains or losses of the VIE in reporting its net income. In addition, the company does not have explicit or implied power over any of the significant activities to operate the VIE. The primary beneficiary of the VIE realizes the economic benefits and losses incurred and has the power to direct most of the significant activities. The VIE is permitted to pass along increases in their costs, with company approval, at a capped increase of 2% per year. The company and the VIE also agree on a rebate paid or credited to the company depending on the profitability of the VIE in the preceding year. We do not guarantee the VIE's specific returns or performance benchmarks. In addition, if a manufacturing facility closes or there is a loss of market share causing the VIE to have to move their equipment the company will make an effort to move the equipment to another manufacturing facility. If the company is unable to do so, we will reimburse the VIE for any losses incurred in the disposal of the equipment and will pay the cost to transfer the equipment. The company's maximum loss exposure for the truck disposals is the difference in the estimated fair value of the trucks from the book value.

As part of the deconsolidation of the VIE, the company concluded that certain of the trucks and trailers the VIE uses for distributing our products from the manufacturing facilities to the distribution centers qualify as right to use leases. The amount for property, plant and equipment and capital lease obligations was $11.9 million at January 3, 2010. As of January 1, 2011, there was $9.7 million in net property, plant and equipment and capital lease obligations associated with the right to use leases.

Following is the effect of the VIE during fiscal years 2009 and 2008:

	Fiscal 2009		Fiscal 2008	
	VIE	% of Total	VIE	% of Total
	(Dollars in thousands)			
Assets as of respective fiscal year ends	$39,606	2.9%	$33,452	2.5%
Sales	$12,370	0.5%	$10,369	0.4%
Income before income taxes	$ 3,415	1.6%	$ 3,074	1.6%

As of January 2, 2010 and January 3, 2009, the assets consist primarily of $27.5 million and $23.2 million, respectively, of transportation equipment recorded as capital lease obligations.

Note 15. Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable and short-term debt approximates fair value because of the short-term maturity of the instruments. Notes receivable are entered into in connection with the purchase of distributors' territories by independent distributors. These notes receivable are recorded in the consolidated balance sheet at carrying value which represents the closest approximation of fair value. In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As a result, the appropriate interest rate that should be used to estimate the fair value of the distributor notes is the prevailing market rate at which similar

loans would be made to distributors with similar credit ratings and for the same maturities. However, the company utilizes 3,582 independent distributors all with varied financial histories and credit risks. Considering the diversity of credit risks among the independent distributors, the company has no method to accurately determine a market interest rate to apply to the notes. The territories are generally financed over ten years bearing an interest rate of 12% and the distributor notes are collateralized by the independent distributors' territories. The fair value of the company's long-term debt at January 1, 2011 approximates the recorded value. For fair value disclosure information about our derivative assets and liabilities see Note 10, *Derivative Financial Instruments*. For fair value disclosure information about our pension plan net assets see Note 20, *Postretirement Plans*.

At January 1, 2011 and January 2, 2010, respectively, the carrying value of the distributor notes was as follows (amounts in thousands):

	January 1, 2011	January 2, 2010
Distributor notes receivable	$105,396	$107,067
Current portion of distributor notes receivable recorded in accounts and notes receivable, net	12,536	12,610
Long-term portion of distributor notes receivable	$ 92,860	$ 94,457

At January 1, 2011 and January 2, 2010, the company has evaluated the collectability of the distributor notes and determined that a reserve is not necessary. Payments on these distributor notes are collected by the company weekly in the distributor settlement process.

Note 16. Stockholders' Equity

Flowers Foods' articles of incorporation provide that its authorized capital consist of 500,000,000 shares of common stock having a par value of $0.01 per share and 1,000,000 shares of preferred stock of which (a) 100,000 shares have been designated by the Board of Directors as Series A Junior Participating Preferred Stock, having a par value per share of $100 and (b) 900,000 shares of preferred stock, having a par value per share of $0.01, have not been designated by the Board of Directors. No shares of preferred stock have been issued by Flowers Foods.

Common Stock

The holders of Flowers Foods common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferential rights of any issued and outstanding preferred stock, including the Series A Preferred Stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors of the company out of funds legally available. In the event of a liquidation, dissolution or winding-up of the company, holders of common stock are entitled to share ratably in all assets of the company, if any, remaining after payment of liabilities and the liquidation preferences of any issued and outstanding preferred stock, including the Series A Preferred Stock. Holders of common stock have no preemptive rights, no cumulative voting rights and no rights to convert their shares of common stock into any other securities of the company or any other person.

Preferred Stock

The Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the designations, relative powers, preferences, rights, qualifications, limitations and restrictions of all shares of each such series, including without limitation, dividend rates, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the holders of Flowers Foods common stock. Pursuant to such authority, the Board of Directors has designated 100,000 shares of preferred stock as Series A Junior Participating Preferred Stock in

connection with the adoption of the rights plan described below. Although the Board of Directors does not presently intend to do so, it could issue from the 900,000 undesignated preferred shares, additional series of preferred stock, with rights that could adversely affect the voting power and other rights of holders of Flowers Foods common stock without obtaining the approval of Flowers Foods shareholders. In addition, the issuance of preferred shares could delay or prevent a change in control of Flowers Foods without further action by its shareholders.

Shareholder Rights Plan

In 2001, the Flowers Foods Board of Directors approved and adopted a shareholder rights plan that provided for the issuance of one right for each share of Flowers Foods common stock held by shareholders of record on March 26, 2001. Under the plan, the rights trade together with the common stock and are not exercisable. In the absence of further board action, the rights generally will become exercisable, and allow the holder to acquire additional common stock, if a person or group acquires 15% or more of the outstanding shares of Flowers Foods common stock. Rights held by persons who exceed the applicable threshold will be void. Flowers Foods' Board of Directors may, at its option, redeem all rights for $0.01 per right generally at any time prior to the rights becoming exercisable. The rights will expire on March 26, 2011, unless earlier redeemed, exchanged or amended by the Board of Directors.

On November 15, 2002, the Board of Directors of Flowers Foods approved an amendment to the company's shareholder rights plan allowing certain investors, including existing investors and qualified institutional investors, to beneficially own up to 20% of the company's outstanding common stock without triggering the exercise provisions.

Stock Repurchase Plan

Our Board of Directors has approved a plan that authorized stock repurchases of up to 30.0 million shares of the company's common stock. Under the plan, the company may repurchase its common stock in open market or privately negotiated transactions at such times and at such prices as determined to be in the company's best interest. The company repurchases its common stock primarily for issuance under the company's stock compensation plans and to fund possible future acquisitions. These purchases may be commenced or suspended without prior notice depending on then-existing business or market conditions and other factors. As of January 1, 2011, 24.2 million shares at a cost of $404.2 million have been purchased under this plan. Included in these amounts are 1.5 million shares at a cost of $39.2 million purchased during fiscal 2010.

Dividends

During fiscal years 2010, 2009 and 2008, the company paid dividends of $70.9 million, or $0.775 per share, $62.2 million, or $0.675 per share and $53.2 million, or $0.575 per share, respectively.

Note 17. Stock-Based Compensation

Flowers Foods' 2001 Equity and Performance Incentive Plan, as amended and restated as of April 1, 2009, ("EPIP") authorizes the compensation committee of the Board of Directors to make awards of options to purchase our common stock, restricted stock, performance stock and units and deferred stock. Our officers, key employees and non-employee directors (whose grants are generally approved by the full Board of Directors) are eligible to receive awards under the EPIP. The aggregate number of shares that may be issued or transferred under the EPIP is 18,625,000 shares. Over the life of the EPIP, the company has only issued options, restricted stock and deferred stock. The following is a summary of stock options, restricted stock, and deferred stock outstanding under the EPIP. Information relating to the company's stock appreciation rights which are not issued under the EPIP is also disclosed below.

Stock Options

The following non-qualified stock options ("NQSOs") have been granted under the EPIP since fiscal 2008. The Black-Scholes option-pricing model was used to estimate the grant date fair value (amounts in thousands, except price data and as indicated):

Grant date	2/9/2010	2/9/2009	2/4/2008
Shares granted	1,136	993	850
Exercise price($)	25.01	23.84	24.75
Vesting date	2/9/2013	2/9/2012	2/4/2011
Fair value per share($)	5.54	5.87	5.80
Dividend yield(%)(1)	3.00	2.20	1.90
Expected volatility(%)(2)	30.60	31.80	27.30
Risk-free interest rate(%)(3)	2.35	2.00	2.79
Expected option life (years)(4)	5.00	5.00	5.00
Outstanding at January 1, 2011	1,128	988	843

1. Dividend yield — estimated yield based on the historical dividend payment for the four most recent dividend payments prior to the grant date.
2. Expected volatility — based on historical volatility over the expected term using daily stock prices.
3. Risk-free interest rate — United States Treasury Constant Maturity rates as of the grant date over the expected term.
4. Expected option life — The 2010, 2009 and 2008 grant assumptions are based on the simplified formula determined in accordance with Staff Accounting Bulletin No. 110, as the company does not have sufficient historical exercise behavior data to reasonably estimate the expected option life.

The stock option activity for fiscal years 2010, 2009 and 2008 pursuant to the EPIP is set forth below:

	Fiscal 2010		Fiscal 2009		Fiscal 2008	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
	(Amounts in thousands, except price data)					
Outstanding at beginning of year	3,734	$20.34	2,975	$18.46	2,417	$15.15
Granted	1,136	$25.01	993	$23.84	850	$24.75
Exercised	(487)	$16.19	(232)	$11.04	(288)	$ 9.25
Forfeitures	(18)	$24.57	(2)	$18.68	(4)	$22.30
Outstanding at end of year	4,365	$22.00	3,734	$20.34	2,975	$18.46
Exercisable at end of year	1,406		1,069		1,303	
Weighted average fair value of options granted during the year	$ 5.54		$ 5.87		$ 5.80	

As of January 1, 2011, all options outstanding under the EPIP had an average exercise price of $22.00 and a weighted average remaining contractual life of 4.34 years.

As of January 1, 2011, there was $5.2 million of total unrecognized compensation expense related to nonvested stock options. This cost is expected to be recognized on a straight-line basis over a weighted-average period of 1.61 years.

The cash received, the windfall tax benefits, and intrinsic value from stock option exercises for fiscal years 2010, 2009 and 2008 are set forth below (amounts in thousands):

	Fiscal 2010	Fiscal 2009	Fiscal 2008
Cash received from option exercises	$7,884	$2,614	$2,679
Cash tax windfall benefit, net	$ 683	$ 909	$1,543
Intrinsic value of stock options exercised	$4,409	$2,948	$4,470

Performance-Contingent Restricted Stock

Certain key employees have been granted performance-contingent restricted stock. The 2009 and 2010 awards generally vest two years from the date of grant and the 2009 award requires the "return on invested capital" to exceed the weighted average "cost of capital" by 2.5% (the "ROI Target") over the two fiscal years immediately preceding the vesting date. The 2010 award requires the ROI target to be 3.75% over the two fiscal years immediately preceding the vesting date. If the ROI Target is not met the awards are forfeited. Furthermore, each grant of performance-contingent restricted stock will be adjusted as set forth below:

- If the ROI Target is satisfied, then the performance-contingent restricted stock grant may be adjusted based on the company's total return to shareholders ("Company TSR") percent rank as compared to the total return to shareholders of the S&P Packaged Food & Meat Index ("S&P TSR") in the manner set forth below:
  - If the Company TSR rank is equal to the 50th percentile of the S&P TSR, then no adjustment;
  - If the Company TSR rank is less than the 50th percentile of the S&P TSR, the grant shall be reduced by 1.3% for each percentile below the 50th percentile that the Company TSR is less than the 50th percentile of S&P TSR, but in no event shall such reduction exceed 20%; or
  - If the Company TSR rank is greater than the 50th percentile of the S&P TSR, the grant shall be increased by 1.3% for each percentile above the 50th percentile that Company TSR is greater than the 50th percentile of S&P TSR, but in no event shall such increase exceed 20%.

In connection with the vesting of 209,950 shares of restricted stock granted in February 2008, during fiscal 2010, an additional 41,990 common shares were issued in the aggregate to these certain key employees because the company exceeded the S&P TSR by the maximum amount.

The performance-contingent restricted stock generally vests immediately if the grantee dies or becomes disabled. However, at retirement the grantee will receive a pro-rata number of shares through the grantee's retirement date at the normal vesting date. In addition, the performance-contingent restricted stock will immediately vest at the grant date award level without adjustment if the company undergoes a change in control. During the vesting period, the grantee is treated as a normal shareholder with respect to dividend and voting rights on the restricted shares for the 2009 and 2008 grants. The 2010 grant does not include the right to receive dividends until vesting. Dividends declared and paid during the vesting period will accrue and will be paid at vesting and will not exceed 100% of the award. The fair value estimate was determined using a *Monte Carlo* simulation model, which utilizes multiple input variables to determine the probability of the company achieving the market condition discussed above. Inputs into the model included the following for the company and comparator companies: (i) total stockholder return from the beginning of the performance cycle through the measurement date; (ii) volatility;

(iii) risk-free interest rates; and (iv) the correlation of the comparator companies' total stockholder return. The inputs are based on historical capital market data.

Grant date	2/9/2010	2/9/2009	2/4/2008
Shares granted	179	204	210
Vesting date	2/9/2012	2/9/2011	2/4/2010
Fair value per share	$ 26.38	$ 24.96	$ 27.03

The performance-contingent restricted stock activity for fiscal years 2010, 2009 and 2008 is set forth below:

	Fiscal 2010		Fiscal 2009		Fiscal 2008	
	Number of Shares	Weighted Average Fair Value	Number of Shares	Weighted Average Fair Value	Number of Shares	Weighted Average Fair Value
	(Amounts in thousands, except price data)					
Balance at beginning of year	414	$26.01	432	$23.92	536	$18.41
Granted*	221	$21.36	204	$24.96	210	$27.03
Vested*	(252)	$22.53	(222)	$20.98	(314)	$16.59
Forfeitures	(4)	$25.87	—	$ —	—	$ —
Balance at end of year	379	$25.62	414	$26.01	432	$23.92

* Includes 41,990 additional shares for the 2008 grant that exceeded the S&P TSR by the maximum amount as discussed above.

As of January 1, 2011, there was $2.8 million of total unrecognized compensation cost related to nonvested restricted stock granted under the EPIP. That cost is expected to be recognized over a weighted-average period of 1.01 years. The fair value of restricted share awards that vested during fiscal 2010 was $6.1 million on the vesting date which includes the incremental shares issued when the 2008 award exceeded the S&P TSR maximum amount discussed above.

Stock Appreciation Rights

Prior to 2007, the company allowed non-employee directors to convert their retainers and committee chairman fees into rights. These rights vest after one year and can be exercised over nine years. The company records compensation expense for these rights at a measurement date based on changes between the grant price and an estimated fair value of the rights using the *Black-Scholes* option-pricing model. The liability for these rights at January 1, 2011 and January 2, 2010 was $4.2 million and $3.5 million, respectively, and is recorded in other long-term liabilities. During the fiscal year ended January 2, 2010, the company paid out the accrued dividends for those rights granted after 2003. Future dividends on vested rights granted after 2003 are paid out at the time dividends are paid to other common shareholders.

The fair value of the rights at January 1, 2011 ranged from $8.07 to $20.73. The following assumptions were used to determine fair value of the rights discussed above using the *Black-Scholes* option-pricing model at January 1, 2011: dividend yield 3.0%; expected volatility 29.0%; risk-free interest rate 2.02% and expected life of 0.35 years to 2.70 years.

The rights activity for fiscal years 2010, 2009, and 2008 is set forth below:

	Fiscal 2010	Fiscal 2009	Fiscal 2008
	(Amounts in thousands, except price data)		
Balance at beginning of year	231	231	231
Rights vested	—	—	—
Rights exercised	—	—	—
Forfeitures	—	—	—
Balance at end of year	231	231	231
Weighted average — grant date fair value	$11.14	$11.14	$11.14

Deferred Stock

Pursuant to the EPIP, the company allows non-employee directors to convert their retainers into deferred stock. The deferred stock has a minimum two year vesting period and will be distributed to the individual at a time designated by the individual at the date of conversion. During the first quarter of fiscal 2010 an aggregate of 17,960 shares were converted. The company records compensation expense for this deferred stock over the two-year minimum vesting period based on the closing price of the company's common stock on the date of conversion. During the first and second quarter of fiscal 2010 a total of 5,540 shares were exercised for non-employee retainer conversions granted in 2008.

Pursuant to the EPIP non-employee directors also receive annual grants of deferred stock. This deferred stock vests over one year from the grant date. During the second quarter of fiscal 2010, non-employee directors were granted an aggregate of 44,220 shares of deferred stock. There was an additional grant of 1,860 shares during the first quarter of fiscal 2010 based on a pro-rated share amount for a new director whose term began on January 1, 2010. The deferred stock will be distributed to the grantee at a time designated by the grantee at the date of grant. Compensation expense is recorded on this deferred stock over the one year minimum vesting period. During the first and second quarter of fiscal 2010 a total of 28,380 shares were exercised for deferred shares issued under the fiscal 2009 grant.

The deferred stock activity for fiscal years 2010, 2009, and 2008 is set forth below:

	Fiscal 2010		Fiscal 2009		Fiscal 2008	
	Number of Shares	Weighted Average Fair Value	Number of Shares	Weighted Average Fair Value	Number of Shares	Weighted Average Fair Value
	(Amounts in thousands, except price data)					
Balance at beginning of year	130	$21.90	101	$23.30	55	$21.03
Issued	64	$23.11	48	$20.08	70	$24.58
Exercised	(34)	$20.57	(19)	$24.72	(24)	$21.91
Balance at end of year	160	$22.66	130	$21.90	101	$23.30

As of January 1, 2011, there was $0.7 million of total unrecognized compensation cost related to deferred stock awards granted under the EPIP. That cost is expected to be recognized over a weighted-average period of 0.60 years. The fair value of deferred stock awards that vested during fiscal 2010 was $0.8 million.

The following table summarizes the company's stock based compensation expense for fiscal years 2010, 2009 and 2008:

	Fiscal 2010	Fiscal 2009	Fiscal 2008
	(Amounts in thousands)		
Stock options	$ 6,931	$ 5,070	$ 4,408
Restricted stock	4,727	5,359	4,827
Stock appreciation rights	683	63	28
Deferred stock	1,337	1,363	1,331
Total stock based compensation	$13,678	$11,855	$10,594

Note 18. Comprehensive Income (Loss)

The company had other comprehensive income (losses) resulting from its accounting for derivative financial instruments and additional minimum liability related to its defined benefit pension plans. Total comprehensive income (loss), determined as net income adjusted by other comprehensive income (loss), was $168.0 million, $167.9 million and $(5.4) million for fiscal years 2010, 2009 and 2008, respectively.

During fiscal years 2010, 2009 and 2008, changes to accumulated other comprehensive income (loss), net of income tax, were as follows:

	Fiscal 2010	Fiscal 2009	Fiscal 2008
	(Amounts in thousands)		
Accumulated other comprehensive (loss) income, beginning balance	$(64,672)	$(102,279)	$ 22,141
Derivative transactions:			
Net deferred (losses) gains on closed contracts, net of income tax of $8,103, $(15,847) and $(17,579), respectively	12,968	(25,314)	(28,081)
Reclassified to earnings (materials, labor and other production costs), net of income tax of $5,051, $26,257 and $(38), respectively	8,069	41,943	(60)
Effective portion of change in fair value of hedging instruments, net of income tax of $9,223, $7,707 and $(20,145) respectively	14,732	12,311	(32,179)
Minimum pension liability, net of income tax of $(3,758), $3,759 and $(40,256), respectively	(6,002)	6,005	(64,304)
Amortization of actuarial loss, net of income tax of $815 and $1,063	1,303	1,698	—
Amortization of prior service (credits) and costs, net of income tax of $(67), $603 and $129	(107)	964	204
Accumulated other comprehensive loss, ending balance	$(33,709)	$ (64,672)	$(102,279)

The balance of accumulated other comprehensive income (loss) consists of the following:

	January 1, 2011	January 2, 2010
	(Amounts in thousands)	
Derivative financial instruments	$ 23,905	$(11,864)
Pension and postretirement related	(57,614)	(52,808)
Total	$(33,709)	$(64,672)

Note 19. Earnings Per Share

In June 2008, the FASB issued guidance on earnings per share that now classifies unvested share-based payment awards that contain rights to receive non-forfeitable dividends (whether paid or unpaid) as participating securities, and should be included in the two-class method of computing earnings per share. The "two-class" method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security as if all earnings for the period had been distributed. Unvested restricted share awards that earn non-forfeitable dividend rights qualify as participating securities and are now included in the basic computation. The company's unvested restricted shares participate on an equal basis with common shares; therefore, there is no difference in undistributed earnings allocated to each participating security. Accordingly, the presentation below is prepared on a combined basis and is presented as earnings per common share. Previously, such unvested restricted shares were not included as outstanding within basic earnings per common share and were included in diluted earnings per common share pursuant to the treasury stock method. We have retrospectively adjusted earnings per common share for fiscal 2008. The following is a reconciliation of net income attributable to Flowers Foods, Inc. and weighted average shares for calculating basic and diluted earnings per common share for fiscal years 2010, 2009 and 2008 (amounts in thousands, except per share data):

	Fiscal 2010	Fiscal 2009	Fiscal 2008
Net income attributable to Flowers Foods, Inc.	$137,047	$130,297	$119,233
Dividends on restricted shares not expected to vest*	—	—	—
Net income attributable to common and participating shareholders	$137,047	$130,297	$119,233
Basic Earnings Per Common Share:			
Weighted average shares outstanding for common stock	91,197	91,787	92,016
Weighted average shares outstanding for participating securities	223	413	416
Basic weighted average shares outstanding per common share	91,420	92,200	92,432
Basic earnings per common share attributable to Flowers Foods, Inc. common shareholders	$ 1.50	$ 1.41	$ 1.29
Diluted Earnings Per Common Share:			
Basic weighted average shares outstanding per common share	91,420	92,200	92,432
Add: Shares of common stock assumed issued upon exercise of stock options and vesting of restricted stock	688	533	725
Diluted weighted average shares outstanding per common share	92,108	92,733	93,157
Diluted earnings per common share attributable to Flowers Foods, Inc. common shareholders	$ 1.49	$ 1.41	$ 1.28

* The company expects all restricted share awards outstanding at January 1, 2011 and January 2, 2010 to vest.

Stock options to purchase 1,128,738 shares of common stock were not included in the computation of diluted earnings per share for the fifty-two weeks ended January 1, 2011 because their effect would have been anti-dilutive. Stock options to purchase 1,841,417 shares of common stock were not included in the computation of diluted earnings per share for the fifty-two weeks ended January 2, 2010 because their effect would have been anti-dilutive. Fiscal 2008 did not have anti-dilutive shares excluded in the computation.

Note 20. Postretirement Plans

For fiscal 2010, the company used a measurement date of December 31, 2010 which is the last trading date before the company's fiscal year end of January 1, 2011.

The following summarizes the company's balance sheet related pension and other postretirement benefit plan accounts at January 1, 2011 as compared to accounts at January 2, 2010:

	As of	
	January 1, 2011	January 2, 2010
	(Amounts in thousands)	
Current benefit liability	$ 1,011	$ 841
Noncurrent benefit liability	$76,086	$68,140
Accumulated other comprehensive loss	$57,614	$52,808

Defined Benefit Plans

The company has trusteed, noncontributory defined benefit pension plans covering certain employees. Benefits under most of the company's pension plans are frozen. The company continues to maintain a plan that covers a small number of certain union employees. The benefits in this plan are based on years of service and the employee's career earnings. The plans are funded at amounts deductible for income tax purposes but not less than the minimum funding required by the Employee Retirement Income Security Act of 1974 ("ERISA") and the Pension Protection Act of 2006 ("PPA"). The company uses a calendar year end for the measurement date since the plans are based on a calendar year end and because it approximates the company's fiscal year end. As of December 31, 2010 and December 31, 2009, the assets of the plans included certificates of deposit, marketable equity securities, mutual funds, corporate and government debt securities, private and public real estate partnerships, other diversifying strategies and annuity contracts. The company expects pension income of approximately $0.2 million for fiscal 2011.

The net periodic pension cost (income) for the company's pension plans includes the following components for fiscal years 2010, 2009 and 2008:

	Fiscal 2010	Fiscal 2009	Fiscal 2008
	(Amounts in thousands)		
Service cost	$ 388	$ 312	$ 293
Interest cost	18,666	18,667	17,623
Expected return on plan assets	(20,663)	(18,935)	(25,196)
Amortization:			
Actuarial loss	2,177	2,727	—
Net periodic pension cost (income)	568	2,771	(7,280)
Other changes in plan assets and benefit obligations recognized in other comprehensive income:			
Current year actuarial loss (gain)	11,924	(8,153)	103,002
Amortization of actuarial gain (loss)	(2,177)	(2,727)	—
Total recognized in other comprehensive (loss) income	9,747	(10,880)	103,002
Total recognized in net periodic benefit (income) cost and other comprehensive income	$ 10,315	$ (8,109)	$ 95,722

Actual return (loss) on plan assets for fiscal years 2010, 2009 and 2008 was $27.0 million, $37.9 million and $(77.5) million, respectively.

Approximately $2.7 million will be amortized from accumulated other comprehensive income into net periodic benefit cost in fiscal 2011 relating to the company's pension plans.

The funded status and the amounts recognized in the Consolidated Balance Sheets for the company's pension plans are as follows:

	January 1, 2011	January 2, 2010
	(Amounts in thousands)	
Change in benefit obligation:		
Benefit obligation at beginning of year	$320,040	$305,974
Service cost	388	312
Interest cost	18,666	18,667
Actuarial loss	18,273	10,812
Benefits paid	(16,294)	(15,725)
Benefit obligation at end of year	$341,073	$320,040
Change in plan assets:		
Fair value of plan assets at beginning of year	$266,173	$243,549
Actual (loss) return on plan assets	27,012	37,899
Employer contribution	909	450
Benefits paid	(16,294)	(15,725)
Fair value of plan assets at end of year	$277,800	$266,173
Funded status, end of year:		
Fair value of plan assets	$277,800	$266,173
Benefit obligations	341,073	320,040
Funded status and amount recognized at end of year	$(63,273)	$(53,867)
Amounts recognized in the balance sheet:		
Noncurrent liability	(63,273)	(53,867)
Amount recognized at end of year	$(63,273)	$(53,867)
Amounts recognized in accumulated other comprehensive income:		
Net actuarial loss before taxes	$ 96,638	$ 86,891
Accumulated benefit obligation at end of year	$340,211	$319,279

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation and projected benefit obligation in excess of plan assets were $341.1 million, $340.2 million, and $277.8 million, respectively, at January 1, 2011. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation and projected benefit obligation in excess of plan assets at January 2, 2010 were $320.0 million, $319.3 million and $266.2 million, respectively.

Assumptions used in accounting for the company's pension plans at each of the respective fiscal years ending are as follows:

	Fiscal 2010	Fiscal 2009	Fiscal 2008
Weighted average assumptions used to determine benefit obligations:			
Measurement date	12/31/2010	12/31/2009	12/31/2008
Discount rate	5.48%	5.98%	6.25%
Rate of compensation increase	3.50%	3.50%	3.50%
Weighted average assumptions used to determine net (income) cost:			
Measurement date	1/1/2010	1/1/2009	1/1/2008
Discount rate	5.98%	6.25%	6.25%(1)
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	3.50%	3.50%	3.50%

(1) The ButterKrust pension plans were acquired August 4, 2008. The discount rate used to determine net periodic benefit (income) cost for these plans was 6.75%.

In developing the expected long-term rate of return on plan assets at each measurement date, the company considers the plan assets' historical actual returns, targeted asset allocations, and the anticipated future economic environment and long-term performance of individual asset classes, based on the company's investment strategy. While appropriate consideration is given to recent and historical investment performance, the assumption represents management's best estimate of the long-term prospective return. Based on these factors the expected long-term rate of return assumption for the plans was set at 8.0% for fiscal 2010, as compared with the average annual return on the plan assets over the last 15 years of approximately 9.1% (net of expenses).

Plan Assets

The Finance Committee ("committee") of the Board of Directors establishes investment guidelines and strategies and regularly monitors the performance of the plans' assets. Management is responsible for executing these strategies and investing the pension assets in accordance with ERISA and fiduciary standards. The investment objective of the pension plans is to preserve the plans' capital and maximize investment earnings within acceptable levels of risk and volatility. The committee and members of management meet on a regular basis with its investment advisors to review the performance of the plans' assets. Based upon performance and other measures and recommendations from its investment advisors, the committee rebalances the plans' assets to the targeted allocation

when considered appropriate. The fair values of all of the company pension plan assets at December 31, 2010 and December 31, 2009, by asset class are as follows (amounts in thousands):

	Fair value of Pension Plan Assets as of December 31, 2010			
Asset Class	Quoted prices in active markets for identical assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Short term investments and cash	$ 4,930	$ —	$ —	$ 4,930
Equity securities:				
U.S. companies	111,098	—	—	111,098
International companies	4,475	—	—	4,475
International equity funds(a)	—	35,498	—	35,498
Fixed income securities:				
Domestic mutual funds(b)	17,679	—	—	17,679
Private equity funds(c)	—	12,502	—	12,502
Real estate(d)	—	—	8,881	8,881
Other types of investments:				
Guaranteed insurance contracts(e)	—	—	9,657	9,657
Hedged equity funds(f)	—	—	31,929	31,929
Absolute return funds(c)	—	—	40,110	40,110
Other assets and (liabilities)(g)	—	—	960	960
Accrued income(g)	—	—	81	81
Total	$138,182	$48,000	$91,618	$277,800

	Fair value of Pension Plan Assets as of December 31, 2009			
Asset Class	Quoted prices in active markets for identical assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Short term investments and cash	$ 8,729	$ —	$ —	$ 8,729
Equity securities:				
U.S. companies	98,899	—	—	98,899
International companies	4,941	—	—	4,941
International equity funds(a)	—	33,946	—	33,946
Fixed income securities:				
Domestic mutual funds(b)	20,870	—	—	20,870
Convertible equity	398	—	—	398
Private equity funds(c)	—	—	13,235	13,235
Real estate(d)	—	—	7,762	7,762
Other types of investments:				
Guaranteed insurance contracts(e)	—	—	9,286	9,286
Hedged equity funds(f)	—	—	29,913	29,913
Absolute return funds(c)	—	—	38,038	38,038
Other assets and liabilities(g)	—	—	22	22
Accrued income(g)	—	—	134	134
Total	$133,837	$33,946	$98,390	$266,173

(a) This class includes funds with the principal strategy to invest primarily in long positions in international equity securities.

(b) This class invests primarily in U.S. government issued securities.

(c) This class invests primarily in absolute return strategy funds.

(d) This class includes funds that invest primarily in U.S. commercial real estate.

(e) This class invests primarily guaranteed insurance contracts through various U.S. insurance companies.

(f) This class invests primarily in hedged equity funds.

(g) This class includes accrued interest, dividends, and amounts receivable from asset sales and amounts payable for asset purchases.

The following table provides information on the Pension Plan assets that are reported using significant unobservable inputs in the estimation of fair value (amounts in thousands):

	2010 Changes in Fair Value Measurements Using Significant Unobservable Inputs (Level 3)						
	Fixed income securities - Alternative	Real Estate Funds	Guaranteed Insurance Contracts	Hedged Equity Funds	Absolute Return Funds	Other assets and liabilities and accrued income	Totals
Balance at December 31, 2009	$ 13,235	$7,762	$9,286	$29,913	$38,038	$ 156	$ 98,390
Actual return on plan assets:							—
Relating to assets still held at the measurement date	—	1,274	282	2,016	3,072	—	6,644
Relating to assets sold during the period	—	(106)	—	—	—	—	(106)
Transfers out of Level 3*	(13,235)	—	—	—	—	—	(13,235)
Purchases, sales, and settlements	—	(49)	89	—	(1,000)	885	(75)
Ending balance at December 31, 2010	$ —	$8,881	$9,657	$31,929	$40,110	$1,041	$ 91,618

* The alternative fixed income security was transferred out of a Level 3 classified security in Fiscal 2009 and into a Level 2 classified security for Fiscal 2010. The asset was transferred because the company received better information during Fiscal 2010 about the nature of the underlying assets and believes that at December 31, 2010 that appropriate classification of these securities is Level 2.

The company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. The plan asset allocation as of the measurement dates December 31, 2010 and December 31, 2009, and target asset allocations for fiscal 2011 are as follows:

Asset Category	Target Allocation 2011	Percentage of Plan Assets at the Measurement Date 2010	2009
Equity securities	40-60%	53.4	51.8
Fixed income securities	10-40%	9.4	13.0
Real estate	0-25%	3.5	2.9
Other diversifying strategies(1)	0-40%	31.8	29.0
Short term investments and cash	0-25%	1.9	3.3
Other	0%	0.0	0.0
Total		100.0%	100.0%

(1) Includes absolute return funds, hedged equity funds, and guaranteed insurance contracts.

Equity securities include Flowers' common stock of 1,346,828 shares and 1,346,828 shares in the amount of $36.2 million and $32.0 million (13.0% and 12.0% of total plan assets) as of December 31, 2010 and December 31, 2009, respectively.

The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, achieve asset returns that meet or exceed the plans' actuarial assumptions, and achieve asset returns that are competitive with like institutions employing similar investment strategies.

Cash Flows

Company contributions are as follows:

Year	Required	Discretionary
	(Amounts in thousands)	
2008	$ —	$ —
2009	$450	$ —
2010	$461	$448

All contributions are made in cash. The discretionary contributions made during fiscal 2010 were not required to be made by the minimum funding requirements of ERISA, but the company believed, due to its strong cash flow and financial position, this was an appropriate time at which to make the contribution in order to reduce the impact of future contributions. Because of lower than expected asset returns during 2008, contributions in future years are expected to increase. During 2011, the company expects to contribute approximately $2.7 million to its pension plans. This amount represents estimated minimum pension contributions required under ERISA and the PPA as well as discretionary contributions to avoid benefit restrictions. This amount represents estimates that are based on assumptions that are subject to change. The Worker, Retiree, and Employer Recovery Act of 2008 ("WRERA") was signed into law on December 23, 2008. WRERA granted plan sponsors relief from certain funding requirements and benefit restrictions, and also provided some technical corrections to the PPA. One of the technical corrections allowed the use of asset smoothing, with limitations, for up to a 24-month period in determining funding requirements. The company elected to use asset smoothing for the 2009 and 2010 plan years. As a result, contributions may be deferred to later years or reduced through market recovery. In October 2009, the IRS released final regulations on certain aspects of minimum funding requirements and benefit restrictions under the PPA. The effective date of the final regulations is for plan years beginning on or after January 1, 2010. The company continues to review various contribution scenarios based on current market conditions and options available to plan sponsors under the final PPA regulations.

Benefit Payments

The following are benefits paid under the plans during fiscal years 2010, 2009 and 2008 and expected to be paid from fiscal 2011 through fiscal 2020. All benefits are expected to be paid from the plans' assets.

	Pension Benefits
	(Amounts in thousands)
2008	$ 14,348
2009	$ 15,725
2010	$ 16,294
Estimated Future Payments:	
2011	$ 17,215
2012	$ 17,706
2013	$ 18,225
2014	$ 18,564
2015	$ 18,925
2016 – 2020	$104,390

Postretirement Benefit Plans

The company provides certain medical and life insurance benefits for eligible retired employees. The Flowers medical plan covers eligible retirees under the active medical and dental plans. The plan incorporates coinsurance payments and employee contributions at COBRA premium levels. Coverage in the medical plan does not extend past age 65. Eligibility and maximum period of coverage is based on age and length of service. The life insurance plan offers coverage to a closed group of retirees. In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("MMA") was enacted. The MMA established a voluntary prescription drug benefit under Medicare, known as "Medicare Part D," and a federal subsidy to sponsors of retiree health care benefit plans that provide a prescription drug benefit that is at least actuarially equivalent to Medicare Part D. Since the plan does not provide benefits to retirees beyond age 65, it is not eligible for the Medicare Part D subsidy.

On August 4, 2008 the company assumed sponsorship of a medical and life insurance benefits plan for eligible retired employees from the acquisition of ButterKrust (see Note 9, *Acquisitions*). The ButterKrust plan provides medical coverage to a limited group. Eligibility for benefits is based on the attainment of certain age and service requirements. Additionally, non-union employees hired after March 1, 2004 are not eligible. Union employees who meet the medical eligibility requirements are also eligible for life insurance benefits. Medical premium levels for retirees and spouses vary by group. The company has determined that the prescription drug benefits provided to some participants in the ButterKrust plan are at least actuarially equivalent to Medicare Part D for certain non-union and all union participants. Other participants in the plan are not eligible for prescription drug benefits.

As a result of union negotiations in October 2009, eligibility for the ButterKrust plan will only be extended through the end of the current contract period (October 26, 2012) for union employees. Only eligible union employees who retire prior to October 26, 2012 will receive benefits under the ButterKrust plan. In addition, certain medical plan provisions were changed in the ButterKrust plan and measured at year-end 2009. During 2010, minimal mid-year accounting adjustments were made to the postretirement benefit plans to reflect clarification of the provisions of the October 2009 negotiations.

The company evaluated options for delivery of postretirement benefits under the health care reform legislation. As a result of this review, the company established a retiree-only plan as of January 1, 2011 to deliver postretirement medical benefits. Therefore, benefits provided under the company postretirement benefit plans are exempt from lifetime and annual dollar limits on essential health benefits and other health care reform mandates based on long-standing exemptions for such plans under ERISA and the Internal Revenue Code. In addition, the company has communicated to current and future retirees that any excise taxes that may apply to these benefits in the future due to the legislation will be paid by plan participants. As a result, no changes in plan provisions were measured at year-end 2010 due to health care reform.

The net periodic benefit cost for the company postretirement benefit plans includes the following components for fiscal years 2010, 2009 and 2008:

	Fiscal 2010	Fiscal 2009	Fiscal 2008
	(Amounts in thousands)		
Service cost	$ 632	$ 861	$ 514
Interest cost	875	1,113	661
Amortization:			
Prior service cost	(59)	333	333
Actuarial loss	(174)	34	—
Total net periodic benefit cost	1,274	2,341	1,508
Other changes in plan assets and benefit obligations recognized in other comprehensive income:			
Current year actuarial (gain) loss*	(2,055)	(1,612)	1,559
Current year prior service (credit) cost	—	(1,234)	—
Mid-year accounting adjustment prior service (credit)	(109)	—	—
Amortization of actuarial gain (loss)	59	(34)	—
Amortization of prior service (cost) credit	174	(333)	(333)
Total recognized in other comprehensive (loss) income	(1,931)	(3,213)	1,226
Total recognized in net periodic benefit cost and other comprehensive income	$ (657)	$ (872)	$2,734

* Includes gain related to higher than expected Part D subsidy receipts.

Approximately $(0.3) million will be amortized from accumulated other comprehensive income into net periodic benefit cost in fiscal 2011 relating to the company's postretirement benefit plans.

The unfunded status and the amounts recognized in the Consolidated Balance Sheets for the company's postretirement benefit plans are as follows:

	January 1, 2011	January 2, 2010
	(Amounts in thousands)	
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 15,114	$ 17,395
Mid-year accounting adjustment	(109)	—
Service cost	632	861
Interest cost	875	1,113
Participant contributions	392	412
Actuarial loss (gain)	(2,053)	(1,612)
Benefits paid	(1,085)	(1,903)
Less federal subsidy on benefits paid	58	82
Plan amendments	—	(1,234)
Benefit obligation at end of year	$ 13,824	$ 15,114
Change in plan assets:		
Fair value of plan assets at beginning of year	$ —	$ —
Employer contributions	693	1,491
Participant contributions	392	412
Benefits paid	(1,085)	(1,903)
Fair value of plan assets at end of year	$ —	$ —
Funded status, end of year:		
Fair value of plan assets	$ —	$ —
Benefit obligations	13,824	15,114
Funded status and amount recognized at end of year	$(13,824)	$(15,114)
Amounts recognized in the balance sheet:		
Current liability	$ (1,011)	$ (841)
Noncurrent liability	(12,813)	(14,273)
Amount recognized at end of year	$(13,824)	$(15,114)
Amounts recognized in accumulated other comprehensive (loss) income:		
Net actuarial (gain) loss before taxes	$ (1,870)	$ 126
Prior service (credit) cost before taxes	(1,085)	(1,150)
Amounts recognized in accumulated other comprehensive (loss) income	$ (2,955)	$ (1,024)

Assumptions used in accounting for the company's postretirement benefit plans at each of the respective fiscal years ending are as follows:

	Fiscal 2010	Fiscal 2009	Fiscal 2008
Weighted average assumptions used to determine benefit obligations:			
Measurement date	12/31/2010	12/31/2009	12/31/2008
Discount rate	5.00%	5.75%	6.25%
Rate of compensation increase	N/A	N/A	N/A
Health care cost trend rate used to determine benefit obligations:			
Initial rate	8.00%	8.00%	8.00%
Ultimate rate	5.00%	5.00%	5.00%
Year trend reaches the ultimate rate	2017	2016	2015
Weighted average assumptions used to determine net periodic cost:			
Measurement date	1/1/2010	1/1/2009	1/1/2008
Discount rate	5.75%	6.25%	6.00%(1)
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A
Health care cost trend rate used to determine net cost:			
Initial rate	8.00%	8.00%	8.50%
Ultimate rate	5.00%	5.00%	5.00%
Year trend reaches the ultimate rate	2016	2015	2015

(1) The ButterKrust postretirement benefit plan was acquired August 4, 2008. The discount rate used to determine net periodic benefit cost for this plan was 6.75%.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage change in assumed health care cost trend rates would have the following effects for fiscal years 2010, 2009 and 2008:

	One-Percentage Point Decrease For the Year Ended			One-Percentage Point Increase For the Year Ended		
	Fiscal 2010	Fiscal 2009	Fiscal 2008	Fiscal 2010	Fiscal 2009	Fiscal 2007
	(Amounts in thousands)					
Effect on total of service and interest cost	$(150)	$ (187)	$ (109)	$171	$ 214	$ 125
Effect on postretirement benefit obligation	$(867)	$(1,134)	$(1,254)	$955	$1,258	$1,417

Cash Flows

Company contributions are as follows (amounts in thousands):

Year	Employer Net Contribution
2008	$ 719
2009	$1,409
2010	$ 635
2011 (Expected)	$1,011

The table above reflects only the company's share of the benefit cost. The company contributions shown are net of income from federal subsidy payments received pursuant to the MMA. MMA subsidy payments, which reduce the company's cost for the plans, are shown separately in the benefits table below. Of the $1.0 million expected funding for postretirement benefit plans during 2011, the entire amount will be required to pay for benefits. Contributions by participants to postretirement benefits were $0.4 million, $0.4 million and $0.4 million for fiscal years 2010, 2009 and 2008, respectively.

Benefit Payments

The following are benefits paid by the company during fiscal years 2010, 2009 and 2008 and expected to be paid from fiscal 2011 through fiscal 2020. All benefits are expected to be paid from the company's assets. The expected benefits show the company's cost without regard to income from federal subsidy payments received pursuant to the MMA. Expected MMA subsidy payments, which reduce the company's cost for the plans, are shown separately.

	Postretirement Benefits (Amounts in thousands)	
	Employer Gross Contribution	MMA Subsidy (Income)
2008	$ 750	$ (31)
2009	$1,491	$ (82)
2010	$ 693	$ (58)
Estimated Future Payments:		
2011	$1,078	$ (67)
2012	$1,092	$ (71)
2013	$1,156	$ (75)
2014	$1,220	$ (79)
2015	$1,254	$ (83)
2016 – 2020	$6,494	$(469)

Other Plans

The company contributes to various multiemployer, company-administered money purchase and defined contribution pension plans. Benefits provided under the multiemployer pension plans are generally based on years of service and employee age. Expense under these plans was $3.1 million for fiscal 2010, $2.0 million for fiscal 2009 and $0.9 million for fiscal 2008. The increase from fiscal 2009 to fiscal 2010 is attributed to the company's partial withdrawal from one of these plans. The company recorded a liability of $1.2 million for this partial withdrawal which was paid on February 10, 2011. At January 1, 2011 and January 2, 2010 the company owed payments of $1.2 million and $0.1 million, respectively, to these types of plans.

The Flowers Foods 401(k) Retirement Savings Plan covers substantially all of the company's employees who have completed certain service requirements. The cost and contributions for those employees who also participate in the defined benefit pension plan is 25% of the first $400 contributed by the employee. Effective April 1, 2001, the costs and contributions for employees who do not participate in the defined benefit pension plan was 2% of compensation and 50% of the employees' contributions, up to 6% of compensation. Effective January 1, 2006, the costs and contributions for employees who do not participate in the defined benefit pension plan increased to 3% of compensation and 50% of the employees' contributions, up to 6% of compensation. During fiscal years 2010, 2009 and 2008, the total cost and contributions were $17.2 million, $15.6 million and $14.9 million, respectively.

As of January 1, 2011, the company also had two smaller 401(k) plans associated with recent acquisitions that will be merged into the Flowers Foods 401(k) Retirement Savings Plan after receipt of final determination letters. During fiscal 2011, the company merged one of these 401(k) plans in the Flowers Foods 401(k) Retirement Savings Plan.

Note 21. Income Taxes

The company's income tax expense consists of the following for fiscal years 2010, 2009 and 2008:

	Fiscal 2010	Fiscal 2009	Fiscal 2008
	(Amounts in thousands)		
Current Taxes:			
Federal	$60,472	$63,280	$61,005
State	8,973	7,460	4,158
	69,445	70,740	65,163
Deferred Taxes:			
Federal	4,372	1,147	1,763
State	(484)	2,160	818
	3,888	3,307	2,581
Income tax expense	$73,333	$74,047	$67,744

Deferred tax assets (liabilities) are comprised of the following:

	January 1, 2011	January 2, 2010
	(Amounts in thousands)	
Self-insurance	$ 5,846	$ 5,194
Compensation and employee benefits	10,909	10,499
Deferred income	6,542	7,417
Loss carryforwards	6,490	8,324
Equity-based compensation	10,764	9,130
Hedging	—	7,894
Pension	23,259	20,360
Other	13,124	11,594
Deferred tax assets valuation allowance	(2,691)	(3,647)
Deferred tax assets	74,243	76,765
Depreciation	(83,378)	(76,431)
Hedging	(14,953)	—
Intangible Assets	(39,802)	(40,950)
Other	(1,695)	(2,418)
Deferred tax liabilities	(139,828)	(119,799)
Net deferred tax liability	$ (65,585)	$ (43,034)

The company and various subsidiaries have state net operating loss carryforwards of $82.4 million with expiration dates through fiscal 2023. The utilization of a portion of these carryforwards could be limited in the future; therefore, a valuation allowance has been recorded. Should the company determine at a later date that certain of these losses which have been reserved for may be utilized, a benefit may be recognized in the consolidated statement of income. Likewise, should the company determine at a later date that certain of these net operating losses for which a deferred tax asset has been recorded may not be utilized, a charge to the consolidated statement of income may be necessary.

Income tax expense differs from the amount computed by applying the U.S. federal income tax rate (35%) because of the effect of the following items for fiscal years 2010, 2009 and 2008:

	Fiscal 2010	Fiscal 2009	Fiscal 2008
	(Amounts in thousands)		
Tax at U.S. federal income tax rate	$73,633	$72,716	$66,518
State income taxes, net of federal income tax benefit	5,795	7,170	4,165
Decrease in valuation allowance	(279)	(186)	(129)
Section 199 qualifying production activities	(6,019)	(3,999)	(3,720)
Jobs tax credit	(228)	(244)	(133)
Other	431	(1,410)	1,043
Income tax expense	$73,333	$74,047	$67,744

The gross amount of unrecognized tax benefits was $4.8 million and $4.6 million as of January 1, 2011 and January 2, 2010, respectively. These amounts are exclusive of interest accrued and are recorded in other long-term

liabilities on the consolidated balance sheet. If recognized, the $4.8 million (less $0.9 million related to tax imposed in other jurisdictions) would impact the effective rate.

The company accrues interest expense and penalties related to income tax liabilities as a component of income before taxes. No accrual of penalties is reflected on the company's balance sheet as the company believes the accrual of penalties is not necessary based upon the merits of its income tax positions. The company had an accrued interest balance of approximately $0.3 million at January 1, 2011 and January 2, 2010. An immaterial amount of interest expense was recognized during fiscal 2010, and an interest benefit of $0.2 million and $0.4 million was recognized for fiscal 2009 and fiscal 2008, respectively.

At this time, we do not anticipate material changes to the amount of gross unrecognized tax benefits over the next twelve months.

The company defines the federal jurisdiction as well as various state jurisdictions as "major" jurisdictions. During fiscal 2010, the IRS completed the audit of fiscal years 2007 and 2008. The results of the audit were immaterial and the company is no longer subject to federal examination for years prior to 2009. With limited exceptions, the company is no longer subject to state examinations for years prior to 2007.

The following is a reconciliation of the total amounts of unrecognized tax benefits for fiscal years 2010, 2009 and 2008 (amounts in thousands):

	Fiscal 2010	Fiscal 2009	Fiscal 2008
	(Amounts in thousands)		
Unrecognized tax benefit at beginning of fiscal year	$4,629	$ 4,547	$ 4,585
Gross increases — tax positions in a current period	553	658	—
Gross increases — tax positions in a prior period	—	831	3,103
Settlements	—	—	(2,091)
Lapses of statutes of limitations	(359)	(1,407)	(1,050)
Unrecognized tax benefit at end of fiscal year	$4,823	$ 4,629	$ 4,547

Note 22. Commitments and Contingencies

The company and its subsidiaries from time to time are parties to, or targets of, lawsuits, claims, investigations and proceedings, including personal injury, commercial, contract, environmental, antitrust, product liability, health and safety and employment matters, which are being handled and defended in the ordinary course of business. While the company is unable to predict the outcome of these matters, it believes, based upon currently available facts, that it is remote that the ultimate resolution of any such pending matters will have a material adverse effect on its overall financial condition, results of operations or cash flows in the future. However, adverse developments could negatively impact earnings in a particular future fiscal period.

The company has recorded current liabilities of $19.7 million and $16.7 million related to self-insurance reserves at January 1, 2011 and January 2, 2010, respectively. The reserves include an estimate of expected settlements on pending claims, defense costs and a provision for claims incurred but not reported. These estimates are based on the company's assessment of potential liability using an analysis of available information with respect to pending claims, historical experience and current cost trends. The amount of the company's ultimate liability in respect of these matters may differ materially from these estimates.

In the event the company ceases to utilize the independent distribution form of doing business or exits a territory, the company is contractually required to purchase the territory from the independent distributor for ten times average weekly branded sales.

See Note 13, *Debt, Lease and Other Commitments*, for additional information.

Note 23. Segment Reporting

DSD produces fresh and frozen packaged bread and rolls and tortillas and warehouse delivery produces frozen bread and rolls and tortillas and snack products. The company evaluates each segment's performance based on income or loss before interest and income taxes, excluding unallocated expenses and charges which the company's management deems to be an overall corporate cost or a cost not reflective of the segments' core operating businesses. Information regarding the operations in these reportable segments is as follows for fiscal years 2010, 2009 and 2008:

	Fiscal 2010	Fiscal 2009	Fiscal 2008
	(Amounts in thousands)		
Sales:			
DSD	$2,096,100	$2,159,065	$2,013,927
Warehouse delivery	613,627	577,614	512,970
Eliminations:			
Sales from Warehouse delivery to DSD	(111,214)	(111,893)	(97,371)
Sales from DSD to Warehouse delivery	(24,744)	(23,937)	(14,634)
	$2,573,769	$2,600,849	$2,414,892
Depreciation and amortization:			
DSD	$ 65,977	$ 64,578	$ 57,447
Warehouse delivery	18,985	16,062	15,549
Other(1)	156	288	316
	$ 85,118	$ 80,928	$ 73,312
Income from operations:			
DSD	$ 194,972	$ 192,539	$ 185,292
Warehouse delivery	47,925	51,326	25,666
Other(1)	(37,035)	(37,532)	(28,256)
	$ 205,862	$ 206,333	$ 182,702
Net interest income	$ 4,518	$ 1,426	$ 7,349
Income before income taxes	$ 210,380	$ 207,759	$ 190,051
Capital expenditures:			
DSD	$ 69,252	$ 54,586	$ 71,413
Warehouse delivery	24,693	14,670	12,212
Other(1)	4,459	2,837	3,236
	$ 98,404	$ 72,093	$ 86,861

	As of	
	January 1, 2011	January 2, 2010
Assets:		
DSD	$1,011,944	$1,050,398
Warehouse delivery	232,481	226,515
Other(2)	81,064	74,529
	$1,325,489	$1,351,442

(1) Represents Flowers Foods' corporate head office amounts.

(2) Represents Flowers Foods' corporate head office assets including primarily cash and cash equivalents, deferred taxes and deferred financing costs.

Sales by product category in each reportable segment are as follows for fiscal years 2010, 2009 and 2008 (amounts in thousands):

	Fiscal 2010			Fiscal 2009			Fiscal 2008		
	DSD	Warehouse delivery	Total	DSD	Warehouse delivery	Total	DSD	Warehouse delivery	Total
Branded Retail	$1,221,074	$108,517	$1,329,591	$1,213,217	$134,361	$1,347,578	$1,161,594	$112,704	$1,274,298
Store Branded Retail	332,109	105,953	438,062	358,700	59,326	418,026	303,193	52,197	355,390
Non-retail and Other	518,173	287,943	806,116	563,211	272,034	835,245	534,506	250,698	785,204
Total	$2,071,356	$502,413	$2,573,769	$2,135,128	$465,721	$2,600,849	$1,999,293	$415,599	$2,414,892

Note 24. Unaudited Quarterly Financial Information

Results of operations for each of the four quarters in the respective fiscal years are as follows. Each quarter represents a period of twelve weeks, except the first quarter, which includes sixteen weeks.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
		(Amounts in thousands, except per share data)			
Sales	2010	$795,026	$607,716	$597,894	$573,133
	2009	$807,007	$614,448	$602,570	$576,824
Materials, supplies, labor and other production costs (exclusive of depreciation and amortization shown separately)	2010	$414,798	$318,553	$316,141	$297,298
	2009	$429,462	$333,339	$322,245	$305,137
Net income attributable to Flowers Foods, Inc.	2010	$ 40,687	$ 33,756	$ 31,166	$ 31,438
	2009	$ 37,381	$ 30,341	$ 31,926	$ 30,649
Basic net income attributable to Flowers Foods, Inc. common shareholders per share	2010	$ 0.44	$ 0.37	$ 0.34	$ 0.35
	2009	$ 0.40	$ 0.33	$ 0.35	$ 0.33
Diluted net income attributable to Flowers Foods, Inc. common shareholders per share	2010	$ 0.44	$ 0.37	$ 0.34	$ 0.34
	2009	$ 0.40	$ 0.33	$ 0.34	$ 0.33

Note 25. Subsequent Events

Dividend. On February 17, 2011, the Board of Directors declared a dividend of $0.20 per share on the company's common stock to be paid on March 17, 2011 to shareholders of record on March 3, 2011.

Shelf registration. On February 8, 2011, the company filed a universal shelf registration statement on Form S-3 with the Securities and Exchange Commission ("SEC"), which will allow the company to sell, from time to time, certain securities, including common stock, preferred stock, debt securities and/or warrants, either individually or in units, in one or more offerings. The company has no specific plans to offer the securities covered by the registration statement, and is not required to offer the securities in the future pursuant to the registration statement. The terms of any offering under the registration statement will be established at the time of the offering. Proceeds from the sale of any securities will be used for general corporate purposes, which may include, share repurchases, refinancing existing indebtedness, capital expenditures, and possible acquisitions. The company has not allocated a specific portion of the net proceeds for any particular use at this time. The universal shelf registration statement is intended to provide the company with flexibility to raise funds through one or more offerings of its securities, subject to market conditions and the company's capital needs.

Contingent acquisition payment. In connection with the acquisition of Holsum in 2008, the company will make payments of up to $5.0 million in cash to the former shareholders of Holsum in contingent consideration because the company's stock did not trade over a target price for ten consecutive trading days during the two year period beginning February 11, 2009. We expect these payments to be made during the first quarter of fiscal 2011.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Those valuation and qualifying accounts which are deducted in the balance sheet from the assets to which they apply:

	Beginning Balance	Additions (Reductions) to Expenses	Deductions	Ending Balance
		(Amounts in thousands)		
Classification:				
Fiscal Year Ended January 1, 2011				
Allowance for doubtful accounts	$ 469	547	494	$ 522
Inventory reserves	$ 82	1,047	898	$ 231
Deferred tax asset valuation allowance	$3,647	(279)	(677)	$2,691
Fiscal Year Ended January 2, 2010				
Allowance for doubtful accounts	$ 378	2,077	1,986	$ 469
Inventory reserves	$ 594	498	1,010	$ 82
Deferred tax asset valuation allowance	$4,520	(186)	(687)	$3,647
Fiscal Year Ended January 3, 2009				
Allowance for doubtful accounts	$ 131	640	393	$ 378
Inventory reserves	$ 134	1,121	661	$ 594
Deferred tax asset valuation allowance	$4,649	(129)	—	$4,520

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